Filed by WPS Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: WPS Resources Corporation
Commission File Number: 1-11337
     On August 2, 2006, WPS Resources Corporation and Peoples Energy Corporation filed an application with the Illinois Commerce Commission (the “ICC Filing”) to obtain approval of the merger of Peoples Energy with and into a wholly-owned subsidiary of WPS Resources. The two companies are seeking expedited approval in order to close the merger on or shortly after January 1, 2007.
     Certain portions of the ICC Filing are being filed as part of this filing under Rule 425 of the Securities Act of 1933. These portions are identified below:
     1. Application to Illinois Commerce Commission. (Except as identified in the list below, the attachments and exhibits to the Application are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such attachments or exhibits to the Securities and Exchange Commission upon request.)
     2. Direct Testimony of Larry L. Weyers (Applicants’ Exhibit LLW-1.0-1.2).
     3. Direct Testimony of Lawrence T. Borgard (Applicants’ Exhibit LTB-1.0-1.4).
     4. Direct Testimony of Bradley A. Johnson (Applicants’ Exhibit BAJ-1.0-1.1).
     5. Direct Testimony of Thomas J. Flaherty (Applicants’ Exhibit TJF-1.0-1.6).
     6. Direct Testimony of James F. Schott (Applicants’ Exhibit JFS-1.0).
     7. Direct Testimony of Diane L. Ford (Applicants’ Exhibit DLF-1.0-1.2).
     8. Information Required Pursuant to 220 ILCS 5/7-204A(a)(3). (The other information required pursuant to 220 ILCS 5/7-204A is not being filed herewith. The registrant agrees to furnish supplementally a copy of any such information to the Securities and Exchange Commission upon request.)
Forward-Looking Statements
The documents filed as part of this filing under Rule 425 may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS

Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources’ and Peoples Energy’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this filing are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.
Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.
Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples	)
Energy Corporation, The Peoples Gas	)
Light and Coke Company, and North	)
Shore Gas Company	)
)
Application pursuant to Section 7-204)		Docket No. 06-_________
of the Public Utilities Act for authority	)
to engage in a Reorganization, to enter	)
into an agreement with affiliated interests	)
pursuant to Section 7-101, and for such	)
other approvals as may be required under	)
the Public Utilities Act to effectuate	)
the Reorganization.	)
APPLICATION

WPS RESOURCES CORPORATION	PEOPLES ENERGY CORPORATION
THE PEOPLES GAS LIGHT AND COKE
COMPANY
NORTH SHORE GAS COMPANY

Paul F. Hanzlik	Theodore R. Tetzlaff
Bruce W. Doughty	Gerard T. Fox
Cynthia A. Fonner	Mary Klyasheff
Foley & Lardner LLP	Peoples Energy Corporation
321 North Clark Street, Suite 2800	Office of General Counsel
Chicago, Illinois 60610-4764	130 East Randolph Street
(312) 832-4500	Chicago, Illinois 60601
(312) 240-4800
Allen W. Williams, Jr.
Bradley D. Jackson	Allan Horwich
David A. Meisinger	Owen E. MacBride
Foley & Lardner LLP	Samantha C. Norris
777 East Wisconsin Avenue	6600 Sears Tower
Milwaukee, Wisconsin 53202	Chicago, Illinois 60606
(414) 271-2400	(312) 258-5500

TABLE OF CONTENTS

I.	INTRODUCTION		1

	A.	The Reorganization	2
	B.	PEC and Its Affiliates	3
	C.	WPS Resources and Its Affiliates	3
	D.	Benefits of the Reorganization	4
	E.	Time is of the Essence	7

II.	APPROVALS AND OTHER RELIEF REQUESTED		7

III.	THE REORGANIZATION		10

	A.	Parties to the Reorganization and Their Affiliates	10
	B.	The Reorganization Transaction	13
	C.	Post-Reorganization Structure and Operations	14
	D.	Benefits of Reorganization	16
		1. Benefits to Customers	16
		2. Benefits to Employees	17
		3. Benefits to Communities	17
	E.	Rate-Related Proposals	18
		1. Rate Plan	18
		2. Accelerated System Improvements	19
		3. Finding Related to Purchase Accounting Impacts	20
		4. Finding Related to Tax Treatment of Storage Gas	21

IV.	COMPLIANCE WITH STATUTORY REQUIREMENTS		22

	A.	Reorganization under Section 7-204	22
	B.	Treatment of Costs and Savings under Section 7-204	27
	C.	Approval under Section 7-102	29
	D.	Affiliated Interest Agreement under Sections 7-101 and 7-204A(b)	30
	E.	Approval of Accounting Entries	32
	F.	Approval to Change Reconciliation Years	32
	G.	Certain Other Approvals	33

V.	REQUEST FOR EXPEDITED APPROVAL		33

VI.	SUBMISSION OF REQUIRED INFORMATION AND DIRECT TESTIMONY		34

I. INTRODUCTION
     This Application seeks the required approvals of the Illinois Commerce Commission (the “Commission”) for a “reorganization” of The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, Peoples Gas and North Shore are referred to herein as the “Gas Companies”). The reorganization is a series of transactions, including a merger, by which Peoples Energy Corporation (“PEC”), the Illinois parent holding company of the Gas Companies, will become a wholly-owned subsidiary of WPS Resources Corporation (“WPS Resources”), a financially strong and highly respected Wisconsin holding company with regulated natural gas operations in Wisconsin, Michigan, and Minnesota, and regulated electric operations in Wisconsin and Michigan. WPS Resources, PEC, Peoples Gas and North Shore are collectively referred to as “Applicants”.
     This merger will create a combined energy company with nearly 1,700,000 natural gas utility customers throughout the Midwest, approximately 477,000 electric utility customers in Wisconsin and Michigan, and non-regulated energy operations in many parts of the United States and Canada. The parent holding company will be renamed and headquartered in Chicago. The Gas Companies’ customers will benefit from the combined company’s financial strength, excellent customer service and focus on the integrity of its relationships with customers, regulators and other stakeholders.
     Applicants do not seek increases in the Gas Companies’ base rates as a condition of the reorganization. As a direct result of the reorganization, the Gas Companies’ filing of general rate cases will be postponed. Under WPS Resources’ proposed rate plan for the Gas Companies, they will file general rate cases in early 2007, for adjustments effective in early 2008. Under this plan, the Gas Companies would not file general rate cases again until 2009 at the earliest. WPS Resources’ proposed rate plan provides a fair and reasonable sharing of both the synergy savings generated by the Reorganization and the costs to achieve those savings.
     In addition, WPS Resources is willing to accelerate Peoples Gas’ program to replace the large amount of cast iron mains in its distribution system in Chicago, and upgrade ancillary equipment like meters. This acceleration would speed the enhancement of the reliability and efficiency, and the reduction in operation and maintenance costs, of the distribution system provided by the Peoples Gas replacement program. The acceleration of this program would bring these benefits to customers sooner than if the Reorganization had not occurred.
     WPS Resources and PEC are eager to proceed with this merger and to achieve the synergistic benefits it will generate. Applicants request approval of this Application in sufficient time to enable a closing on or shortly after January 1, 2007.
     A. The Reorganization
     PEC, an Illinois corporation, WPS Resources, a Wisconsin corporation, and Wedge Acquisition Corp., an Illinois corporation and wholly-owned subsidiary of WPS Resources (“Wedge”), have entered into an Agreement and Plan of Merger, dated July 8, 2006 (the “Agreement,” a copy of which is attached to this Application as Attachment A), pursuant to which: (1) WPS Resources will acquire the stock of PEC by exchanging that stock for WPS Resources stock; (2) Wedge will merge with and into PEC; and (3) PEC will survive as a wholly-owned direct subsidiary of WPS Resources (the “Reorganization” or the “Merger”). As a

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result of the Reorganization, WPS Resources will become the indirect owner of 100% of the common stock of the Gas Companies.1
     B. PEC and Its Affiliates
     PEC owns the Gas Companies, energy marketing companies serving customers in the Midwest, and a Houston-based oil and gas production company.2 The Gas Companies are each an Illinois public utility within the meaning of Section 3-105 of the Illinois Public Utilities Act (the “Act” or “PUA”). 220 ILCS 5/3-105. Upon consummation of the Reorganization (the “Closing”), the Gas Companies will continue to operate separately as they did prior to the Closing, but as wholly-owned indirect subsidiaries of WPS Resources. Peoples Gas and North Shore will each retain their current names and current headquarters in Chicago and Waukegan, respectively, will each continue to operate as an Illinois public utility, and will each remain subject to Commission jurisdiction and applicable Illinois law and regulations.
     C. WPS Resources and Its Affiliates
     WPS Resources is a Wisconsin public utility holding company, currently headquartered in Green Bay, Wisconsin. WPS Resources has five major energy-related subsidiaries. WPS Resources is not an Illinois public utility, and will not become one after the Closing. Following the Closing, WPS Resources will move its headquarters to Chicago, and will be known under a new name, which will be chosen pursuant to the procedure set forth in the Agreement.

[1] Under the Agreement, WPS Resources also will become the indirect owner of 100% of the common equity of the non-regulated subsidiaries of PEC. Such transactions are not subject to the Commission’s jurisdiction, although additional required regulatory approvals relating to these transactions are being requested as described below in this Application. Certain of the schedules to the Agreement contain confidential and proprietary information of one or more of the parties, and therefore have been filed as “Confidential and Proprietary.”

[2] PEC owns other subsidiaries, as discussed below.

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     WPS Resources currently owns four regulated utility companies with operations in Wisconsin, Michigan and Minnesota. WPS Resources’ largest subsidiary, Wisconsin Public Service Corporation (“WPSC”), is an integrated electric and gas utility that traces its corporate beginnings back to 1883. WPSC currently serves more than 425,000 electric customers and 308,000 gas customers in northeastern and north central Wisconsin and Michigan’s Upper Peninsula. Upper Peninsula Power Company (“UPPCo”) provides electric utility service to approximately 52,000 customers in Michigan’s Upper Peninsula. Michigan Gas Utilities Corporation (“MGU”) furnishes gas utility service to approximately 161,000 customers in lower Michigan. Minnesota Energy Resources Corporation (“MERC”) provides natural gas utility service to more than 200,000 customers throughout Minnesota.
     D. Benefits of the Reorganization
     The Reorganization will provide significant benefits to the Gas Companies’ customers, their employees, and the Illinois communities they serve. The Reorganization will create a leading, diversified energy company with regulated utilities serving four Midwestern states, and non-regulated businesses serving customers primarily in the Midwest, the Northeast, Texas, and Canada.
     WPS Resources is fully capable, willing, and ready to undertake the Reorganization. Recognized in 2006 as Fortune magazine’s “Most Admired Company” in the energy industry and as one of the “Best Managed Utility Companies in America” by Forbes magazine, WPS Resources brings to the Reorganization a team of highly qualified leaders, managers, and employees. This group has years of experience running utilities effectively and efficiently, providing safe, reliable and cost-effective energy delivery, and responsive customer service. WPS Resources also has extensive recent experience in successfully integrating new affiliates,

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namely UPPCo in 1998, Wisconsin Fuel & Light Company (which was merged into WPSC) in 2000, and, most recently, MGU and MERC during 2006.
     WPS Resources has strong, investment grade credit ratings, substantial financial resources, and a proven record of integrating utility operations. WPS Resources will give the Gas Companies a larger and stronger financial platform for making investments to maintain safety and improve reliability and customer service. This enhanced financial platform, along with WPS Resources’ commitment to industry best practices and operational excellence, will enhance the Gas Companies’ performance and efficiencies. Customers of the Gas Companies will further benefit from WPS Resources’ strong and proven commitment to customer service.
     In addition, the Reorganization is expected to produce significant synergies and cost savings over time. WPS Resources and PEC have already identified approximately $94 million of potential annual synergy savings that would be achieved over time for the combined company as a whole. Achieving these savings will cost approximately $186 million in non-recurring costs, most of which will be incurred through 2010. A preliminary allocation of these synergy savings and costs, as described in detail by Mr. Thomas J. Flaherty, Senior Vice President of Booz Allen Hamilton Inc., in his direct testimony being submitted with this Application, shows an allocation to the Gas Companies of $77 million in net synergy savings over the first five years following the Closing.
     WPS Resources does not seek general increases in the Gas Companies’ rates as a condition of the Reorganization. However, the Gas Companies have not had any general rate increases since November 1995, a period of almost eleven years, and they had publicly stated their intent to file during 2006 prior to the execution of the Agreement. As a direct result of the Reorganization, the Gas Companies’ filings have been postponed until early 2007, which means

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that their customers will see no increase in base rates until early 2008. Under the rate plan proposed by WPS Resources, the Gas Companies would base their 2007 rate proposals on an historical test year that will not include any adjustments for synergy savings or costs associated with the Merger. The Gas Companies would not file for general rate increases again until 2009 at the earliest, increases that would not take effect until 2010. This rate plan will provide a fair and reasonable sharing of synergy savings and costs between the Gas Companies and their customers.
     WPS Resources will also emphasize strong employee relations. As the Reorganization will create a larger, more diverse organization, the combined company will offer the Gas Companies’ employees greater opportunities in a broader service area. Mr. Lawrence T. Borgard, WPSC’s President and Chief Operating Officer – Energy Delivery, describes these benefits in greater detail in his direct testimony being submitted with this Application. WPS Resources intends to eliminate redundancies and align its work force properly with work load, which it expects to accomplish through normal attrition as much as practicable. Applicants will work closely with employees of the combined company to maximize the benefits of the Merger and to realize anticipated synergies.
     WPS Resources and PEC both have strong traditions of service and commitment to the communities they serve, supporting a variety of civic, community, and philanthropic efforts. These traditions will continue after the Closing. Existing philanthropic pledges will be honored, and future charitable requests will be thoughtfully considered, with the objective of supporting those causes that will most benefit the Gas Companies’ customers and their communities. It is in the best interests of both WPS Resources and the communities that the Gas Companies serve that

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the economic prospects of those communities be enhanced, and that the Gas Companies continue to have a strong local presence.
     The Reorganization represents an important opportunity for the Gas Companies, their customers, their employees, and the communities they serve. As shown in this Application, the Reorganization is significantly beneficial to customers, employees, shareholders, and the communities the Gas Companies serve. WPS Resources is committed to assuring that the Gas Companies’ customers receive safe, adequate, reliable, and reasonably priced energy services, as well as excellent customer service. WPS Resources is eager to begin working to achieve these goals, and looks forward to enjoying the same strong and productive relationships with the Gas Companies’ customers, employees, and regulators that it enjoys with its existing customers, employees, and regulators in the upper Midwest.
     E. Time is of the Essence
     To begin realizing the many anticipated benefits of the Reorganization as soon as practicable, to avoid the risk of the Gas Companies incurring higher tax liabilities, and to minimize the uncertainty and stress to employees resulting from the pendency of the Reorganization, Applicants are seeking to close the Merger on or shortly after January 1, 2007. Accordingly, Applicants seek an order from this Commission approving the Application on or before December 28, 2006.
II. APPROVALS AND OTHER RELIEF REQUESTED
     The Reorganization requires a number of approvals and other relief from the Commission. Accordingly, Applicants request in this Application the following:
(a)	the Commission’s approval, under Sections 7-204 and 7-204A, to engage in the Reorganization, through which WPS Resources – by acquiring

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100% of the common stock of PEC – will indirectly acquire 100% of the voting stock of the Gas Companies, as more fully explained in Section IV.A. below;

(b)	the Commission’s approvals, pursuant to Section 7-204(c) of the PUA, of (i) Applicants’ proposed allocation of synergy savings between shareholders and the customers of the Gas Companies, as reflected in the proposed rate plan (ii) the Gas Companies’ deferral for future recovery, through creation of a regulatory asset, of the costs to achieve synergy savings that are allocated to the Gas Companies as described in this Application, (iii) the Gas Companies’ amortization of the regulatory assets beginning in 2010, and (iv) the Gas Companies’ recovery of the annual amortization in any rate case filed by the Gas Companies using a test year beginning on or after January 1, 2010, and ending before or on December 31, 2013, all as more fully explained in Section IV.B. below;

(c)	the Commission’s approval under Section 7-102 of the PUA (to the extent required) to engage in the Reorganization, as more fully explained in Section IV.C. below;

(d)	the Commission’s authorization, pursuant to Sections 7-101 and 7- 204A(b) of the PUA, for entry by the Gas Companies into an affiliated interest agreement by which they will receive shared corporate and other services from WPS Resources and WPSC, as more fully explained in Section IV.D. below;

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(e)	the Commission’s approval of the proposed accounting entries associated with the Reorganization, as more fully explained in Section IV.E. below;

(f)	the Commission’s approval, pursuant to Sections 9-201 and 9-220 of the PUA, for the Gas Companies to change the reconciliation years in their Gas Charge (Rider 2) and Environmental Activities (Rider 11) tariffs from the 12 months ending September 30 to the 12 months ending December 31, so as to provide for annual reconciliation proceedings on a calendar year basis rather than the current fiscal year basis, as more fully explained in Section IV.F. below;

(g)	a finding by the Commission, pursuant to Section 7-204(f) of the PUA, that any adjustments made to the books of account of the Gas Companies for financial reporting purposes as a result of purchase or “push down” accounting for the Reorganization will be disregarded for regulatory reporting purposes and for ratemaking purposes in future rate proceedings, as more fully explained in Section III.E.3. below;

(h)	a finding by the Commission, pursuant to Section 7-204(f) of the PUA, that should the Reorganization not close on or shortly after January 1, 2007, and should the Gas Companies be unable to fully mitigate the higher tax liability, the Gas Companies may reflect in future rate proceedings the revenue requirement impact of higher tax liabilities due to the recognition for tax purposes of a temporary reduction in Last In, First Out (“LIFO”) gas in storage inventory as of the Closing, as explained more fully in Section III.E.4. below; and

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(i)	the Commission’s authorization for taking such other measures in connection with the Reorganization as may be reasonably necessary for effecting the Reorganization.
III. THE REORGANIZATION
     A. Parties to the Reorganization and Their Affiliates
     WPS Resources Corporation, a Wisconsin corporation, is a holding company with five major energy-related subsidiaries: WPSC; UPPCo; MGU; MERC; and WPS Energy Services, Inc. (“ESI”). These subsidiaries provide electric and natural gas energy and related services in both regulated and non-regulated energy markets.3 WPS Resources’ regulated operations serve customers in Wisconsin, Michigan, and Minnesota, and its non-regulated businesses serve customers primarily in the northeastern United States, Texas, and Canada.
     Wisconsin Public Service Corporation is a Wisconsin corporation and WPS Resources’ largest subsidiary. WPSC provides regulated electric and natural gas utility service to more than 425,000 electric customers and 308,000 natural gas customers in northeastern and north central Wisconsin and a portion of Michigan’s Upper Peninsula.
     Upper Peninsula Power Company is a Michigan corporation that provides regulated electric service to approximately 52,000 customers in Michigan’s Upper Peninsula.
     Michigan Gas Utilities Corporation is a Delaware corporation that provides regulated natural gas service to approximately 161,000 customers in lower Michigan.
     Minnesota Energy Resources Corporation is a Delaware corporation that provides regulated natural gas service to more than 200,000 customers throughout Minnesota.

[3] WPS Resources also has less substantial subsidiaries.

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     WPS Energy Services, Inc. is a Wisconsin corporation and WPS Resources’ major non-regulated subsidiary. A diversified, non-regulated energy supply and services company, ESI serves commercial, industrial and wholesale customers, as well as aggregated groups of residential customers. ESI’s operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States, and Alberta, Ontario, and Quebec in Canada, while its principal markets are the northeastern quadrant of the United States and adjacent portions of Canada. ESI owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.
     Peoples Energy Corporation, an Illinois corporation, is a holding company with four primary business segments: gas distribution; oil and gas production; energy assets; and energy marketing. Its gas distribution segment includes two regulated Illinois distribution companies, Peoples Gas and North Shore. PEC also owns an energy marketing business and an oil and natural gas production company. As explained below, other subsidiaries of PEC own interests in generating assets, which PEC is in the process of divesting in connection with exiting this business segment.4
     The Peoples Gas Light and Coke Company, an Illinois corporation, is an Illinois public utility providing regulated natural gas service in the City of Chicago. Peoples Gas serves approximately 830,000 customers.

[4]	Less substantial subsidiaries of PEC are identified in the materials required by Section 7-204A of the PUA (220 ILCS 5/7-204A(a)(1)), submitted along with this Application.

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     North Shore Gas Company, an Illinois corporation, is an Illinois public utility providing regulated natural gas service to approximately 155,000 customers in 54 communities in northeastern Illinois.
     Peoples Energy Services Corporation (“PESC”) is an Illinois corporation engaged in non-regulated energy marketing. PESC furnishes retail energy services to more than 31,000 customers in Illinois, Michigan and Ohio, providing a portfolio of products to manage energy needs of business, institutional and residential consumers. PESC recently obtained authorizations to expand its services into Ohio and New York.
     Peoples Energy Production Company (“PEP”) is a Delaware corporation engaged in oil and natural gas production. PEP primarily focuses on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins, to which value can be added through drilling programs, production enhancements, and reservoir optimization. PEP’s acquisition and drilling efforts concentrate primarily on natural gas.
     Peoples Energy Resources Company, LLC (“PERC”) is a Delaware limited liability company that owns several subsidiaries involved in various wholesale gas businesses, natural gas liquids businesses, and power generation development. However, PERC and its subsidiaries are in the process of disposing of their interests in power generation assets and exiting this business. The generating assets in which PERC and its subsidiaries own interests that remain to be sold are the Elwood facility in Elwood, Illinois, and the proposed COB Energy facility in Klamath County, Oregon; PERC and its subsidiaries are actively pursuing the sale of their remaining interests in these facilities.

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     B. The Reorganization Transaction
     The Reorganization is structured as a reverse triangular merger transaction. Under the Agreement, WPS Resources will acquire the stock of PEC in exchange for WPS Resources stock that WPS Resources will issue to PEC shareholders at the time of Closing. Wedge, a wholly-owned subsidiary of WPS Resources, will be merged with and into PEC, with PEC being the surviving corporation. PEC will thereby become a wholly-owned direct subsidiary of WPS Resources. As a result, Peoples Gas, North Shore and PEC’s other subsidiaries will become wholly-owned indirect subsidiaries of WPS Resources.
     PEC shareholders will exchange their common shares for a fixed amount of WPS Resources common stock. Under the Agreement, each PEC common share outstanding immediately prior to the Reorganization will be converted into 0.825 shares of WPS Resources’ common stock. Based on closing prices on July 5, 2006 (the business day before news of the proposed transaction first became public), this would result in an approximate value of $41.39 per share for PEC stock. This exchange rate would represent a premium to PEC shareholders of approximately 14.2 percent, based on the average closing prices for PEC stock for the twenty (20) day period ending July 5, 2006, and approximately 14.9 percent, based on the closing price for PEC on July 5, 2006. After the Closing, current WPS Resources shareholders will own approximately 57.6 percent of the combined company, and current PEC shareholders will own approximately 42.4 percent.
     Additional terms of the Reorganization are set forth in the Agreement, a copy of which is Attachment A to this Application. Mr. Bradley A. Johnson, Vice President and Treasurer of WPS Resources, provides in his direct testimony further detail on the structure of the WPS Resources corporate family following the Closing.

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     C. Post-Reorganization Structure and Operations
     After the Closing, WPS Resources will be the parent corporation of PEC and its subsidiaries, including the Gas Companies. WPS Resources will move its headquarters and principal corporate offices to Chicago, and will adopt a new name that will be chosen pursuant to the procedure set forth in the Agreement.
     The Gas Companies will each operate as a separate wholly-owned indirect subsidiary of WPS Resources. Neither of the Gas Companies will be combined with any other WPS Resources entity. Each Gas Company will retain its current name and Chicago area headquarters, will continue to operate as an Illinois public utility in its current service territory, will keep its current rate schedule (except for the tariff changes for which approval is requested in this Application), and will remain subject to Commission jurisdiction and applicable Illinois law and regulations. Likewise, all of WPS Resources’ current regulated subsidiaries will maintain their names and headquarters locations, including WPSC in Green Bay. The energy marketing businesses of WPS Resources (ESI) and PEC (PESC and Peoples Energy Wholesale Marketing, LLC) will be combined and headquartered in the Green Bay area, while maintaining an office and a strong local presence in the Chicago area.
     The Gas Companies’ approximately one million customers will not experience any disruption or other immediate change in their service as a result of the Reorganization. Gas will continue to be delivered as demanded. These customers will call the same numbers for service and billing inquiries and to report any emergencies, and will largely have the same employees serving their needs.
     Initially following the Closing, PEC will continue to provide shared corporate services to the Gas Companies, and the Gas Companies will continue to provide services to each other,

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pursuant to the currently-effective, Commission-approved affiliated interest agreement among those companies. The other currently-effective Commission approved agreements between the Gas Companies or among the Gas Companies, PEC and other PEC subsidiaries will also remain in effect to facilitate continuity of existing operations.5
     At the same time, the Gas Companies will begin to be integrated into the WPS Resources system. WPS Resources will provide shared corporate services to PEC and the Gas Companies. The Gas Companies will become parties to WPS Resources’ affiliated interest agreement governing shared services among WPS Resources, WPSC, and WPS Resources’ other regulated subsidiaries – an action for which this Application seeks the Commission’s authorization under Sections 7-101 and 7-204A(b) of the PUA. (A copy of this proposed agreement is provided as Attachment B to this Application.) The agreement is sponsored by Ms. Diane L. Ford, WPS Resources’ Vice President – Controller and Chief Accounting Officer, in her direct testimony submitted with this Application. Ms. Ford also describes WPS Resources’ allocation of shared services and costs among its regulated and non-regulated subsidiaries. Over time, the delivery of shared services will evolve as the combined company determines the optimal structure for providing shared services, which may involve the formation of a service company.
     WPS Resources and PEC are committed to a smooth transition following the Closing, so that the integration will be transparent and seamless to customers of the Gas Companies. Mr. Borgard describes the transition process in greater detail in his direct testimony.

[5] Copies of the existing inter-company agreements are provided in the materials required by Section 7-204A of the PUA (220 ILCS 5/7-204A(a)(5)), submitted along with this Application.

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     D. Benefits of Reorganization
     As further detailed in the direct testimony of Mr. Larry L. Weyers, WPS Resources’ Chairman, President, and Chief Executive Officer, Mr. James F. Schott, WPSC’s Vice President – Regulatory Affairs, and Messrs. Johnson and Borgard, all being submitted with this Application, the Reorganization will benefit, and will not adversely affect, the Gas Companies’ customers, their employees, and the Illinois communities they serve.
     1. Benefits to Customers
     WPS Resources will provide the Gas Companies with a larger and stronger financial platform to support improvements to and maintenance of their respective distribution systems for the benefit of their customers. Moreover, as Mr. Borgard explains, customers will benefit from WPS Resources’ plan to bring industry best practices and operational excellence to the combined company’s operations.
     In addition, the Reorganization is expected to produce significant savings over time. As discussed in Mr. Flaherty’s direct testimony, approximately $87 million of potential annual synergy savings allocated to the combined company’s regulated subsidiaries will be achieved over time.6 As Mr. Flaherty explains, it is expected to take five years after Closing to realize this level of savings. As he also explains, the greatest portion of these savings is expected to be realized in administrative and general costs, although some direct cost savings in areas such as gas acquisition and supply are also anticipated. Mr. Flaherty also provides estimates of the non-recurring costs that the combined company will incur in order to achieve these savings. Most of

[6] This is in addition to approximately $7 million in potential annual synergy savings allocated to the combined company’s non-regulated subsidiaries that will be achieved over time. These two estimates combine for a total of approximately $94 million in annual net synergy savings expected over time for the combined company as a whole.

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these costs will be incurred in the four years after Closing, and are estimated to total approximately $186 million.
     The integration of the Gas Companies’ administrative, managerial, and overhead functions into the WPS Resources system will permit the Gas Companies and their customers to benefit over time from consolidation and economies of scale associated with the larger and more diverse enterprise being created by the Reorganization. For customers, these cost savings mean that rates will be lower than they otherwise would have been absent the Reorganization.
     In their direct testimony being submitted with this Application, Messrs. Weyers and Borgard provide further description of benefits that the Reorganization is expected to yield for the Gas Companies’ customers.
     2. Benefits to Employees
     Consistent with its mutually beneficial relationship with its represented and non-represented employees in Wisconsin, Michigan and Minnesota, as described by Mr. Borgard, WPS Resources will emphasize the importance of strong employee relations at the Gas Companies. The Reorganization will enhance employee opportunities by creating a larger, more diverse organization with employment options over a wider service area. Applicants plan to achieve savings by eliminating redundancies and properly aligning the work force with work load, which they expect to do through normal attrition as much as practicable.
     3. Benefits to Communities
     Applicants are committed to maintaining and enhancing the service and support to the Gas Companies’ service territories and the communities that they serve. Like PEC, WPS Resources has a long and strong tradition of providing such service and support through civic, community, and philanthropic efforts.

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     This tradition will continue after the Closing. Existing civic and community commitments, as well as philanthropic pledges, will be honored. Future charitable requests will be thoughtfully considered, with the objective of supporting those causes that will most benefit the Gas Companies’ customers and their communities. As Mr. Weyers notes in his testimony, WPS Resources recognizes that it is in both its own best interest and that of the communities that the Gas Companies serve that the economic prospects of those communities be enhanced, and that the Companies continue to have a strong local presence.
     E. Rate-Related Proposals
     In his direct testimony submitted with this Application, Mr. Schott presents WPS Resources’ rate-related proposals associated with the Reorganization. If adopted, these proposals will provide significant economic benefits to the Gas Companies’ customers in the form of deferred revenue requirement recovery, a fair and reasonable sharing of the synergy savings generated by the Reorganization, and timely and necessary rate adjustments for the Gas Companies. Applicants’ proposal on the treatment of costs and savings is described in Section IV.B. of this Application.
          1. Rate Plan
     Neither Gas Company has had its base rates adjusted since November 1995. As is well known, the Gas Companies were preparing to file for general rate increases before the Reorganization was announced. As a result of the Reorganization, those rate filings have been postponed. However, in light of the Gas Companies’ need for rate relief, WPS Resources proposes that they file for general rate increases in early 2007 and have rates established based on an historical test year that would not include any adjustments for synergy savings associated

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with the Reorganization or the costs to achieve those savings. Based on the normal eleven-month Commission review process, the rates set in that case would not take effect until 2008.
     WPS Resources requests that the Commission authorize the Gas Companies to establish regulatory assets to record their allocated shares of costs to achieve synergy savings. After the new rates expected to be effective in early 2008 are established, the Gas Companies will not file for additional general rate increases until 2009 at the earliest.
     Under this plan, the Gas Companies’ customers will benefit from the synergy savings generated by the Reorganization. In the first three years after Closing, the Gas Companies will use the accumulated synergy savings to partially offset their foregone recovery of revenue deficiencies in 2007 through 2009. Rate adjustments effective after 2009 would reflect all Reorganization-related savings allocable to the Gas Companies in accordance with standard cost allocation methodologies, as well as recovery of the annual amortization of the costs of achieving those savings for which regulatory asset treatment is requested in this Application. As such, in rates which become effective after 2009, all annual net synergy savings allocated to the Gas Companies will be passed on to their customers.
          2. Accelerated System Improvements
     WPS Resources is willing to accelerate Peoples Gas’ existing program to replace cast iron mains and upgrade ancillary equipment in its distribution system in Chicago. WPS Resources intends to approximately double Peoples Gas’ rate of investment in this important program, thereby reducing the time it will take to complete the program. These efforts would speed the enhancement of the reliability and efficiency, and the reduction in operation and maintenance costs, of Peoples Gas’ natural gas distribution infrastructure over time. Information

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on this acceleration program and a proposed method of cost recovery will be presented in the rate filing WPS Resources intends will be made by Peoples Gas in early 2007.
          3. Finding Related to Purchase Accounting Impacts
     The Gas Companies seek, pursuant to Section 7-204(f) of the PUA, a finding by the Commission that any adjustments to the Gas Companies’ books for financial reporting purposes resulting from application of purchase or “push down” accounting for the Reorganization will be disregarded for regulatory reporting purposes and for ratemaking purposes in future rate proceedings. The most notable adjustments in this regard relate to the Gas Companies’ pension and post-retirement benefits obligations.
     As a result of the “fresh start” accounting defined by Statement of Financial Accounting Standards (“SFAS”) 87 and 106, the accounting standards that specify the requirements related to accounting for pension and other post-employment benefits costs, Peoples Gas and North Shore will record a net liability related to pension and other post-employment benefit costs of $56.2 million at June 30, 2006 ($34.1 million for Peoples Gas and $22.1 million for North Shore) as a result of the Merger. As of June 30, Peoples Gas and North Shore would have recorded on their books a net asset related to these items of $88.5 million ($99.0 million asset for Peoples Gas and $10.5 million liability for North Shore). The difference of $144.7 million ($133.1 million for Peoples Gas and $11.6 million for North Shore) represents costs experienced by the Gas Companies prior to the Merger, including experience losses, prior service costs, and transition costs, that have been incurred and deferred based on the requirements of SFAS 87 and 106. Based on the requirements of SFAS 87 and 106, these items are deferred and amortized to expense over time. This requested finding is described in further detail by Mr. Johnson in his direct testimony.

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          4. Finding Related to Tax Treatment of Storage Gas
     As noted above, Applicants seek an order from this Commission approving the Reorganization by December 28, 2006, with the objective of closing on or shortly after January 1, 2007. Applicants believe it is important, and therefore respectfully request, that the Commission conduct an expedited review of the Reorganization so that its benefits can commence as soon as possible, and so the uncertainty and employee stress associated with the pending Application can be minimized.
     In addition, a Closing more than a few days after January 1, 2007 would expose the Gas Companies and their customers to the risk of higher costs due to the interplay of tax law and the Gas Companies’ LIFO accounting for gas in storage inventory. Because the Reorganization will trigger a year-end for tax purposes, PEC will need to file a tax return and the Gas Companies will need to take gas in storage inventories as of the closing date. If the closing date occurs when gas in storage inventories are low (as is increasingly likely from January through March), the cost used to price withdrawals and the cost of gas sold for tax purposes will be the historically lower cost of gas due to the temporary reduction in LIFO inventory. The decrease in the cost of gas sold will result in higher taxable income and therefore a higher tax liability. But because the Reorganization does not cause a year-end for financial accounting purposes, the cost of gas sold for financial reporting purposes will not reflect the recognition for tax purposes of the temporary reduction in LIFO inventory. The resulting book-to-tax difference in cost of gas sold will result in the recognition of a deferred tax asset that decreases the accumulated provision for deferred income taxes and increases rate base, and therefore rates in future rate proceedings. While the book-to-tax difference is not permanent, it will exist as long as there is no significant year-to-year draw down of inventory, something that is not expected to occur in the foreseeable future.

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     The most direct way to mitigate this risk would be for the Reorganization to close on or shortly after January 1, 2007, so that the decrease in storage gas inventory at tax year-end is minimized. Alternatively, the Gas Companies may be able to mitigate the higher tax liability by purchasing replacement inventory so that it is on hand at the tax year-end. This, however, could expose the Gas Companies to the risk of higher gas commodity costs.
     For these reasons, if the Reorganization does not close on or shortly after January 1, 2007 and the Gas Companies are not able to mitigate the higher tax liability, the Gas Companies request the Commission to find pursuant to Section 7-204(f) of the PUA that they may reflect in future rate proceedings the revenue requirement impacts of increased rate base caused by the recognition for tax purposes of a temporary reduction in LIFO gas in storage inventory as of the closing date. This issue is discussed in further detail by Mr. Schott in his direct testimony.
IV. COMPLIANCE WITH STATUTORY REQUIREMENTS
     A. Reorganization under Section 7-204
     The Reorganization fits within the definition of “reorganization” in Section 7-204 of the PUA, as it involves a “transaction which ... results in a change in ... the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility....” 220 ILCS 5/7-204(a).
     In order to approve a Section 7-204 reorganization, the Commission is required to make a series of findings, each of which is addressed below.
1.	Finding 1: “the proposed reorganization will not diminish the utility’s ability to provide adequate, reliable, efficient, safe and least-cost public utility service”
     As discussed above and in the direct testimony of Messrs. Weyers, Johnson, and Borgard, WPS Resources has a strong record of maintaining the financial strength of its regulated

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subsidiaries, and operating them reliably, efficiently, and safely. Under WPS Resources’ ownership, the Gas Companies will provide adequate, reliable, efficient, safe, and least-cost public utility service. Further enhancement is expected from the combined company’s operational efficiencies and economies of scale. WPS Resources’ commitment to industry best practices and operational excellence will help ensure that a high quality of service is provided to the Gas Companies’ customers.
     These initiatives, in turn, will enhance customer satisfaction. WPS Resources has a long history of being highly rated by customers, as Mr. Borgard discusses. WPS Resources intends that the same high level of service be delivered to the Gas Companies’ customers.
     Accordingly, the Commission should make this first finding.
2.	Finding 2: “the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers”
     As discussed in Ms. Ford’s direct testimony, WPS Resources has in place appropriate contractual requirements, allocation standards, and compliance processes to ensure that its non-utility activities, including the activities of its non-regulated subsidiaries, will not be subsidized by either the Gas Companies or their customers. Nor will the operations of one regulated subsidiary be subsidized by another. These measures keep corporate costs and inter-company transfers properly allocated. WPS Resources has successfully used similar measures to maintain proper cost allocation and accounting among its subsidiaries, and to avoid cross-subsidization among them.
     In light of the foregoing, the Commission should conclude that the Reorganization will not cause unjustified subsidization of non-utility activities by the Gas Companies or their customers.

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3.	Finding 3: “costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes”
     As noted above, Ms. Ford describes WPS Resources’ systems for ensuring a fair and accurate allocation of costs and facilities between utility and non-utility activities within and among its subsidiaries. The Gas Companies will be incorporated into these systems, while at the same time continuing to adhere to the Commission’s Uniform System of Accounts for Gas Utilities. As Ms. Ford explains, the Commission will have sufficient information to determine the costs and facilities that are properly included by the Gas Companies for ratemaking purposes. As a result, the Commission should make this third finding.
4.	Finding 4: “the proposed reorganization will not significantly impair the utility’s ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure”
     As discussed in Mr. Johnson’s testimony, the Reorganization will not impair the Gas Companies’ ability to raise capital on reasonable terms or to maintain a reasonable capital structure. Given WPS Resources’ strong financial condition, the Gas Companies will continue to have access to both long-term and short-term capital markets at reasonable cost. In fact, as Mr. Johnson explains, that access will be enhanced with WPS Resources’ larger, more diverse, more financially secure platform. For similar reasons, the Reorganization will strengthen the Gas Companies’ ability to maintain a reasonable capital structure. WPS Resources expects the Gas Companies’ current credit ratings to be enhanced as the result of WPS Resources’ relative financial strength. As Mr. Johnson notes, initial rating agency reaction to the Merger suggests such potential upgrades. Accordingly, the Commission should make the fourth finding.

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5.	Finding 5: “the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities”
     The Gas Companies will each remain Illinois public utilities following the Reorganization. As a result, they will remain subject to all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities. The Commission can make this fifth finding.
6.	Finding 6: “the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction”
     The Reorganization will not have a significant adverse effect on competition in the markets over which the Commission has jurisdiction. WPS Resources is not planning to acquire any electric generation facilities from PEC as part of the Reorganization. PEC’s only remaining interest in any existing generating facilities is a 50% interest held by subsidiaries in Elwood Energy LLC, which owns a 1,400 MW peaking facility near Chicago. PERC is actively engaged in negotiations to sell its interest in Elwood Energy LLC. After PERC completes the sale of its interests in the Elwood facility, PEC and its subsidiaries will no longer own any electric generating facilities.7
     In addition, the Merger should have no significant adverse impact on the competitive retail gas markets in Illinois. Pursuant to the Act and the Gas Companies’ tariffs, their retail gas customers may purchase their gas supply from suppliers other than the Gas Companies and have the third-party gas supplies delivered to them over the Gas Companies’ gas distribution systems. WPS Resources cannot exclude alternative retail gas suppliers or competitive suppliers of gas

[7] PERC also owns, through subsidiaries, interests in a proposed generating facility project in Klamath County, Oregon. PERC is also actively engaged in attempting to sell its interests in this facility.

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from the Gas Companies’ gas systems. Moreover, federal and state laws and regulations, as well as Gas Companies’ tariffs, generally prohibit them from discriminating against non-affiliates.
     Therefore, as Mr. Schott describes in his testimony, the only potential effect of the Reorganization on the retail electric and natural gas markets in Illinois would be that resulting from the combination of WPS Resources’ and PEC’s non-regulated energy marketing subsidiaries. As Mr. Schott explains, there will not be a significant adverse effect on competition from combining these subsidiaries, either.
     Concurrent with this Application, WPS Resources and PEC are seeking approval of the Reorganization from the Federal Energy Regulatory Commission (“FERC”), as well as Hart-Scott-Rodino clearance from the Department of Justice and the Federal Trade Commission. These governmental entities will be analyzing the Merger for, among other things, competitive issues falling outside the Commission’s jurisdiction.
     For these reasons, the Reorganization will not adversely affect competition in markets over which the Commission has jurisdiction. In fact, it might promote competition in the retail electric and natural gas markets in Illinois, both within the areas served by the Gas Companies and elsewhere in Illinois, by creating a more powerful and capable unregulated competitor in the retail electric and gas supply markets. The Commission, therefore, should make this sixth finding.
7.	Finding 7: “the proposed reorganization is not likely to result in any adverse rate impacts on retail customers”
     The Reorganization should not cause any adverse rate impacts on retail customers, as it will not result in any changes to the Gas Companies’ existing charges to customers. Under WPS Resources’ proposed rate plan, the Gas Companies will file in early 2007 requests for general rate increases to become effective in early 2008. These rate increases will be based on an

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historical test year with no adjustments for synergy savings or costs to achieve. The postponement of these rate filings from 2006 to 2007 represents an immediate benefit to customers that is generated by the Reorganization. The rate increases sought in early 2007 will be necessary in order for the Gas Companies to recover their reasonable costs of providing safe, adequate and reliable gas supply to their retail customers in Illinois.
     Under WPS Resources’ proposed rate plan, the Gas Companies would not file for any additional general rate increases until 2009 at the earliest. Until then, the Gas Companies will use the accumulated synergy savings to offset their foregone revenue deficiency recovery; namely, their unrecovered deficiencies in 2007 and unrecovered inflation during 2008 and 2009. All of the savings resulting from the Reorganization allocated to the Gas Companies will be reflected in rates effective after 2009.
     WPS Resources expects the change in control over the Gas Companies and their incorporation into the WPS Resources system, with the resulting synergies and cost of service savings, to reduce the Gas Companies’ overall cost of service below what it otherwise would be absent the Reorganization. Accordingly, the Commission can find that the proposed Reorganization is not likely to result in any adverse rate impacts on retail customers.
     B. Treatment of Costs and Savings under Section 7-204
     Under Section 7-204(c), the Commission must rule on “(i) the allocation of any savings resulting from the proposed reorganization; and (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.”
     In order to undertake the Reorganization, WPS Resources is making a significant investment and incurring substantial expenses. In addition to the stock exchange premium paid

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to PEC shareholders, the estimated total cost to WPS Resources (and ultimately the combined company) of accomplishing the Reorganization and achieving synergies and cost savings is approximately $186 million. Of this amount, about $178 million is allocable between the combined company’s regulated and non-regulated subsidiaries. WPS Resources does not seek recovery from the Gas Companies’ customers of change-in-control and transaction costs, which total an estimated $36 million. Of the remaining $142 million of costs to achieve synergies and cost savings, about $47 million will be allocated to the Gas Companies. Messrs. Flaherty and Schott discuss the calculation and allocation of these “synergy costs” in their direct testimony. WPS Resources requests the Commission to authorize the Gas Companies to create regulatory assets to record their allocated shares of synergy costs as they are actually incurred.
     Applicants estimate that the Reorganization will be producing synergy cost savings of approximately $177 million across the combined company’s regulated businesses through 2011. Mr. Flaherty presents and describes the synergy cost savings estimates in his direct testimony. As he shows, using standard allocation methods, approximately $77 million of these savings would be allocable to the Gas Companies over the five years after Closing. The allocated savings will have the effect of reducing the Gas Companies’ costs, revenue requirements and rates.
     WPS Resources’ rate plan for the Gas Companies will allow them to use synergy cost savings in the first three years after Closing to partially offset deferred rate increases embodied in the rate plan. The Gas Companies’ customers will directly benefit from the synergy cost savings in rates that become effective after 2009.
     As Ms. Ford discusses in her direct testimony, WPS Resources continues to evaluate the specific methodology to be used for the allocation of synergy savings and costs among the

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combined company’s subsidiaries, and will provide additional information as it completes its evaluation.
     C. Approval under Section 7-102
     Section 7-102 of the PUA requires Commission approval whenever a “public utility may by any means, direct or indirect, merge or consolidate its franchises, licenses, permits, plants, equipment, business or other property with that of any other public utility.” 220 ILCS 5/7-102(A)(d). The same section also requires Commission approval for a public utility to “assign, transfer, lease, mortgage, sell (by option or otherwise), or otherwise dispose of or encumber the whole or any part of its franchises, licenses, permits, plant, equipment, business, or other property....” 220 ILCS 5/7-102(A)(c). However, Section 7-204(e) of the Act expressly provides that “[n]o other Commission approvals shall be required for mergers that are subject to this Section.” 220 ILCS 5/7-204(e).
     Applicants do not believe that either of the above-referenced provisions of Section 7-102 applies to the Reorganization, which does not involve a direct or indirect merger or consolidation of two utilities’ businesses or property. Nor is it a sale or other disposition of a utility’s businesses or property. Rather, the Reorganization is a change in control transaction over which the Commission clearly has jurisdiction under Sections 7-204 and 7-204A of the PUA.
     Nevertheless, if the Commission determines that the Reorganization is also subject to the requirements of Section 7-102, the information submitted in support of this Application is sufficient to meet the requirements of that Section, so that any approval deemed necessary pursuant to Section 7-102 should be granted.

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     D. Affiliated Interest Agreement under Sections 7-101 and 7-204A(b)
     Applicants propose that the Gas Companies enter into an affiliated interest agreement with WPS Resources and its existing regulated subsidiaries, for which approval is required under Sections 7-101 and 7-204A of the PUA.
     As described by Ms. Ford in her direct testimony, WPS Resources, WPSC, and WPS Resources’ other regulated subsidiaries are parties to an affiliated interest agreement, dated March 31, 2006, which has been approved as in the public interest by the Public Service Commission of Wisconsin (“PSCW”).8 That agreement is designed to permit the parties to plan and operate their businesses through integration of certain activities to maximize possible economies of scale by sharing, among other things, services, employees, properties, rights, and interests. Under this affiliated interest agreement, WPSC provides the majority of shared services to WPS Resources and its regulated subsidiaries. WPSC provides these services at its cost, including a reasonable allocation of its overheads. Other regulated subsidiaries can provide services to each other under this agreement, again at cost. Applicants seek Commission authorization for the Gas Companies to enter into this agreement, so that they also can maximize possible economies of scale and other benefits by receiving shared services from WPS Resources and WPSC. (A copy of this agreement, modified to include the Gas Companies, is provided as Attachment B to this Application.)9
     Additionally, Applicants intend to keep in effect, at least for the near term, the existing inter-company agreements between and among PEC, Peoples Gas, North Shore and certain other

[8] Final Decision, PSCW Docket No. 6690-AU-110 (March 23, 2006).

[9] WPS Resources also has a PSCW-approved affiliated interest agreement between it, WPSC and WPS Resources’ non-regulated subsidiaries. Order, PSCW Docket 6690-AU-103 (May 21, 1997). PEC and its non-regulated subsidiaries will enter into this agreement as part of the Reorganization. These amendments must be approved by the PSCW but not by this Commission.

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PEC subsidiaries. Each of these agreements has previously been approved by the Commission. Maintaining these agreements in effect following the Closing is necessary to ensure continuity of operations. The existing Commission-approved inter-company agreements to remain in effect are:
1.	Personal Property Transfer Agreement among PEC, Peoples Gas and North Shore (approved in ICC Docket No. 60270).

2.	Inter-company Borrowing Arrangement between Peoples Gas and North Shore (approved in ICC Docket No. 04-0602).

3.	Inter-company Borrowing Arrangement among PEC, Peoples Gas and North Shore (approved in ICC Docket No. 04-0603).

4.	Firm Transportation Service Contract between Peoples Gas and Peoples Energy Resources Corp. (approved in ICC Docket No. 96-0452).

5.	Firm Peaking Gas Supply and Services Agreement between Peoples Energy Resources Corp. and Peoples Gas (approved in ICC Docket No. 96-0452).

6.	Inter-company Services Agreement among PEC, Peoples Gas, North Shore and Peoples Development, Inc. (approved in ICC Docket No. 55071).

7.	Storage Service Agreement among Peoples Gas and North Shore (approved in ICC Docket No. 57988).
(Copies of the foregoing agreements are provided in the materials required by Section 7-204A of the PUA (220 ILCS 5/7-204A(a)(5)), submitted along with this Application.)
     As Mr. Weyers and Ms. Ford describe in their testimony, over the longer term following the Closing, WPS Resources will comprehensively review the overall organizational structure including, among other things, whether a centralized “service company” should be formed to provide all (or the bulk of) shared services to all companies in the WPS Resources corporate

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organization. Changes to and consolidation of existing inter-company agreements will also be evaluated. All revisions to or replacements for existing inter-company agreements to which the Gas Companies are parties will be filed with the Commission for approval in accordance with Section 7-101 of the PUA.
     E. Approval of Accounting Entries
     Applicants seek Commission approval of the proposed accounting entries associated with the Reorganization, including those related to the amortization of a portion of Applicants’ transaction costs. The proposed entries are provided as Attachment C to this Application, and are sponsored by Ms. Ford in her direct testimony.
     F. Approval to Change Reconciliation Years
     Applicants request the Commission’s authorization, pursuant to Sections 9-201 and 9-220 of the PUA and 83 Illinois Administrative Code Part 525, to change the reconciliation years in the Gas Companies’ Gas Charge tariff (Rider 2) and Environmental Activities tariff (Rider 11) from the 12 months ending September 30 to the 12 months ending December 31, in order to match the fiscal years used by WPS Resources and all of its subsidiaries.10 As Ms. Valerie Grace, Manager of Rates for Peoples Gas, explains in her testimony submitted with this Application, the Gas Companies’ Gas Charge and Environmental Activities tariffs currently provide for annual reconciliations for the 12 months ending September 30. The Gas Companies seek Commission approval in this Application for revisions to these tariffs, effective upon Closing, to provide for annual reconciliation proceedings using the 12 months ending December 31. The proposed revised tariff sheets are provided in Exhibits VG-1.1 through VG-1.4 to Ms.

[10] PEC and the Gas Companies will be changing their fiscal years for financial reporting purposes to a calendar year basis.

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Grace’s testimony. Given the advantage of having consistent fiscal years for all the companies in the post-Reorganization corporate structure, the proposed changes in the Gas Companies’ Gas Charge and Environmental Activities tariffs are reasonable and should be approved. The Gas Companies will provide appropriate public notice of these proposed tariff changes in accordance with 83 Ill. Admin. Code Part 255, as set forth in Exhibit VG-1.5 sponsored by Ms. Grace.
     G. Certain Other Approvals
     Applicants seek Commission authorization for taking such other measures in connection with the Reorganization as may be reasonably necessary for effecting the Reorganization.
V. REQUEST FOR EXPEDITED APPROVAL
     Applicants seek expedited approval of this Application so that the anticipated benefits of the Reorganization can begin to be realized as soon as practicable. The Reorganization is important to the Gas Companies’ customers, management, and employees. Applicants seek to minimize the uncertainty associated with the pendency of the requested approvals, and wish to close the transaction as soon as practicable. In addition, as discussed above, Applicants seek to avoid potentially adverse tax treatment related to gas in storage that could occur if the Closing occurs much after January 1, 2007.
     Accordingly, Applicants respectfully request an approval order from the Commission no later than December 28, 2006. An approval order by that date would allow the Closing to occur on or shortly after January 1, 2007, pursuant to the terms of the Agreement, assuming that all other conditions are satisfied.
     This request for expedited approval allows approximately five months from the date of filing of this Application for the Commission to process this case, which should provide

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sufficient time for interested parties to evaluate the Reorganization and to examine any issues related to it, and for the Commission to issue an approval order.
     Applicants expect that an order issued by the requested date would be consistent with the expected receipt of additional approvals being sought from other governmental entities with jurisdiction over the Reorganization and/or related transactions, including the FERC, the Federal Communications Commission, and the PSCW. Issuance of an order by this Commission by December 28, 2006 is also anticipated to be consistent with the expiration or early termination of the review period under the Hart-Scott-Rodino Act, as well as receipt of approvals by Applicants’ respective shareholders.
     To facilitate the Commission’s expedited processing of this Application, Applicants are submitting supporting direct testimony and exhibits along with the Application.11
VI. SUBMISSION OF REQUIRED INFORMATION AND DIRECT TESTIMONY
     Along with this Application, Applicants supply the documents and information required by Section 7-204A of the PUA. 220 ILCS 5/7-204A. In addition, Applicants are submitting the direct testimony and other exhibits of the following witnesses:
     Larry L. Weyers (Applicants’ Ex. LLW-1.0), Chairman, President, and Chief Executive Officer, WPS Resources, provides an overview of WPS Resources and its rationale for entering into the Agreement and seeking to consummate the Reorganization, an overview of the Reorganization itself including its many expected benefits for the Gas Companies’ customers, and a brief description of the plans for facilitating the transition under the Reorganization.

[11] Applicants agree to accept service by electronic means, as provided for in Section 200.1050 of the Commission’s Rules of Practice. 83 Ill. Admin. Code § 200.1050.

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     Lawrence T. Borgard (Applicants’ Ex. LTB-1.0), President and Chief Operating Officer – Energy Delivery, WPSC, describes in detail the corporate philosophy underlying the management and operation of the various WPS Resources regulated utility subsidiaries as well as the record of reasonable rates, customer service, safety and corporate culture that WPS Resources intends to bring to the benefit of the Gas Companies, their customers and their employees. Mr. Borgard also explains that the Reorganization will not diminish the Gas Companies’ ability to provide adequate, reliable, efficient, safe, and cost-effective service. In addition, Mr. Borgard describes the Applicants’ approach toward the transition phase of the Merger, including WPS Resources’ work force approach and how it will be applied to post-closing Gas Company operations.
     Bradley A. Johnson (Applicants’ Ex. BAJ-1.0), Vice President and Treasurer, WPS Resources, provides background on Applicants and their affiliates, and describes the Reorganization, including its parties, transaction, structure, capitalization, and post-Closing operations. Mr. Johnson also demonstrates that the Reorganization will not impair the Gas Companies’ capacity to raise capital on reasonable terms or to maintain a reasonable capital structure. In addition, Mr. Johnson discusses WPS Resources’ request that the Commission authorize the Gas Companies to disregard for regulatory reporting and ratemaking purposes certain adjustments to their financial statement recording the impacts of “push down” accounting and goodwill resulting from the Reorganization.
     Thomas J. Flaherty (Applicants’ Ex. TJF-1.0), Senior Vice President, Booz Allen Hamilton Inc., presents analysis of the expected synergies and resultant cost savings from the Reorganization, the costs of the Reorganization, and the allocation of the costs and cost savings to the Gas Companies.

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     James F. Schott (Applicants’ Ex. JFS-1.0), Vice President – Regulatory Affairs, WPSC, presents WPS Resources’ rate plan for the Gas Companies for the three years after the Reorganization closes. He also discusses WPS Resources’ willingness to accelerate Peoples Gas’ program to replace cast iron mains and upgrade ancillary facilities in its distribution system in Chicago. Mr. Schott also describes WPS Resources’ request that the Commission authorize the Gas Companies to establish regulatory assets for their allocated share of the costs to achieve the synergy cost savings generated by the Reorganization, to amortize the regulatory assets over four years beginning in 2010 and to recover the annual amortized amounts in rates based on any test year between January 1, 2010 and December 31, 2013. Mr. Schott also supports Applicants’ request for the Commission’s expedited review of the Reorganization. Finally, Mr. Schott shows that the Reorganization is not likely to have a significant adverse impact on energy markets regulated by the Commission.
     Diane L. Ford (Applicants’ Ex. DLF-1.0), Vice President – Controller and Chief Accounting Officer, WPS Resources, demonstrates that the Reorganization will not cause the Gas Companies or their customers to subsidize non-utility activities. Ms. Ford also shows that WPS Resources’ accounting and cost allocation guidelines, procedures and inter-company agreements will result in fair and reasonable cost and facility allocations between the Gas Companies and non-utility subsidiaries. Ms. Ford further addresses affiliated interest issues, including the inclusion of the Gas Companies in WPS Resources’ current affiliated interest agreement. In addition, Ms. Ford presents the proposed accounting entries for the Reorganization.
     Valerie Grace (Applicants’ Ex. VG-1.0), Manager of Rates, Peoples Gas, discusses changes to the Gas Companies’ Gas Charge and Environmental Activities tariff riders (Riders 2

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and 11) that are needed to convert the Companies’ reconciliation periods under these Riders from the 12 months ending September 30 to the 12 months ending December 31, to be consistent with the calendar year fiscal years that the Gas Companies will adopt as a result of the Reorganization.
     Douglas M. Ruschau (Applicants’ Ex. DMR-1.0), Vice President Finance and Treasurer, Peoples Gas and North Shore, presents the Gas Companies’ five-year capital expenditure budgets and projected capital structures, along with supporting assumptions, as projected prior to the Reorganization.

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     WHEREFORE, for all of the reasons discussed herein, Applicants respectfully request that the Commission issue an order approving the Reorganization and granting all such other relief as requested.

Respectfully submitted,

WPS RESOURCES CORPORATION	PEOPLES ENERGY CORPORATION
THE PEOPLES GAS LIGHT AND COKE
COMPANY
NORTH SHORE GAS COMPANY

By: /s/ Paul F. Hanzlik	By: /s/ Theodore R. Tetzlaff

One of its attorneys	One of its attorneys

Paul F. Hanzlik	Theodore R. Tetzlaff
Bruce W. Doughty	Gerard T. Fox
Cynthia A. Fonner	Mary Klyasheff
Foley & Lardner LLP	Peoples Energy Corporation
321 North Clark Street, Suite 2800	Office of General Counsel
Chicago, Illinois 60610-4764	130 East Randolph Street
(312) 832-4500	Chicago, Illinois 60601
(312) 832-4700 (facsimile)	(312)240-4800
phanzlik@foley.com	(312) 240-4099 (facsimile)
bdoughty@foley.com	t.tetzlaff@pecorp.com
cfonner@foley.com	g.fox@pecorp.com
m.klyasheff@pecorp.com

Allen W. Williams, Jr.
Bradley D. Jackson	Allan Horwich
David A. Meisinger	Owen E. MacBride
Foley & Lardner LLP	Samantha C. Norris
777 East Wisconsin Avenue	6600 Sears Tower
Milwaukee, Wisconsin 53202	Chicago, Illinois 60606
(414) 271-2400	(312) 258-5500
(414) 297-4900 (facsimile)	(312) 258-5600 (facsimile)
awilliams@foley.com	ahorwich@schiffhardin.com
bjackson@foley.com	omacbride@schiffhardin.com
dmeisinger@foley.com	snorris@schiffhardin.com

38

STATE OF WISCONSIN	)
	)	ss.
COUNTY OF BROWN	)
VERIFICATION
     Bradley A. Johnson, being first duly sworn, states that he is Vice President and Treasurer of WPS Resources Corporation, that he is authorized to make this verification, that he has read the foregoing Application, that he is familiar with the facts asserted therein, and that the facts asserted therein are true and correct to the best of his knowledge.

/s/ Bradley A. Johnson

Bradley A. Johnson

SUBSCRIBED and SWORN to before me
This 2nd day of August 2006

/s/ Colleen T. Sipiorski
Notary Public, State of Wisconsin
My Commission Expires: May 31, 2009

STATE OF ILLINOIS	)
	)	ss.
COUNTY OF COOK	)
VERIFICATION
     Katherine A. Donofrio, being first duly sworn, states that she is Senior Vice President of Peoples Energy Corporation, The Peoples Gas Light and Coke Company, and North Shore Gas Company, that she is authorized to make this verification, that she has read the foregoing Application, that she is familiar with the facts asserted therein, and that the facts asserted therein are true and correct to the best of her knowledge.

/s/ Katherine A. Donofrio

Katherine A. Donofrio
SUBSCRIBED and SWORN to before me
This 2nd day of August 2006.

/s/ Barbara Edwards Notary Public

Applicants’ Ex. LLW-1.0
State of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy	)
Corporation, The Peoples Gas Light and Coke	)
Company, and North Shore Gas Company	)
)
Application pursuant to Section 7-204 of the	)	Docket No. 06-
Public Utilities Act for authority to engage in a	)
Reorganization, to enter into an agreement with	)
affiliated interests pursuant to Section 7-101,	)
And for such other approvals as may be required	)
under the Public Utilities Act to effectuate the	)
Reorganization.	)
Direct Testimony of
Larry L. Weyers
Chairman, President, and Chief Executive Officer
WPS RESOURCES CORPORATION

Q.	Please state your name and business address.

A.	My name is Larry L. Weyers and my business address is WPS Resources Corporation, 700 North Adams Street, P.O. Box 19002, Green Bay, Wisconsin 54307-9002.

Q.	By whom are you employed and in what capacity?

A.	I am the Chairman, President, and Chief Executive Officer (“CEO”) of WPS Resources Corporation (“WPS Resources”). As relevant to this proceeding, I am also President of Wedge Acquisition Corp. (“Wedge”), a wholly-owned subsidiary of WPS Resources formed in order to effectuate the transactions proposed here. I also hold the position of Chairman and CEO of WPS Resources’ largest subsidiary, Wisconsin Public Service Corporation (“WPSC”). I serve on the Boards of both WPS Resources and WPSC. I also serve on the boards of several of WPS Resources’ other subsidiaries.

Q.	On whose behalf are you offering this testimony?

A.	My testimony is offered on behalf of WPS Resources, an applicant in this proceeding along with Peoples Energy Corporation (“PEC”), in support of the Application for various approvals from the Illinois Commerce Commission (“Commission”) that are required in connection with the series of transactions that will, among other things, result in a “reorganization” of The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, the “Gas Companies”), as the term “reorganization” is used in 220 ILCS 5/7-204 (the “Merger”). WPS Resources, PEC and the Gas Companies are collectively referred to as the “Applicants” in this testimony.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	Mr. Weyers, please describe your educational experience.

A.	I hold a Bachelor of Arts Degree from Doane College in Nebraska, a Master of Science Degree in Engineering from Columbia University in New York, and a Master of Business Administration Degree from Harvard University. I am a registered professional engineer in Illinois.

Q.	What are the purposes of your testimony?

A.	My testimony describes various aspects of the proposed transaction, including:
     (1) An overview of WPS Resources and the factors that led to execution of the definitive July 8, 2006 Agreement and Plan of Merger (“Agreement”) that I signed on behalf of WPS Resources and Wedge, a true and correct copy of the Agreement is attached as Attachment A to the Application;
     (2) An overview of the proposed Merger;
     (3) An overview of the near-term and long-term benefits that are expected to result from the Merger, focusing on benefits to the Gas Companies’ customers;
     (4) A brief summary of the Applicants’ approach toward facilitating the transition that will occur as a result of and that will allow the realization of benefits from the Merger, including a brief description of the employee and community commitments that WPS Resources is making in connection with the Merger; and
     (5) A brief description of the Applicants’ request for expedited Commission review and approval of the Application on a schedule that would allow the Applicants to consummate the Merger on or shortly after January 1, 2007.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Factors and Events Leading to the Agreement
Q.	Mr. Weyers, please describe WPS Resources.

A.	As noted in the Application, WPS Resources is a public utility holding company headquartered in Green Bay, Wisconsin. We have years of experience running utilities effectively and efficiently, providing safe, reliable, and cost-effective energy delivery and responsive customer service, and being a good, financially sound and philanthropic corporate citizen.
     WPS Resources’ largest subsidiary, WPSC, is an integrated electric and gas utility that traces its corporate beginnings back to 1883, and today serves more than 425,000 electric customers and 308,000 gas customers in northeastern and north central Wisconsin and Michigan’s Upper Peninsula. Our other regulated subsidiaries include Upper Peninsula Power Company (“UPPCo”) which provides electric utility service to approximately 52,000 customers in Michigan’s Upper Peninsula, Michigan Gas Utilities Corporation (“MGU”) which provides natural gas utility service to approximately 161,000 customers in lower Michigan, and Minnesota Energy Resources Corporation (“MERC”) which provides natural gas utility service to more than 200,000 customers throughout Minnesota. WPS Resources has strong, investment grade credit ratings, substantial financial resources, and a proven track record of integrating utility operations. We also have a successful non-regulated subsidiary providing various energy services throughout the United States and Canada.
Q.	Why has WPS Resources decided to proceed with this Merger?

A.	We believe the Merger will allow us to reach a scale, as well as a level of geographic importance and prominence in the Chicago metropolitan area, that provides a stronger
Docket No. 06-
Applicants’ Ex. LLW-1.0

financial base and greater opportunities to achieve efficiencies in the operation of our core energy businesses, including the Gas Companies. The trend in this industry is toward consolidation, and with the recent repeal of the Public Utility Holding Company Act of 1935, combinations of utility operations (with or without physical integration) under one common roof are generally easier to achieve, and more likely to occur on an ongoing basis.
     The proposed Merger allows us to grow our business substantially at a time when size matters a great deal in our industry. It allows us to create a strong, regional utility company that will control its own destiny. Growth and expansion of the utility side of the business into new service territories also allows for continued growth in our non- regulated businesses while maintaining an appropriate business mix in our income portfolio and achieving greater economies of scale, net synergies and favorable risk profile.
     WPS Resources has been actively achieving steady growth through mergers and acquisitions. WPS Resources has extensive recent experience in the successful integration of new subsidiaries, including UPPCo (Michigan electric utility) in 1998, Wisconsin Fuel & Light Company (Wisconsin gas utility) in 2000, and, most recently, MGU and MERC (newly-formed subsidiaries owning and operating our gas distribution systems recently acquired from Aquila, Inc.) during 2006.
     Our employees and leadership personnel have gained valuable experience in successfully integrating acquired business operations. As discussed in more detail by Mr. Lawrence T. Borgard, WPSC’s President and Chief Operating Officer – Energy Delivery,
Docket No. 06-
Applicants’ Ex. LLW-1.0

in his testimony, this experience will help ensure a successful integration following consummation of the Merger.

Q.	Mr. Weyers, please describe some of the advantages of a combination of WPS Resources and PEC?

A.	The Merger provides a business mix that is primarily regulated utility operations in contiguous states. WPS Resources considers its core competencies to be energy conversion and energy transportation for electric and natural gas customers. The Merger fits within our focus on the regulated side of the utility industry. WPS Resources has been interested in growing the regulated utility side of its business for some time, and PEC also recognizes the need to grow. Therefore, while the addition of PEC is right for WPS Resources, we believe WPS Resources’ acquisition of PEC is also right for PEC and the Gas Companies.
     In the past (particularly before the recent gas distribution system acquisitions in Michigan and Minnesota), WPS Resources’ regulated subsidiaries had more electric customers than gas customers, but we have always been very focused on the natural gas business. As of year-end 2005, WPSC had 7,579 miles of gas main, 100% of which is constructed of either polyethylene plastic or cathodically-protected steel. Through the years, we have cost-effectively upgraded our facilities for greater reliability. That has helped us to be a low cost provider of natural gas service to our customers.
     Our vision is “People Creating a World Class Energy Company” and our mission is to “Provide Customers with the Best Value in Energy and Related Services.” Our long-term strategy then is to be the best provider of electricity and natural gas for our customers, and we believe we will continue to be successful at that.
Docket No. 06-
Applicants’ Ex. LLW-1.0

     PEC has been re-focusing its efforts on a variety of enhancements to its regulated operations, and the proposed Merger will allow the Gas Companies to continue that effort with new economies of scale and shared expertise. The Merger will allow WPS Resources to deploy its experience and expertise in Illinois, as it has in Michigan and Minnesota.
     WPS Resources has an outstanding reputation and in 2006 was recognized as the “Most Admired Energy Company in America” by Fortune Magazine, Applicants’ Ex. LLW-1.1, and as one of the best managed utility companies by Forbes Magazine. Applicants’ Ex. LLW-1.2. In addition, WPS Resources has a history of serving its customers well and has been recognized for doing so, as Mr. Borgard explains. WPS Resources will bring this operational excellence to bear in Illinois, and will thereby improve the levels of service and satisfaction of the Gas Companies’ customers.
Overview of Merger
Q.	How will the Merger be effected?

A.	WPS Resources will acquire the stock of PEC by exchanging that stock for WPS Resources stock. Wedge will merge with and into PEC, with PEC surviving that merger as a wholly-owned direct subsidiary of WPS Resources. All of PEC’s direct and indirect existing subsidiaries will remain as direct and indirect PEC subsidiaries, and will also all become indirect subsidiaries of WPS Resources. The specifics of the Agreement are described in more detail by Mr. Bradley A. Johnson, Vice President and Treasurer of WPS Resources.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	Please describe the resulting new company.

A.	The Merger will create a leading, diversified, financially strong and competitive energy company with regulated utilities serving four Midwestern states, and non-regulated businesses serving primarily customers in the Midwest, Northeast, Texas and Canada. The combined company will operate four natural gas utilities, one electric utility, and one combined electric and natural gas utility, creating additional geographic and regulatory diversity with a broader customer and asset base. The Merger will also combine WPS Resources’ and PEC’s non-regulated energy marketing operations. The overall result will be larger, stronger, and more diversified regulated operations in the Midwest. In a consolidating industry, in which size and scale and diversity of the customer base matter, we are convinced that both companies have found the best possible partner, and that both companies’ customers will benefit from the Merger in ways that would not be possible but for the Merger. Our complementary non-regulated energy marketing businesses provide a strong growth platform, giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.
     We will also continue our rigorous asset management strategy. Both companies announced recent divestitures: the Sunbury electric generating facility and the Guardian pipeline for WPS Resources, and the power generation assets of PEC. This strategic repositioning of asset ownership and business segment participation will continue.
Q.	How will the Merger affect WPS Resources?

A.	WPS Resources will, following consummation of the Merger, move its headquarters to Chicago. WPS Resources will remain the Wisconsin-incorporated corporation it is today,
Docket No. 06-
Applicants’ Ex. LLW-1.0

but will be known by a new name to be determined in accordance with the procedure provided in the Agreement.

Q.	To what extent will the status of the Gas Companies change after the Merger?

A.	The Gas Companies will remain wholly-owned subsidiaries of PEC, each operating separately as wholly-owned indirect subsidiaries of WPS Resources. They will retain their current names, and will continue to operate as Illinois public utilities in their current service areas, with their current Illinois headquarters, and will continue to be subject to Commission jurisdiction and applicable Illinois law and regulations.

Q.	What will be the management structure of the combined company?

A.	I will lead the combined company, serving as President and CEO. The combined company’s Board of Directors will be drawn from members of both company’s existing boards, with nine of the sixteen directors coming from the current WPS Resources board. An Executive Committee of the Board of Directors will consist of me, Bob Gallagher (the current lead director for WPS Resources), Jim Boris (the current lead director for PEC), and Keith Bailey (a current PEC director). Jim Boris, will serve as non-executive Chairman of the Board of the combined company. Other key members of the combined company’s management team will be determined later.

Q.	How do you think the Merger will impact WPS Resources’ and PEC’s respective credit ratings and credit quality?

A.	As explained by Mr. Johnson, we expect the Merger to enhance the financial strength of PEC and its operating subsidiaries. We believe WPS Resources will maintain its strong credit ratings, credit quality, and other indicia of financial strength after the companies are combined.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	Can you briefly describe what is involved in the shareholder approval process?

A.	In short, subject to applicable securities laws and applicable Securities and Exchange Commission (“SEC”) rules, and in accordance with the relevant governing corporate documents of the Applicants, the following shareholder approvals are required for the Merger to proceed: (1) the affirmative vote of the holders of a majority of the outstanding shares of WPS Resources approving the issuance of WPS Resources common stock pursuant to the Merger; and (2) the affirmative vote of the holders of at least two-thirds of the outstanding shares of PEC approving the merger. While timing of shareholder approval is critically dependent on the speed with which the SEC reviews the joint proxy statement, we hope to obtain shareholder approval as early as November 2006.
Anticipated Benefits
Q.	What benefits do the Applicants expect will result from the proposed Merger?

A.	Several of the other Applicant witnesses touch on this question in more detail, but in summary the Applicants have concluded that engaging in the proposed Merger should result in a larger and financially stronger energy company that can provide energy services at lower cost. The synergies and cost savings that will result from the Merger are described by Mr. Thomas J. Flaherty, Senior Vice President of Booz Allen Hamilton. The Merger will result in the creation of a larger holding company system, one more focused and yet more diverse, that will be better positioned to serve its customers. We will maintain a focus on operational excellence and a constructive regulatory approach.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	Mr. Weyers, when you talk about “growth” of WPS Resources, do you also envision growth in the Gas Companies’ customer base?

A.	We emphasize “growth” as a strategic key reason for this Merger, but we recognize that the potential “growth” in the size of the Gas Companies’ customer base is limited, although North Shore does serve a growing area. Because the potential for growth is limited, we must and will focus primarily on improving service to the Gas Companies’ current customer base. For example, as discussed by Mr. Schott, WPS Resources has the capability and willingness to accelerate replacement of the cast iron mains in the Peoples Gas distribution system. This acceleration would speed the enhancement of the reliability and efficiency, and the reduction in operation and maintenance costs, of the distribution system provided by the Peoples Gas replacement program. The true growth associated with the Merger, then, is in the scale of WPS Resources’ operations as a whole, a growth that is anticipated to lead to synergies and economies of scale for all of its operating subsidiaries over time.

Q.	What synergies are anticipated in connection with the Merger?

A.	As Mr. Flaherty explains in greater detail, we expect the combined company’s regulated and non-regulated operations to realize net synergies due to elimination of corporate headquarters and utility support staffing, duplicative general and administrative functions including administrative and public company costs, savings and consolidations relevant to information technology integration, supply chain economies of scale and gas supply portfolio integration, among other areas.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	What are the key Merger-related benefits that are anticipated for the Gas Companies’ customers?

A.	Mr. Flaherty covers much of this in his testimony, where he describes and quantifies the estimated synergies that are expected to occur as a direct result of the Merger, and which would not be attainable in the absence of the Merger. In addition, Mr. Borgard provides additional detail regarding the approach WPS Resources will take with respect to maximizing operational excellence and value to customers. I will summarize the anticipated benefits to the Gas Companies’ customers.
     Improved Management and Operations. Dedicated customer service and delivery of safe and reliable energy is important. We anticipate that the sharing of industry best practices and our commitment to operational excellence (described in greater detail by Mr. Borgard) will result in operating improvements to further enhance customer service and should result in operating efficiencies to help minimize overall costs. WPS Resources has a long history of honest and constructive relationships with its various regulators, and we will take the same approach in Illinois.
     Combined Company With a Strong Balance Sheet. As described by Mr. Johnson, the Merger will increase the credit ratings and other indicia of financial strength of PEC and the Gas Companies, providing them access to the capital markets at lower cost. WPS Resources is committed to maintaining its financial strength and that of its subsidiaries, including the Gas Companies.
     Recent (Real Time) Experience With Transition Success. As Mr. Borgard describes in greater detail, our recent and ongoing transitional work following our recent acquisitions provides a relevant case study of our approach to bringing benefits to newly-
Docket No. 06-
Applicants’ Ex. LLW-1.0

acquired utility operations and customers. WPS Resources has a proven track record of accomplishing large-scale projects on time and on budget, and this success should be transferable to the Gas Companies.
     Positive Rate Effects. Mr. Schott describes these benefits in further detail in his testimony.
Q.	Will the Merger cause any disruptions to customers?

A.	No. Services will not be disrupted in connection with the Merger. As Mr. Borgard describes, our goal will be to provide a seamless transition for the Gas Companies’ customers, who we intend will experience no reduction in service quality in terms of service continuity, call center availability, emergency responses and the like.

Q.	What effect will the Merger have on the Gas Companies’ existing levels of philanthropic or charitable activities?

A.	None. The Gas Companies will maintain their commitment to improving the communities they serve, and the combined company will maintain the strong civic, community, and philanthropic presence that both companies now have. This is an important part of the way WPS Resources does business in all of our service territories.
Transitional Phase
Q.	How will WPS Resources approach the Merger’s transition period?

A.	We have formed a transition committee, comprised of representatives of both companies, that I will chair and oversee. Mr. Borgard describes in his testimony our general approach toward merger and acquisition transition efforts. In general terms, we are committed to working closely with regulators and all other stakeholders in order to realize all of the anticipated benefits of the Merger.
Docket No. 06-
Applicants’ Ex. LLW-1.0

The Proposed Schedule to Closing
Q.	When do you hope to close the Merger?

A.	Our strong desire is to obtain all required regulatory and shareholder approvals in time to close the proposed transaction on or shortly after January 1, 2007. We anticipate that the approvals requested from the Commission in this docket represent the “critical path” of the closing timeline. In addition to obtaining the approval of current WPS Resources and PEC shareholders, pre-closing approvals are required from the Public Service Commission of Wisconsin (as to affiliated interest arrangements), Federal Energy Regulatory Commission (Federal Power Act Section 203), Federal Communications Commission (transfer of various radio station licenses) and the Federal Trade Commission / U.S. Department of Justice (Hart-Scott-Rodino antitrust approval).

Q.	Why is it important to meet this proposed closing timeline?

A.	There are a several reasons, many of which are described in greater detail by other Applicant witnesses. In general, we would like to move forward with the transitional steps that will be required in the early post-closing phase, and we are eager to begin realizing the anticipated benefits and synergies that are expected to result from the Merger. In addition, closing “as soon as possible” will allow the parties and their respective employees and communities to avoid the uncertainty and trepidation that can follow from or be associated with delays or drawn-out periods of time between signing and closing large-scale merger transactions such as this one. A closing on this time line will also allow us to avoid potential cost increases resulting from the interplay of tax law and LIFO accounting for gas storage as described by Mr. Schott in greater detail.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Q.	Does this conclude your direct testimony?

A.	Yes, it does.
Docket No. 06-
Applicants’ Ex. LLW-1.0

Applicants’ Ex. llw-1.1

FORTUNE

AMERICA'S

MOST ADMIRED COMPANIES

1.	General Electric	11.	Apple Computer
2.	FedEx	12.	Wal-Mart Stores
3.	Southwest Airlines	13.*	United Parcel Service
4.	Procter & Gamble	13.*	Home Depot
5.	Starbucks	15.*	PepsiCo
6.	Johnson & Johnson	15.*	Costco Wholesale
7.	Berkshire Hathaway	17.	American Express
8.	Dell	18.	Goldman Sachs
9.	Toyota Motor	19.	IBM
10.	Microsoft	20.	3M

*Indicates a tie in rank.

FORTUNE
MOST ADMIRED COMPANIES
In a year when the market was dodgy and the economic news mixed, companies like GE that take the long view got a boost. BY ANNE FISHER
“It takes 2o years to build a reputation, and five minutes to ruin it.” The man who coined this aphorism, Warren Buffett, knows a thing ot two about great reputations: His company; Berkshire hathaway, has long been a fixture on our list of America’s Most Admired Companies. In the absence of scandals or financial disasters, the attitudes of corporate leaders toward their competitors tend to shift over years rather than minutes – but shift they do. In the ‘80s, for instance, respondents seemed to favor large, classic companies like IBM, AT&T,
1. General Electric
2. FedEx
3. Southwest Airlines
4. Procter & Gamble
5. Starbucks
6. Johnson & Johnson
7. Berkshire Hathaway
8. Dell
9. Totota Motor
10. Microsoft
11. Apple Computer
12. Wal- Mart Stores
13. *United Parcel Service
13. *Home Depot
15. *Costco Wholesale
15. *PepsiCo
17 American Express
18. Goldman Sachs
19. IBM
20. 3M
* includes a in rank

NATURAL RESOURCES
5 5 PhoipsOodge
·Nc4 raJ ao
34. Pharmaceuticals
2O05,2tO4
1 1 Johnson & Johnson
2 • Genenlectr ___
35hrngon _
4 2 EliLilly ___
5 3 Abbott Laboratories
35. Packaging. Containers
2X2004
1 3 SeaIAir 7.33
2 IPactro 7.26
36. Chemicals
2OO
1 3 DuPont
2 1 BASF
3 2 DowChemical
4 4 PPG Industries
5 5 Bayer
POWER
45. Petroleum Refining
2i20O4 SCORE
1 2 ExnMobll 8.27
2 1BP 8.06
46. Electiic and Gas Utilities
SC
1100
2 • FPt6iurrp
3 2 SouThern
4 3 DomimanResowtes
48. Oil and Gas Equipment Svcs
2005/ SOORE
1 1 FMC Technologies 7.95
2 • Schlumberger 7.58
3 2 Smith InterTlational 7.00
4 3 BiServices 6.94
5 4 Baker Hughes 6.62
49. Pipelines
20052004 SCORE
3 3 timco’
4 4 CoaocoPhlllips
5 5 Royal Dutch Shell
7.96
7.00
6.99
• DuPont: A worker In Memphis stirs Onone, an ingredient in the battle against avian flu.
8.25
7.70
7.26
6.73
7.63
7.43
6.99
6.76
6.68
7.58
7.33
7.31
6.60
6.50
32. Mining. Cnide-Oil Production
2Ueso - 1 lhpache 7.08 2 5 PeabodyEnergy 7.00 3 3 Anadarlro Petroleum 6.45 4 2 Occidenthl Petroleum 6.32 5 4 Devon Energy 6.28
33. Metals
2002
1 3 Worthmgton Industries 7.66 2 lAlcoa 7.40
3 2 tiucor 6.94
4 • Aican 6.79
6.01
3 2 BaA 6.90
4 5 Silgan Holdings 6.21 5 4 Bemis 6.03 5 • Entergy 6.71
41. Energy
2005/2004 — - SCORE
I • WPSResnurc 7.36
2 • Oneok 7.36
3 3 Duke Energy 7.02 4 4TXU 6.96 5 7 Williams 6.25
31. Forest and Paper Products
20052004 SCORE 1 1 International Paper 7.45 2 2 Weyerhaeuser 7.15 3 3 Georgia-Pacific 6.34 4 • Plum CreekTimber 6.01 5 4 MeadWestvaco 5.95

AMERICA'S MOST ADMIRED

INDEX

COMPANY/SCORE	INDUSTRY NUMBER
Abbott Laboratories 6.68	41
Accenture 7.63	38
Adobe Systems 7.35	35
Advanced Micro Devices 7.30	50
Aetna 7.53	16
Aflac 6.71	6
Airgas 7.03	25
Alaska Air Group 5.34	56
Alcan 6.79	40
Alcoa 7.40	40
Alexander & Baldwin 6.08	59
Allstate 6.99	7
Altria Group 8.05	13
Amgen 6.99	41
AMR 5.41	56
Anadarko Petroleum 6.45	39
Analog Devices 6.52	50
Anheuser-Busch 8.03	9
Apache 7.08	39
Apple Computer 7.14	32
Applied Materials 7.40	50
Aramark 7.14	14
Arkansas Best 6.09	63
Arrow Electronics 6.80	24
ArvinMeritor 5.98	57
AT&T 7.09	36
AutoNation 6.25	64
Avon Products 6.43	12
Baker Hughes 6.62	48
Ball 6.90	42
Bank of America 7.43	2
Bank of New York 7.35	3
BASF 7.33	43
Bayer 6.50	43
BB&T Corp. 6.25	3
Bear Stearns 6.04	1
Becton Dickinson 7.20	52
BellSouth 6.34	36
Bemis 6.03	42
Berkshire Hathaway 7.88	7
Best Buy 7.56	29
BJ Services 6.94	48
Black & Decker 6.75	58
BMW 7.17	65
Boeing 6.63	62
Boston Properties 7.42	19
BP 8.06	45
Bridgestone 5.63	57
Brinker International 6.68	31
Brink's 5.36	61
Bunge 7.14	8
Cardinal Health 7.22	27
CarMax 6.76	64
Caterpillar 7.22	58
CBRL Group 6.60	31
CBS 6.23	53
CDW 7.59	24
Centex 6.79	22
Chevron 7.96	45
CHS 7.65	26
CH2M Hill 6.58	21
Chubb 7.20	7
Cintas 6.58	14
Cisco Systems 7.44	37
Citigroup 7.20	2
Claiborne (Liz) 7.51	11
CMF 6.19	59
Coca-Cola 6.02	9
Colgate-Palmolive 6.76	12
Comcast 6.72	36
ConocoPhillips 7.00	45
Continental Airlines 7.36	56
Convergys 6.78	14
Corning 6.89	37
Corn Products International 6.47	8
Costco Wholesale 7.23	29
Countrywide Financial 6.21	5
CVS 6.37	30
DaimlerChrysler 5.80	65
DaVita 5.73	17
Deere 7.26	58
Devon Energy 6.28	39
Disney (Walt) 8.39	53
Dominion Resources 6.73	46
Dow Chemical 7.31	43
DST Systems 7.15	4
Duke Energy 7.02	47
Dun & Bradstreet 7.49	4
DuPont 7.58	43
eBay 7.37	33
Edwards (A.G.) 5.26	1
Electronic Arts 6.98	35
Electronic Data Systems 5.73	38
EMC 7.63	34
Emerson Electric 6.75	51
Enbridge Energy Partners 6.80	49
Entergy 6.71	46
Enterprise Products Partners 6.92	49
Exelon 8.25	46
Expeditors Intl. of Washington 6.91	59
ExpressJet Holdings 5.22	56
Exxon Mobil 8.27	45
Federated Department Stores 6.23	28
FedEx 7.96	61
First Data 7.30	4
Fisher Scientific International 6.66	25
Fluor 6.39	21
FMC Technologies 7.95	48
Fortune Brands 7.85	20
FPL Group 7.70	46
Franklin Resources 5.32	1
Gannett 6.18	54
Genentech 7.43	41
General Dynamics 6.67	62
General Electric 8.20	51
General Mills 7.37	10
Georgia-Pacific 6.34	44
Golden West Financial 7.90	5
Goldman Sachs Group 5.82	1
Goodyear Tire & Rubber 5.58	57
Google 7.60	33
Grainger (W.W.) 6.66	25
Granite Construction 6.12	21
Graybar Electric 6.53	24
Half (Robert) International 7.31	15
Harrah's Entertainment 7.10	55
Hartford Financial Services 6.77	7
HCA 6.80	17
Health Management Associates 7.16	17
Hewlett-Packard 6.80	32
Hilton Hotels 7.53	55
HNI 7.19	18
Home Depot 7.82	29
Honda Motor 6.33	65
Host Marriott 6.96	19
Hughes Supply 6.82	25
Hunt (J.B.) Transport Services 7.15	63
IAC/InterActiveCorp 7.26	33
IBM 7.31	32
Illinois Tool Works 7.41	58
Ingersoll-Rand 6.63	58
Ingram Micro 6.18	24
Intel 7.35	50
International Paper 7.45	44
Intuit 7.70	35
Iron Mountain 6.70	14
ITT Industries 6.82	58
Jacobs Engineering Group 6.94	21
Johnson Controls 7.67	57
Johnson & Johnson 7.63	41
KB Home 7.29	22
Kellogg 7.10	10
Kiewit (Peter) Sons' 6.66	21
Kimberly-Clark 6.31	12
Kinder Morgan Energy Partners 7.33	49
Kroger 6.96	30
LandAmerica Financial Group 5.63	5
Landstar System 6.57	63
Lauder (Estée) 6.96	12
Lear 6.57	57
Leggett & Platt 6.83	18
Lehman Brothers Holdings 6.09	1
Lennar 6.66	22
Lexmark International 6.84	34
Lilly (Eli) 6.76	41
Limited Brands 6.65	29
Lithia Motors 6.20	64
Lockheed Martin 6.79	62
Lowe's 7.08	29
Manor Care 6.86	17
Manpower 7.48	15
Marriott International 7.69	55
Martin Marietta Materials 6.50	23
Masco 5.75	20
Massachusetts Mutual Life 6.52	6
McDonald's 6.73	31
McGraw-Hill 6.44	54
McKesson 6.77	27
MeadWestvaco 5.95	44
Medtronic 7.64	52
Merrill Lynch 6.18	1
MGM Mirage 7.08	55
Microsoft 7.15	35
Miller (Herman) 7.87	18
Motorola 7.42	37
MPS Group 5.36	15
M&T Bank Corp. 6.63	3
Nestlé 7.97	10
Newell Rubbermaid 5.99	20
News Corp. 6.13	53
New York Life 6.97	6
New York Times 6.96	54
Nike 7.68	11
Nissan Motor 6.00	65
Nordstrom 8.07	28
Norfolk Southern 5.71	60
Northrop Grumman 6.68	62
Northwestern Mutual 7.42	6
Nucor 6.94	40
Occidental Petroleum 6.32	39
Oneok 7.36	47
Owens Corning 5.90	23
PacifiCare Health Systems 6.72	16
Pactiv 7.26	42
Patterson 6.07	27
Peabody Energy 7.00	39
Penney (J.C.) 6.50	28
PepsiAmericas 6.34	9
Pepsi Bottling Group 7.32	9
PepsiCo 7.83	10
Performance Food Group 6.45	26
Perot Systems 6.56	38
Phelps Dodge 6.01	40
Pilgrim's Pride 6.79	8
Pitney Bowes 6.63	32
Plains All American Pipeline 6.67	49
Plum Creek Timber 6.01	44
PNC Financial Services Group 5.91	3
Polo Ralph Lauren 7.08	11
PPG Industries 6.60	43
Procter & Gamble 8.45	12
Progressive 6.98	7
Publix Super Markets 7.96	30
Pulte Homes 7.08	22
Qualcomm 7.57	37
Reynolds American 7.14	13
Robinson (C.H.) Worldwide 6.82	59
Royal Dutch Shell 6.99	45
Royal Philips Electronics 6.52	51
Ryland Group 6.10	22
Safeway 7.49	30
SAP 7.28	35
Schein (Henry) 7.33	27
Schlumberger 7.58	48
Science Applications Intl. 5.71	38
Scientific-Atlanta 6.27	37
Scripps (E.W.) 7.24	54
Seagate Technology 7.26	34
Sealed Air 7.33	42
ServiceMaster 6.44	14
Siemens 7.15	51
Silgan Holdings 6.21	42
Simon Property Group 8.03	19
Sirva 6.41	59
Smithfield Foods 6.49	8
Smith International 7.00	48
Sony 6.47	51
Southern 7.26	46
Southwest Airlines 7.19	56
Sprint Nextel 6.86	36
Staples 6.57	29
Starbucks 8.11	31
State Farm Insurance 6.33	7
State Street 6.35	3
Stewart Information Services 5.71	5
St. Jude Medical 7.57	52
Stryker 7.51	52
Supervalu 6.96	26
Sysco 7.71	26
Target 7.86	28
Tech Data 6.37	24
Texas Instruments 7.85	50
TIAA-CREF 6.40	6
Timberland 6.80	11
Time Warner 6.49	53
Toll Brothers 6.70	22
Toyota Motor 7.42	65
Triad Hospitals 6.17	17
Tribune 6.56	54
True Value 7.14	25
TXU 6.96	47
Tyson Foods 6.37	8
Unilever 6.54	10
Union Pacific 7.01	60
United Auto Group 6.51	64
UnitedHealth Group 8.60	16
United Natural Foods 6.71	26
United Parcel Service 8.54	61
United Technologies 7.18	62
Univision Communications 6.53	53
USG 7.25	23
Verizon Communications 6.77	36
VF 7.22	11
Vornado Realty Trust 7.27	19
Vulcan Materials 7.16	23
Wachovia 6.75	2
Walgreen 8.14	30
Wal-Mart Stores 7.18	28
Washington Mutual 5.84	5
Washington Post 7.46	54
WellChoice 6.10	16
WellPoint 7.22	16
Wells Fargo 7.69	2
Werner Enterprises 6.32	63
Weyerhaeuser 7.15	44
Williams 6.25	47
Worthington Industries 7.66	40
WPS Resources 7.35	47
Xerox 6.85	32
Yahoo 7.27	33
YRC Worldwide 7.90	63
Yum Brands 6.46	31
Zimmer Holdings 6.94	52

HOW WE CONDUCT THE MOST ADMIRED SURVEY

FORTUNE • 86

INDEX
W*%NYISCIWI
MOST ADMIRED
$bboqtLeeair&68..
Acceetiral6j 28
Deebelysosm 135 -.35
Mva4anDe,ca 730._JO
De1n153,___._26
L71
1wpo793
J*aPArGiwp 534 — .46
McoebiS ..
*oalAO 40
k&edwLdwia 656 ._J9
3044e629 .. — .7
Altiaêotç 8.25,_fl. _..13
Mee699 ___.....,.41
1541 56
Hiada*oPeMiinSJS ._39
8ee0e4cn652___—.98
ta-8es t62. _.. .4
Iadw 7.08 ___-
ApØeCaapeter 7.14. —— — .32
40ØdMs740._...J8
kwadL 113 ___._14
Asteesaa8eW 629 ._.___56
An’s Dectomes 6.86
— 538 — ___51
£67 708 _36
Aidddcc 5.25
born Pcodimt 643 . -
4n6.62._._._A8
0M1680_
2
8SdHbt13S .2
885F733 43
Bayw&56 -. -.43
LTCOIP. 6.25 . -
I
BectoeDbclboee 720 ——.42
8&ISodi&34...... .36
BemislGJ .A2
BdcshãwHdaiy 788.
8eMOay1S6. .
Gi6enicas 664 ___48
OlzkLDecIee 615 ._.-___58
8MW/il 65
Bo6.63 ___62
8oo0oePopfles 742 19
0P606 45
&atmie5.63 —- .57
WsIoMnia6id 5.68 — J1
&iak%536. — 61
Oct56 7.14 £
CathoaIH.de7.22,._-._-..-._27
caa676 — 64
6aIetpAInlfl — .. 58
cfl6wornp 5.60..
686623 .___.___.........53
WW159 _. — .34
0aL79...___
Qmroel38
C86765_._.. .26
CHIHII &58..........
Omeb 128.. ... —
0eZ658 .... .14
CiocoSplemo 744. ....37
2
Obbeco.1L1z3 131_...._..___.......J1
088619
Coci-Cola 6.02
CofldAn 6.76 i2
CcticadGli -
Caeocom*s 7.08_
CeeHIIMI Auboc 1.38. .
CoevnjsOlS
Comeig656 _._..._37
ConPiodectbtnbooM 647._S
Cmte*obie 723 ._...2
0odeFIoanc56 621 — . -
695637 .
DebiWeithryiler 5.08 ___M
DaW573
bernie 126 _56
Dernoe6aemj628.___— 39
839 — .43
Doaor4erneeooorceo 633 .———- 46
DornOmimcal 733 . -— -. 43
DsToo 7.15. 4
beJmbeel32._.47
DOII&BradO6.Oee 744 .......-.........,....4
&iPom 7.58 ___43
day 137....
£ddolkGiSl6.. 1
Oecnoclm 6.98 .._...35
Bicfl6cbata5ptn &13___38
0801.63 .._
Ejoenoe6hcooic 675 _5I
EoridgebmtjPertiers 586 49
Eileen 6.11 -.46
wAnPiodoctPartwn 692 .49
Eamel2S . .. 45
E.1TIOeIIML&WO*444UI .59
EoproosJelAod4ev 522 .. -56
Exwsaleoiol 621 .. .45
fedfled Depfleet SHies 823 26
FedEx/96 61
RrolDalel%
Fisher ScierEfic hOnbid 668 .25
Floor 6.39 ._21
FMCkhnfleo 785. .. .48
FflooBrsids 85. .20
FPlGroupTlO ., $0
ftard’Jm Him 532 ..
GesodILlO — 44
Gwuee%de 7.43 ._...
CnbDyeamco 6,61..___42
nvdflectt836 -
Ceeeel8Mlo 131 .18
Cefla-PacUic 6.34 _44
Gilder Wwa Foomail 100 .. 5
Gddeees5achsGsoep 562 ___J
GoodearrnL8a8ber 5.58 ._57
Gaee7.62 .33
Gra9er(WWS 686 .25
GraodaCoeson’cboe &12. .21
GrayberOectic £55 24
lAnA 1Hi6s0 hetereabcr’& 131 ._.1S
llrjñ fnalarornein hO.. - . 53
Halbed mdii Services 677 .fl
10 6.86 — _11
IIeaIHrMaeaeei.e4Inochaeo 126 .17
HewhMl-Pacherd 630 . —32
HAles Adds 7.53 — .45
44119 - .____.10
HameOepdlSZ.___29
Ibob633
NaUriot 696 — IS
I*es5opply 682 .25
HaolQSj*aeopmlSverces 7J5....63
ikdimir*csieeCorp 726 . . _33
44131 - -.27
8lAlomTedHi14l ..._58
bvrod-Add 663 56
iqmeMicro 618 .24
kr1eI735. . .___50
dePr145 44
IetoIfIO . .. — 35
lresMoeaeee 670 — .24
ltTbdedr6es 5.82 .58
Jacob EsneeeiogGrsop 6.94 21
Idsecercailmis 76) .57
Joimomuliohesoo 163 4i
V3Hn729. ___22
CrJoulW Jfl
iO’s4 (Peleri SoW 666 _.2l
Plssbedy-Osui6SI
EowpPflws 733—.. _49
kopi 6.96
1aM ends FmaedeGwee 5.63 _5
LaidsiarSysl.e 5.57 63
Laodv(Estde)696 .22
S657 57
683 . 16
LEer’s OroI8en Hddre56 656 .3
Lan6.66 — - . .22
Isneetlelemalwad 684 .24
LrAyiThi 676
Umoed8raeds 6.65 .29
LmoaMoionei32. — -.64
Lochheedibells 629 , 45
LonS’OO 29
*ser0n 6.86 -— .11
lAanp 748 IS
Mamoilielematooii 763 55
MorOn lewiS Malerialo 650 ......33
MescoS.75. 26
MagesdaseHi Mutual liii 612 6
Mc0aaaWs 673 — .31
McGraw-HO 6.44 — - . .54
Mcleosoe6l? — ___
Meadileolvace 5.95 ___. .44
Med8oelc/$4... . .53
MeriAlyz8LIS.. ___.i
M08MirayS7$.. — .26
M,c,nsdsliS - — .25
MulSiHeneaei 187 . .18
MoHinial42 — .37
kWSGewp 5.38 — IS
M&T8a’skC&63
liedé 7.92 — -. — . .. ——-—10
Heed Rubbernswd 5,99 . 20
inCmt613-._. -53
8Alr*Lde 5.97 ... ___.6
Hewb%Thneo 696 .._$4
Nib/so . .. . ___.___._I6
N,ssanMolor 656 ___65
Nnnkbten 067 -.28
Nortdn Satin 5.11 - -— .98
No.taepGneeetae 6,68..._42
Hw*..,b.Mo6raI 742 .4
NucorSO4 — -
OccsdeniaiPetdae, 632 .._39
lneokl3G — — 47
GnCoreq 580 33
PaciHCorelieeeliSyotueso6.12. .16
Pac6e726 .. .42
Pfleowt 6.07 .. .1?
PeotodyEnergy 703 _...39
Pemrayil.CJ 650 .28
Pepolksevcas 634 ___...9
Pepd8oINiro732_..._i
P94100783 .
Pedereance Food Creep 6.45 ....20
PedSysbien 6.56 ... 3$
Phelps Oodp 6,01 - ..46
PejdeOlO_..___8
PileeyB’seo 663 .._22
PubesA8kemn,Prpdme 6.67. .40
Plum Ctearser i6’l . 41
PltriseecuiiServioesGrnep 591 ...3
PdobphLawer 1.56 11
PPGiMeOOniee 660 43
Pmclonl6aenhietls 22
ProeosiveS9l ___._.3
PbtlioSapu Mattson 7.56 - .20
Pa9oiiemeo 138 - -. fl
beaicsnmi.Si
Aeysoldslateflcae 714 ... _13
haoeiC,HJWoddwide 642.. -39
HipsiDctthSeiii699 — 45
NoydPhibgmOectnen 652 ......51
Ryleid8reet 617 22
Siernrjl4S .. .20
5*8128 .
ScaoeiiHeivyi 733 . _21
Sdi&esbewi,58 ._..48
Scseeca*ppocalioooinlt £fl — .38
Sciemirfic-Misub 621 31
Scripps itWi 724.___.44
Saopla6eckeW726___34
Sieledkir 133 _... .42
SnceaGl4_..___fl4
Steams 145 — -
SiHildii62l .42
Seeoe Property Group 893 - -.15
SirvaSAI. 59
SmtddFea649.. 8
SmithiebwdoeCOO___46
Sa’y641 ._..
SoLarl26 _.._.___..45
SaiUtweoe*istieeo 1.19 ._.....56
SpnrlHahd 686 .___.36
Sieu6Sl. 45
81I .._20
Sbeepwmhtmwaece 633 .
Stub SOme 635 .
s.li...4
StiedeMedealls) ..$2
S6tar 7.53
Superalo 696 - .
Space 773 .-..____26
toogel 786 ___...28
bc60fl637_._..._.___34
lniednjeioob 7.DL_.-._.. 50
T1A*-C802640._
Tieabedaeel 660.. -—11
Time eisner 849 —
ToflNrdhoon 6.78 ___.22
Toyntueiooui.42 .___$5
7nadftopeibi6.17...... 17
9teee656..
bowHakw 7.14..-. -.25
3386.96 _..._.................47
Tynoorfooda 637 _..._.........J
OoAeev6S4 ._.,J0
Ir4esPac& 1.81 .80
Aided lab Creep 6,51
UiibdHet Creep 8.98 .
UnIted Hatursi Foods 671 ___26
Undid Parcel Soavico 6.54 .. -81
bmtedTechedeeo 718 $2
lninisioeCoeammlcteieem 6.53 .53
856125 -. — 33
buOe——%t” 6.17 36
OF 122 .-—_-.11
Hornudoeealtylnmi 127 _—.—_29
ValczMatonain 716_.. -—.23
WacItoieaSJS —
Wiiem814.. .26
Wal-MagtStrea 7.18 - ,.___.. 38
Wso#qbmi4ad 5.84...J
waa8oflu Pad 7.46
%IQroics 6.10 ............j6
WeiiPraet 722 ......___.16
WhisFap789 -.
WareerDnaeo&32._._63
Weyeettaeoom 7.15 .44
WOr 629 ._
Wm*64b, hidunlriem 7.66 ._44
WPSlbsoenes 136 ___47
Croee685
‘tahoe 727 -
‘lEWooldeide 793 ..
8jm8oarth 646 .___.,—...___31
Zdenserlloldeqo 694 — .52
HOW WE CONDUCT ThE MOST ADMIRED SURVEY
The Most Admired list is the definitive report card on corporate reputations. Our survey partners at Hay Group started with the FORTUNE 1,000—the 1,000 largest U.S. companies ranked by revenue—and the top foreign companies operating in the U.S. They sorted the companies by industry and selected the ten largest companies in each. To create the 65 industry lists, Hay asked executives, directors, and analysts to rate companies in their own industry on eight criteria, from investment value to social responsibility. This year only the best are listed: A company’s score must rank in the top half of its industry survey.
To create the top 20 and overall list of Most Admired Companies, Hay Group asked the 10,000 executives, directors, and secunbes analysts who had responded to the industry surveys to select the ten companies they admired most. They chose from a list made up of the companies that ranked among the top 25% in last year’s survey, plus those that finished in the top 20% of their industry. Anyone could vote for any company in any industry. The difference in the voting rolls is why some results can seem anomalous—for example, FedEx is one of the top ten Most Admired Companies but only second in Its own industry.
A total of 611 companies in 70 industries were surveyed. Due to an insufficient response rate, the results for 29 companies in five industries are not reported: advertising, consumer credit, health care, pharmacy and other services, precision equipment, and pnnting. Thus American Express (No. 17) and 3M (No. 20) are on the overall list even though their industnes—consumer credit and precision equipment—did not have enough responses to merit a category. U
F 0 R T U N E e 86

Applicants’ Ex. llw-1.2

120 F O R B E S * January 9, 2006
APPLICANTS’ Ex. LLW- 1.2
LLW-1.O — 1.2.pdf
OM SERVICES SPRINT NEXTEL
Sprint Nextel’s chief, Gary The Top 5
Forsee, has just boldly dumped return (%)
the company’s local phone AIllel 5.0
service, which was rapidly being Sprint Nextel 4.2
eroded by competition from CenturyTel -0.6
cable companies, cell phones and BellSouth —5.5
the Internet. [Verizon Commun —6.6
But getting rid of local was the easy part.
Forsee knows that $30 billion (sales) Sprint
Nextel can’t depend on voice, specifically cell phone service, to be the growth engine of the future. So he’s getting cell customers to pay up to $5.25 a month to download music, Web pages and other data—tops in the industry. He also has a secret weapon: rights to a virtually unused portion of the airways that will
allow Sprint
Nextel to
offer services
ts rivals can’t,
the equivalent of a
citywide Wi-1i network using the much-
heralded Wi-Max. No wonder Sprint
Nextel’s estimated long-term earnings-
per-share growth tops our group,
at 15%. —Scott Woolley
TRANSPORTATION
S KY WE ST
SkyWest ($1.5 billion sales) may be the most profitable airline you’ve never heard of. It takes off 2,300 times a day, but most of its planes are painted with the colors of United or Delta. Sky- West flies regional routes for these major carriers out of places like Los Angeles, Chicago and Atlanta to tiny airports like those in Kalispell, Mont.; Burlington, Vt.; and Yuma, Ariz.
Though it may seem insane to rely so heavily on such troubled partners, the big carriers have an incentive to hand over those routes since they can’t possibly match SkyWest’s low costs. Over the past 5 years SkyWest’s sales have grown at an
annual clip of 20%. Over the
past 12 months they were up
45%, earnings up 21%.
For all of 2005 the company’s
stock gained 36%,
while the S&P index of airline
stocks was down 6%.
No threat of huge losses,
strikes, bankruptcy or
underfunded pensions
here. —Jonathan Fahey
t Managed Companies
I N A M E R I CA
‘I
The Top 10
Five-year annualIzed total return (%)
Hub Group 59.1
JB Hunt Transport 47.7
Landstar System 45.4
Norfolk Southern 26.6
CH Robinson Worldwide 23.5
Burlington Santa Fe 22.5
Expeditors Intl 21.6
Werner EnterprIses 19.2
Arkansas Best 16.4
Pacer Internationai 16.1.
Larry L. Weyers, CEO.
UTILITIES
WPS RESOURCES
Slow and steady wins the race for $6 billion (sales) WPS
Resources, which has 600,000 customers in northern Wisconsin r and Michigan’s upper peninsula, and another 250,000 in the
Northeast and parts of Canada. Chief Executive Larry L. Weyers has produced a 17% average total return over the past five years in
L)
part by paring down the util Th
Top 10 ity’s risk profile. Last year he
Fiveyear annuahzcd total return (%)
sold off a 59% stake in a Wis UG
28.4
Equitable Resources 23.4 consin nuclear power plant,
Questar 23.0 getting rid of the operating
Southern Co 19.2 headaches but providing the
WPS Resources 17.4 same amount of power to
Wisconsin Energy 17.1. customers through a power Sempr
Energy 16.7 purchasing agreement with the new owners. Weyers has also begun construction on a $750 million, 500-
Edison International 16.4 megawatt coal-fired plant that will burn up to 7% less fuel and reduce fine dust emissions by 80%. Wey FirstEnerg 15.3 ers tells Wall Street to expect 6% to 8% earnings-per-share growth each year. The company has paid an
AGL Resources 14.2
annual dividend since 1940 and has increased it every year since 1958. —Susan Kitchens
LLW-1.O — 1.2.pdf
2
a a
S
120 F 0 R B £ S • January 9, 2006

Applicants’ Ex. LTB-1.0
State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy	)
Corporation, The Peoples Gas Light and Coke	)
Company, and North Shore Gas Company	)
)
Application pursuant to Section 7-204 of the	)	Docket No. 06-
Public Utilities Act for authority to engage in a	)
Reorganization, to enter into an agreement with	)
affiliated interests pursuant to Section 7-101,	)
And for such other approvals as may be required	)
under the Public Utilities Act to effectuate the	)
Reorganization.	)
Direct Testimony of
Lawrence T. Borgard
President and Chief Operating Officer — Energy Delivery
WISCONSIN PUBLIC SERVICE CORPORATION

Q.	Please state your name and business address.

A.	My name is Lawrence T. Borgard, and my business address is WPS Resources Corporation, 700 North Adams Street, P.O. Box 19002, Green Bay, Wisconsin 54307- 9002.

Q.	By whom are you employed, in what capacity, and what are your key areas of responsibility?

A.	I am presently the President and Chief Operating Officer — Energy Delivery for Wisconsin Public Service Corporation (“WPSC”), President, Chief Executive Officer and a member of the Board of Directors of Upper Peninsula Power Company (“UPPCo”), and a member of the Board of Directors for Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation. At WPSC, my areas of responsibility include natural gas and electric operations, engineering, marketing, customer contact, payment processing, credit and collections and advertising.

Q.	Please describe your relevant work experience.

A.	I began my career with WPSC in 1984 as an Associate Engineer and subsequently served as Electric Engineer, Planning Engineer, Division Engineer, Transmission Planning Engineer, Regulatory Compliance Supervisor, Manager — Transmission Planning and Operations, and General Manager – Transmission, before being appointed Vice President - Transmission in 1999, Vice President — Transmission and Engineering in 2000, Vice President — Distribution and Customer Service in 2001, and President and Chief Operating Officer — Energy Delivery in August 2004. I was appointed President of Upper Peninsula Power Company in 2002, Chief Executive Officer in May 2004, and President and Chief Executive Officer in February 2006.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

Q.	Please describe your education.

A.	In 1984, I received a Bachelor of Science degree in Electrical Engineering from Michigan State University. In 1995, I received a Masters of Business Administration from the University of Wisconsin — Oshkosh. I am also a 2002 graduate of the Harvard Business School’s Advance Management Program.

Q.	On whose behalf are you offering this testimony?

A.	My testimony is offered on behalf of WPS Resources Corporation (“WPS Resources”), an applicant in this proceeding along with Peoples Energy Corporation (“PEC”), in support of the Application for various approvals from the Illinois Commerce Commission (“Commission”) that are required in connection with the series of transactions which will, among other things, result in a “reorganization” of The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, the “Gas Companies”), as the term “reorganization” is used in 220 ILCS 5/7-204 (I refer to the transaction herein as the “Merger”).

Q.	What is the purpose of your testimony?

A.	I provide a description of WPS Resources’ corporate approach to regulated utility operations, as it is implemented in our existing service territories in Wisconsin, Michigan and Minnesota. I will highlight the ways in which WPS Resources’ regulated utility operations strive to meet and exceed industry best practices and to achieve operational excellence and safety, and high levels of customer satisfaction, in all facets of the business. WPS Resources intends to take the same approach with respect to its operation of the Gas Companies’ distribution systems.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

     I also highlight the successful transitions associated with our various recent utility acquisitions, experience that will help us shape our approach with respect to transitioning the Gas Companies into the WPS Resources corporate family. This portion of my testimony will include an overview of WPS Resources’ approach with respect to relations with the Gas Companies’ employees, both during and after the transitional phase of the proposed Merger.
WPS Resources Corporate Philosophy
Q.	Please describe WPS Resources’ core principles and guidelines for managing and operating its public utility subsidiaries.

A.	WPS Resources strives to be a results-oriented company that listens to our customers and strives to create value for our customers. We ask our customers how to create value for them and we listen to their responses. What our customers tell us is that the key drivers for adding value to the services they purchase from us include competitive service rates, high service quality (with a strong focus on safety and reliability), and solid corporate character. We strive for superior achievement levels with respect to all of these factors.
     We take it as an ongoing challenge to add or create value for our customers, and we work harder each year to do so by increasing operational efficiencies. We are constantly looking for, finding and carrying out opportunities to eliminate, standardize, automate and/or centralize processes or process steps in a cost-effective manner without negatively impacting “net customer value.” We also rigorously scrutinize all initiatives involving discretionary investment in infrastructure, with an eye toward maximizing the use of all existing infrastructure.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

     This approach involves making strategic choices only after fully evaluating costs, benefits and relevant time lines in order to maximize value. Because our focus is on creating net customer value, we must be cognizant of opportunities we forego every time we do decide to go down a particular strategic path, and must always attempt to take into account the costs that will be incurred and the benefits that will be foregone in providing a particular end result to all or some portion of our customers. This approach underlies everything we do, including hiring, educating and maintaining our workforce as I outline further below.
Q.	You cite competitive service rates, high service quality, and solid corporate character as key components that customers have indicated add value to the electric and gas service they receive. Starting with the first of these, how have WPS Resources’ natural gas public utilities performed against industry or internal benchmarks with respect to the goal of competitive service rates?

A.	We have performed well. With respect to residential gas rates in Wisconsin, over the last 12 months WPSC’s weighted average effective residential retail gas rates were roughly 14% lower than the comparable Wisconsin investor-owned gas utility with the highest average rates, and less than 5% above the comparable Wisconsin investor-owned gas utility with the lowest rates – this despite the fact that WPSC is the only utility in this group that is a captive customer to a single major natural gas pipeline. WPSC’s residential gas rates are competitive in Wisconsin. In Michigan, WPSC’s weighted average effective residential retail gas rates fall within the middle of the curve, roughly 8% above the lowest average rates and 8% below the highest average rates over the same
Docket No 06-_______
Applicants’ Ex. LTB-1.0

12-month period. WPSC’s commercial and industrial gas rates are also competitive in both states.
Q.	Can you provide a few concrete examples of ways in which you have improved customer service over the past few years?

A.	Yes, I can. Examples include the expansion of our call centers to 24/7 service, the implementation and tailoring of a Business Solutions Center that provides a ready contact source for information regarding energy savings and other customer service matters for our small commercial customers, the expansion (later weekday evening and extended Saturday hours) of crew coverage in several of our larger cities for customer-requested work and routine construction and maintenance work, the restructuring of our account management services to match our customer profile, the redesign and addition of features to our internet site, the offering of various types of billing options that allow our customers to save money by managing their gas usage, and the use of customer bills as a channel of communication to customers regarding conservation tips and other important information. These and many other actions were each designed to provide customers convenient, lower cost ways of doing business with us, and to maintain and build trust and rapport with our customers.

Q.	How are these principles implemented in each utility?

A.	We employ a dedicated team of professionals who have long tenures in the energy industry, and who follow clear directives, solid planning protocols and cost-focused strategic principles that are implemented on a relatively uniform basis by our operating subsidiaries. While our fundamental business principles are observed and enforced on a relatively consistent basis by our local leadership personnel, we have taken an approach
Docket No 06-_______
Applicants’ Ex. LTB-1.0

that recognizes the need for enough flexibility to allow our operating utilities to meet the unique demands in each jurisdiction. Again, I further describe aspects of our workforce philosophy later in my testimony.

Q.	Are there benchmarks that WPS Resources uses to measure the success of its public utilities and their leadership and other personnel in implementing these customer service and safety principles?

A.	We utilize our own internal benchmarks to measure the success of our gas utility operations. These benchmarks include tracking a series of safety-related measurements such as leak rates, adherence to code-required inspections, and operator qualification requirements. Our commitment to safety is also evidenced by our emphasis on staying up-to-date (if not ahead of the curve) on system improvements, upgrades and modernization, which requires the commitment of significant financial and other resources, but reduces operational costs over the long run.
     One statistical example of our operational track record is found in data compiled by the Public Service Commission of Wisconsin, Applicants’ Ex. LTB-1.1, which shows that over the two-year period ending in 2003, WPSC had the lowest customer complaint rate of all investor-owned gas and electric utilities in Wisconsin. We are proud of this statistic, but we strive constantly to reduce the level of customer complaints we receive.
     We operate under the assumption that maintaining high levels of distribution system reliability and safety, and quality customer service levels across the board, are givens. We assume our customers will not tolerate a perceptible level of degradation of these important factors. We believe these statistics (and others I describe here) show that we are currently meeting or exceeding our customers’ expectations.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

Q.	Can you provide other specific examples of how WPS Resources’ natural gas public utilities have met the goals of high service quality and solid corporate character?

A.	Yes, I can. One telling measure of our “corporate character” is the Customer Value Tracking (“CVT”) information that we maintain in-house in order to measure our performance in respects that are important to customers, and therefore important to us. Our CVT measurements are based on a statistically valid survey that we sponsor in order to determine what our customers value and how they rate our performance in achieving that value. We also send these surveys to the customers of the three other major investor- owned electric utilities in Wisconsin to see how their customers rate their service providers (our competitors/peers) in Wisconsin.
     With respect to service quality, our CVT value and results are driven by safe and reliable delivery, responsiveness to customers, timely and accurate bills and proactive energy communications. Corporate character is driven by our community involvement and environmental stewardship. Price perception (also an aspect of these surveys) is driven by reasonable, affordable and predictable energy prices – and we are pro-active in managing customers’ rate expectations and value perceptions by informing customers of any rate changes that may occur from time-to-time, as well as the cost-benefit decisions that our rates and rate changes reflect. Another key method of satisfying price perceptions (and realities) is to manage our operations to budget and meet or beat our budget estimates, which we aim to do each year as part of our business plan, and we are generally successful in this regard.
     We track our performance on these (and many more) metrics with our CVT and other internal tracking data to help us understand what our customers value and as a
Docket No 06-_______
Applicants’ Ex. LTB-1.0

guide for regularly developing methods for increasing the value we provide to our customers on a cost-effective basis. The 2005 CVT results show that WPSC statistically performed at or above the levels of our peer companies, and further that no utility matched WPSC’s performance in every category.

Q.	Do you have additional examples of this type of success, such as third party tracking or measurement of WPS Resources’ natural gas public utilities performance against industry customer service benchmarks?

A.	Yes, I do. In addition to our recent recognition by Forbes and Fortune Magazines as noted by Mr. Larry L. Weyers, WPS Resources’ Chairman, President, and Chief Executive Officer, in his testimony, one such example is the 2005 J. D. Power and Associates Gas Utility Residential Customer Satisfaction Study. In this study WPSC achieved an overall satisfaction ranking within the Midwest of 5th out of 20 gas utilities in the natural gas study, and with a Customer Satisfaction Index (“CSI”) of 103 that beats our regional benchmark companies that have comparable CSI measures. Applicants’ Ex. LTB-1.2.
     J.D. Power again recognized WPSC in 2006 in its Electric Utility Customer Satisfaction Study. As demonstrated in Applicants’ Ex. LTB-1.3, WPSC was ranked 8th out of 21 medium-sized utilities. Within the Midwest region, WPSC ranked 4th out of 19 large and medium sized utilities (third among investor-owned utilities). Our 2006 CSI of 704 was higher than the industry average of 668, and also higher than all of our regional benchmark companies – Alliant (685), Xcel Energy-Midwest (684) and We Energies (649).
Docket No 06-_______
Applicants’ Ex. LTB-1.0

     Perhaps more telling from our perspective is that J.D. Power and Associates classified WPSC as an “All Time Best Residential Electric Performer” because we ranked in the top quartile nationally over a seven-year period (1999 through 2005) on J.D. Power’s Overall Customer Satisfaction Index Sum — an indication of WPSC’s strong long-term record of performance. As shown in Applicants’ Ex. LTB-1.4, WPSC’s high ranking over this seven-year period indicates that we have been very consistent and effective in our efforts to meet our customer needs. While this data is based on electric customers, we apply the same strategies and tactics to both the gas and electric sides of our operating businesses and believe that our gas customers are equally satisfied –indeed, roughly half of WPSC’s customers take both gas and electric service from us. We do not have similar long-term measurements of WPSC gas-specific J.D. Power Survey information because 2005 was the first year WPSC qualified for the study as a gas utility.
     We believe all of this data, whether it originates from our regulators, industry experts or our own efforts at tracking our progress with a view toward maximizing our own performance, indicate that WPS Resources operates well-managed utilities that emphasize adding value for their customers. We anticipate using and following our proven management and operating principles as our transition teams lay the groundwork and then execute the plan for a post-Merger success story.
Anticipated Approach to Transitional Phase of Merger
Q.	How does WPS Resources intend to apply the same principles and standards in its operation of Peoples Gas and North Shore?
Docket No 06-_______
Applicants’ Ex. LTB-1.0

A.	While we recognize the inherent complexities of the Gas Companies’ operating environment, what customers want from a natural gas utility in Illinois varies little from what customers want in Wisconsin, Michigan and Minnesota. The transition philosophy that has worked well for us in the past, and which we intend to employ here with respect to the Gas Companies, is to take “home grown” expertise from within the existing business units of our organization and deploy that expertise as the leadership (on at least an interim basis) of our newly-acquired companies. This model worked well for us in the transitional stages of the Upper Peninsula Power Company and Wisconsin Fuel & Light Company transactions, and to date has worked well also with respect to our more recent acquisition of the Aquila gas systems in Michigan and Minnesota. By using this approach, we have been able to transition in a manner that benefits from our past experience as well as real time knowledge of developing facts and circumstances.

Q.	What will be WPS Resources’ approach to the transition phase of the Merger?

A.	The transition process is already under way, and has been under evaluation since WPS Resources first began to seriously consider a transaction with PEC. Dating back to the early stages of Merger-related talks and negotiations, we began to identify steps that may allow for elimination of redundancies, realization of cost savings, achievement of higher levels of customer service and satisfaction, and other factors that could be expected to result in win-win results for the customers and shareholders of the combined companies (all in a manner that does not result in adverse rate impacts as compared to rates that customers would experience absent the Merger). Many of the preliminary findings are summarized by Mr. Flaherty in his testimony. As time goes by, we will continue to identify and refine our proposed transitional approach, with a view toward optimizing the
Docket No 06-_______
Applicants’ Ex. LTB-1.0

potential benefits of the Merger. This process continues to evolve and will do so prior to closing as well as during the post-closing transitional phase itself – this is a practical reality given the nature of a public company Merger of this type.
     More specifically, our goal will be to apply our previous successes (both in operating WPSC and transitioning newly-acquired utilities and utility assets) to the specific circumstances of the Gas Companies. That is, while we have solid experience and success stories following our previous transactions and acquisitions, we are realistic enough to recognize and understand that every transaction (and every transition) is unique, and we will not approach this Merger by attempting to make the Gas Companies run and operate “just like WPSC” or any of our other regulated subsidiaries, each of which has its own unique set of issues, circumstances and legacies.
     In fact, from the viewpoint of customers, in many respects the early stages of the post-closing period of this Merger will be “business as usual,” meaning that no immediate widespread changes have yet been identified as being required on “Day One.” Instead, our approach will be to spend the next several months identifying short- and long-term steps that will be implemented in order to allow achievement of the various benefits and synergies that we expect to result from the Merger, as identified in greater detail by other witnesses such as Messrs. Weyers, Flaherty and Schott. This “transitional approach” will, over time, develop into a more concrete “transitional plan,” but at this point we have not yet identified all necessary, appropriate and prudent steps that will allow optimization of customer benefits on and after Day One, and we intend to proceed on a measured pace in reaching the conclusions necessary to arrive at that concrete plan.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

Q.	Do you anticipate any difficulties in successfully implementing the WPS Resources philosophy and approach, the success of which has occurred in predominantly rural or semi-urban geographic areas, in a large urban area with the regulatory, political and socio-economic make-up of the greater Chicago region?

A.	WPS Resources recognizes, appreciates and respects the unique and diverse nature of operating in Chicago and its northern suburbs. The skills that WPS Resources will bring to the combination — including customer service focus, strong community involvement and a commitment to a disciplined approach to managing the business and processes — are skills that can be applied universally to utility processes. The Gas Companies’ personnel know how to operate and maintain an older urban system, and their customer service personnel are familiar with the issues facing their particular customer bases. We anticipate that the knowledge of these employees, and the management skills that WPS Resources brings to the Merger, will combine to yield a higher level of customer service and operational efficiency and effectiveness. The Merger will allow the elements of success that have worked for WPS Resources to be applied to the Gas Companies, and we believe that once our concrete transition plan is established (by taking these and other factors into account), we can successfully achieve our stated goals.

Q.	How will WPS Resources work, both pre- and post-closing, to address current operating concerns of the Gas Companies that have been identified recently by the Commission?

A.	PEC has already taken proactive steps to address issues recently raised by the Commission regarding compliance work. I understand that PEC has created a new team to oversee every aspect of the Gas Companies’ operations compliance work. The team will oversee training and qualification of all those involved in compliance work, define
Docket No 06-_______
Applicants’ Ex. LTB-1.0

and communicate roles and ensure best practices for managing the program. I also understand that a quality assurance function will conduct spot checks of compliance work as well as provide ongoing assessment of the overall program. This team will work in conjunction with the transition team, which will include knowledgeable WPS Resources personnel who can assist with these important issues. It is WPS Resources’ intention to fully support and continue these efforts after closing of the Merger, in order to ensure regulatory compliance going forward.

Q.	What specific steps will WPS Resources take to ensure that customers of Peoples Gas and North Shore are not inconvenienced by the Merger?

A.	A merger at the holding company level like the one proposed here (rather than a merger at the operating company level) should be seamless to the Gas Companies’ customers and should not have any negative impact on the receipt of adequate and reliable service. Our approach, as far as customers receiving gas commodity and delivery services from the Gas Companies are concerned, will essentially be to strive for a “business as usual” effect on Day One. As Mr. Flaherty shows, there are only de minimis reductions expected to occur in the field workforce as a result of the Merger.
     Our approach here will also be benefited by our above-outlined approach with respect to leadership, which includes putting our implementation experts on the ground floor in order to help ensure a smooth transition for customers.
WPS Resources’ Workforce Philosophy, and Related Transitional Expectations
Q.	What are WPS Resources’ general strategies and philosophies with respect to its workforce?
Docket No 06-_______
Applicants’ Ex. LTB-1.0

A.	We educate ourselves and face head-on the issues and challenges that face our industry, and this includes workforce-related matters. We demand and achieve high levels of performance at all levels of personnel within our regulated subsidiaries, pushing all employees to think about how they can make a positive impact at all times, and to get comfortable with the ever-changing environment in which they work. We require a “health and safety first” attitude, with respectful and strong relationships across the board among all levels of employees and management. We attempt to ensure that the best people are placed in the most appropriate positions which take advantage of their individual knowledge, strengths and interests. We also value a diverse workforce and strive to maximize the incremental value and benefits that can be provided by a workforce with diverse backgrounds, experiences and approaches.

Q.	Please describe WPS Resources’ historical relationship with its represented and non- represented employees.

A.	We have fostered an excellent environment with both our represented and unrepresented employees throughout the WPS Resources family of companies, evidenced in part by our very low turnover rate.
     With respect to non-represented employees, this is shown by the fact that we are considered an employer of choice in Wisconsin which results in extremely low employee turnover. We provide a competitive and comprehensive package of employee benefits, and when we do need to hire new employees, we have no trouble attracting people.
     With regard to our represented employees, we have worked hard to create a positive and productive relationship with the unions and the employees they represent. Our largest represented group is in our service area in Wisconsin. Those employees are
Docket No 06-_______
Applicants’ Ex. LTB-1.0

represented by International Union of Operating Engineers Local 310 (“Local 310”). We have never had a work stoppage during a relationship with Local 310 that goes back decades. In our labor negotiations with Local 310 in 2000 and 2003, we were able to negotiate new contracts with only about 30 days of negotiations. The new agreements were accepted by the union membership on its first vote, and settled well in advance of the contract’s expiration date. We have also had successful labor negotiations with International Brotherhood of Electrical Workers Local 510, who represents our UPPCo employees. Similarly, when we acquired Wisconsin Fuel & Light Company in Wisconsin, we worked closely with the unions who represented those employees and Local 310 to execute a mutually beneficial strategy that enabled all unionized employees to keep their jobs. Finally, although it primarily involves the employees of contractors, our Weston 4 power plant construction project near Wausau, Wisconsin, is being built under a partnership between WPSC and the Central Wisconsin Building & Trades Council, with whom we negotiated a Project Labor Agreement assuring that Weston 4 would be built with the best skilled unionized employees, and built on time and on budget.

Q.	What approach will WPS Resources take to establish a relationship with the represented employees of Peoples Gas and North Shore?

A.	We will take the same approach that we take with the other represented groups throughout the WPS Resources family, which includes providing access to management. Honesty and fairness have been hallmarks of our existing relationships, and we intend to carry that forward here in Illinois as well.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

Q.	Will the Acquisition provide to employees of Peoples Gas and North Shore additional opportunities that they don’t presently have?

A.	Yes, it will. Being part of a larger company with regulated operations in four states and unregulated operations throughout the eastern half of the United States provides these employees with opportunities that they would not have access to had it not been for this combination.

Q.	What is WPS Resources’ general philosophy with respect to the recruitment and retention of employees?

A.	Our philosophy is quite simple: hire the best possible people available, pay them a salary commensurate with the prevailing market rates and offer market based incentives to drive superior performance. We recognize that talented, dedicated, and professional employees are the key to success in any business. We emphasize strong employee relations. Achieving diversity at various levels of our organization is also of particular importance to WPS Resources. To prosper in the future, we will continue building the skills of our workforce, including our leadership team. The combined company will provide greater opportunities for all of its employees by virtue not only of our larger service area and diverse operations, but also our larger growth platform and our improved ability to take advantage of strategic opportunities.

Q.	How does WPS Resources implement that philosophy in its existing natural gas utilities?

A.	We hire from within as much as practicable but, recognizing that sometimes the best talent for a given position will reside outside of our walls, we participate in on-campus college recruiting on a regional basis and we advertise nationally for positions as warranted. The result is very low turnover.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

Q.	Does this conclude your direct testimony?

A.	Yes, it does.
Docket No 06-_______
Applicants’ Ex. LTB-1.0

APPLICANTS’ EX. LTB-1.1

Public Service Commission of Wisconsin
2004 Annual Consumer Contact Information
During the 2004 calendar year, Public Service Commission (Commission) staff recorded 7,696 consumer contacts. These “contacts” include complaints, inquiries and opinions regarding Wisconsin utility providers.
•	Of the total 7,551 complaints filed by customers, 6,266 were coded as being “resolved to the customer’s satisfaction.”

•	$429,537 was recovered for Wisconsin consumers through the complaint mediation process.

•	Commission staff made numerous educational presentations to both consumer and utility groups and distributed approximately 13,000 brochures and other educational materials.

•	Commission staff prepared a fact sheet on disconnection of service in response to “Threat of Disconnection” being the top complaint category for both Telecommunications and Energy complaints. Link to Fact Sheet.
The 2004 Annual Consumer Contact Information includes charts and graphs which:
1.	show the total number of complaints by industry

2.	list complaint totals for specific companies

3.	compare total complaints received for the past five years

4.	compare total complaints received for specific companies and by industry for the past five years

5.	show the total number of customers/access lines and complaints per customer/access line

6.	lists the top 10 complaint categories
1.	Total Complaints by Industry

	2003	2004
Total Complaints	8,092	7,551

Electric	616	755
Gas	220	220
Electric & Gas Combined	3,203	3,482
Water	96	78
Electric & Water Combined	63	67

Total for Energy/Water	4,198	4,602

AEC	1,039	778
ILEC	2,013	1,577
RES	222	124
IEC	392	293
OTU	15	12

Total for Telecommunications	3,681	2,784

All Other Complaints	213	165
Total Complaint Comparison
AEC – Alternate Exchange Carrier (Competitive provider)
ILEC – Local Exchange Carrier
RES – Reseller
IXC – Interexchange Carrier (Long distance provider)
OTU – Other Telephone Utility

2.	Total Complaints for the Top Five Energy Utilities and the Top Ten Telecommunications Providers

	2003	2004
Energy/Water
Madison Gas & Electric	168	135
Xcel Energy	111	90
We Energies	2,989	3,220
Alliant Energy*	451	460
Wisconsin Public Service Corporation	220	469

ILEC
SBC Wisconsin	1,350	977
CenturyTel of Wisconsin	358	280
Verizon North	165	221
TDS Telecom	17	18
Frontier Communications	19	22

AEC
TDS Metrocom	139	125
MCI WorldCom	492	257
AT&T Communications	11	342
McLeod USA	129	36
US Exchange**	37	20

* Alliant Energy is the holding company for Wisconsin Power & Light

** AKA: Choice One Communications
2003 Complaint Comparisons
2004 Complaint Comparisons
Energy – Electric and gas utilities
AEC – Alternate Exchange Carrier (Competitive provider)
ILEC – Local Exchange Carrier
RES – Reseller
IXC – Interexchange Carrier (Long distance provider)
OTU – Other Telephone Utility

3.	Annual Complaint Totals: Comparison for the Last Five Years

	2000	2001	2002	2003	2004
Total Complaints	13,513	11,773	9,375	8,092	7,551

Electric	2,195	1,326	690	616	755
Gas	602	698	196	220	220
Electric & Gas Combined	346	1,074	2,108	3,203	3,482
Water/ Water & Sewer Combined	218	192	163	96	78
Electric & Water Combined	28	45	43	63	67
Total for Energy/Water	3,389	3,335	3,200	4,198	4,602

AEC	621	1,070	1,325	1,039	778
ILEC	6,821	5,239	3,699	2,013	1,577
RES	448	477	384	222	124
IXC	1,985	1,465	578	392	293
OTU	12	6	33	15	12
Total for Telecommunications	9,887	8,257	6,019	3,681	2,784

All Other Complaints	237	181	156	213	165
Annual Complaint Total Comparison
for the Last Five Years

Annual Complaint Total Comparison
by Industry for the Last Five Years
Energy – Electric and gas utilities
AEC – Alternate Exchange Carrier (Competitive provider)
ILEC – Local Exchange Carrier
RES – Reseller
IXC – Interexchange Carrier (Long distance provider)
OTU – Other Telephone Utility

4.	Annual Complaint Totals by Industry: Comparison for the Last Five Years

	2000	2001	2002	2003	2004
Energy
Madison Gas & Electric	133	116	121	168	135
Xcel Energy	123	134	117	111	90
We Energies	1,775	1,635	2,125	2,989	3,220
Alliant Energy	290	504	310	451	460
Wisconsin Public Serv. Corp.	244	220	207	220	469

ILEC
SBC	5,630	4,300	2,902	1,350	977
CenturyTel of Wisconsin	393	495	182	358	280
Verizon North Inc.	458	243	182	165	221
TDS Telecom			0	17	18
Frontier Communications			0	19	22

AEC
TDS Metrocom				139	125
MCI Worldcom				492	257
AT&T Communications				11	342
McLeod USA				129	36
US Exchange*				37	20

* AKA: Choice One Communications
Energy – Electric and gas utilities
AEC – Alternate Exchange Carrier (Competitive provider)
ILEC – Local Exchange Carrier
RES – Reseller
IXC – Interexchange Carrier (Long distance provider)
OTU – Other Telephone Utility

5.	Complaints Per 1,000 Customers/Access Lines*:
Telecommunications

	Access Lines		Total		Per 1,000
			Complaints				Complaint %
	2002	2003	2002	2003	2002	2003	2002	2003
SBC/Ameritech	2,004,374	1,546,914	2,902	1,350	1.45	0.87	0.14%	0.09%
Verizon	410,019	393,926	182	165	0.44	0.42	0.04%	0.04%
CenturyTel	492,207	470,416	475	358	0.97	0.76	0.10%	0.08%
TDS Telecom	150,788	147,737	0	17	0.00	0.12	0.00%	0.01%
Frontier/Citizens	71,540	69,548	0	19	0.00	0.27	0.00%	0.03%
Energy

	Customers		Total		Per 1,000
			Complaints				Complaint %
	2002	2003	2002	2003	2002	2003	2002	2003
We Energies	1,328,168	1,339,709	2,127	2,989	1.60	2.23	0.16%	0.22%
WPSC	483,746	491,021	208	220	0.43	0.45	0.04%	0.05%
Alliant	465,284	457,187	311	451	0.67	0.99	0.07%	0.10%
MG&E	170,903	174,621	121	168	0.71	0.96	0.07%	0.10%
NSP	236,632	240,306	118	111	0.50	0.46	0.05%	0.05%
Water

	Customers		Total		Per 1,000
			Complaints				Complaint %
	2002	2003	2002	2003	2002	2003	2002	2003
Milwaukee Water	159,861	159,856	57	39	0.36	0.24	0.04%	0.02%
Madison Water	59,394	60,284	0	1	0.00	0.01	0.00%	0.00%
Racine Water	30,783	30,932	1	3	0.03	0.10	0.00%	0.01%
Kenosha Water	28,128	28,488	0	4	0.00	0.14	0.00%	0.01%
Green Bay Water	34,324	34,333	1	3	0.03	0.09	0.00%	0.01%

* Customer/access line information is filed as part of a utility’s annual report. Information for 2004 is incomplete at this time but will be posted as part of this report when available.

6.	Top 10 Complaint Categories for Telecommunications Providers and Energy/Water Utilities
Top 10 Telecommunications Complaint Categories
(This information includes ILECs, AECs, and RES only)

Complaint Code Description	2004
Threat of Disconnection	345
Disconnection for Non-payment	201
Billing After Service Cancellation	190
Initial Service Problems	143
Repair Service Problems	138
All Other Billing & Credit Issues	113
Change to Provider of Choice	113
Outage/Loss of Service	111
Payment Posting Issues	99
All Other Service Related	95
Top 10 Energy / Water Complaint Categories

Complaint Code Description	2004
Threat of Disconnection	1,701
Deferred Payment Agreement	1,223
Disconnection for Non-payment	903
Responsible Party for Billing	298
Initial Service Problems	190
Disputed Amount of Use	180
Deposit Dispute	152
Medical Exemption Issues	135
Backbilling	82
Budget Billing	75
Energy — Electric and gas utilities
AEC — Alternate Exchange Carrier (Competitive provider)
ILEC — Local Exchange Carrier
RES — Reseller
IXC — Interexchange Carrier (Long distance provider)
OTU— Other Telephone Utility

Applicants’ Ex. LTB-1.2

PRESS RELEASES

CONTACT:
Michael Greywitt (West Coast)
(805)418-8000
John Tews (East Coast)
(248) 267-6800
J.D. Power and Associates Reports:
Residential Gas Customers Who Pay Fixed Billing Amounts are More Satisfied Than Those Paying Based on Usage
WESTLAKE VILLAGE, Calif.: 22 September 2005 — Residential gas customers who pay a fixed amount each month for service record higher levels of customer satisfaction than those who pay based on monthly usage, according to the J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction StudySM released today.
The study, now in its fourth year, measures customer satisfaction with the 56 largest U.S. gas utility providers based on performance in five key factors: company image, price and value, billing and payment, customer service and field service.
The study finds that nearly 23 percent of customers pay a fixed bill amount each month. These customers record an average overall Customer Satisfaction Index score of 105, compared to 102 for those who pay different amounts each month based on usage.
“Gas customers are very price sensitive so having good options in terms of billing can have a real impact on their overall satisfaction with their utility provider,” said Alan Destribats, executive director of the utility practice at J.D. Power and Associates. “Customers are also increasing their usage of non-mail payment options, such as the Internet, and are more satisfied with these payment options. Gas utilities should continue to improve the quality and delivery of alternative payment channels and options to provide customers with convenient ways to pay their monthly bills.”
East Region
UGI Utilities ranks highest in customer satisfaction in the East Region for a third consecutive year with an overall customer satisfaction score of 105. UGI Utilities performs well on all factors and posts the region’s highest score on price and value. Also performing well in the region are Baltimore Gas & Electric, Columbia Gas of Pennsylvania, Public Service Electric & Gas, Washington Gas Light and New Jersey Natural Gas.
Midwest Region
MidAmerican Energy (106) ranks highest in the Midwest Region, performing particularly well in the company image and billing and payment factors. Also performing well in the region are CenterPoint Energy-Minnesota, Citizens Gas and Coke Utility, Louisville Gas and Electric and Wisconsin Public Service
South Region
CPS Energy (114) ranks highest in the South Region with the particularly high ratings on company image, price and value, and billing and payment. Also performing well in the region are Piedmont Natural Gas, South Carolina Electric and Gas, Texas Gas Service Company,

Gas Utility Residential Customer Satisfaction Study	Page 2 of 6
Virginia Natural Gas and PSNC Energy.
West Region
Southern California Gas (113) ranks highest in the West Region for a second consecutive year, receiving the highest ratings in the region in all five factors. Also performing well in the region are Northwest Natural and Questar Gas.
The 2005 Gas Utility Residential Customer Satisfaction Study is based on more than 12,000 telephone interviews with U.S. residential gas customers. Responses were collected between April and June of 2005.
About J.D. Power and Associates
Headquartered in Westlake Village, Calif., J.D. Power and Associates is an ISO 9001-registered global marketing information services firm operating in key business sectors including market research, forecasting, consulting, training and customer satisfaction. The firm’s quality and satisfaction measurements are based on responses from millions of consumers annually. J.D. Power and Associates is a business unit of The McGraw-Hill Companies.
About The McGraw-Hill Companies
Founded in 1888, The McGraw-Hill Companies is a leading global information services provider meeting worldwide needs in the financial services, education and business information markets through leading brands such as Standard & Poor’s, McGraw-Hill Education and BusinessWeek. The Corporation has more than 300 offices in 40 countries. Sales in 2004 were $5.3 billion. Additional information is available at http://www.mcgraw-hill.com.
Media Relations Contacts:

John Tews	Michael Greywitt
Director, Media Relations	Director, Media Relations
J.D. Power and Associates	J.D. Power and Associates
5435 Corporate Drive, Suite 300	2625 Townsgate Road, Suite 100
Troy, MI, 48098	Westlake Village, CA 91361
(248) 312-4119, or cell (248) 321-5109	(805) 418-8526, or cell (805) 908-1548
john.tews@jdpa.com	michael.greywitt@jdpa.com
No advertising or other promotional use can be made of the information in this release without the express prior written consent of J.D. Power and Associates. www.jdpower.com
# # #

Gas Utility Residential Customer Satisfaction Study	Page 3 of 6
J.D. Power and Associates
2005 Gas Utility Residential
Customer Satisfaction StudySM
East Region
Source: J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this presentation must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction Study as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

Gas Utility Residential Customer Satisfaction Study	Page 4 of 6
J.D. Power and Associates
2005 Gas Utility Residential
Customer Satisfaction StudySM
Midwest Region
Source: J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this presentation must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction Study as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

Gas Utility Residential Customer Satisfaction Study	Page 5 of 6
J.D. Power and Associates
2005 Gas Utility Residential
Customer Satisfaction StudySM
South Region
Source: J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this presentation must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction Study as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

Gas Utility Residential Customer Satisfaction Study	Page 6 of 6
J.D. Power and Associates
2005 Gas Utility Residential
Customer Satisfaction StudySM
west Region
Source: J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this presentation must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2005 Gas Utility Residential Customer Satisfaction Study as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

Applicants’ Ex. LTB-1.3

Press Release
J.D. Power and Associates Reports:
Higher Prices and Major Storms Take Significant Toll on Customer Satisfaction with Electric Utilities
Allegheny Power, EO.N U.S., Omaha Public Power District, PPL Utilities, Salt River Project and Southern Company Lead Customer Satisfaction Rankings
WESTLAKE VILLAGE, Calif.: 20 July 2006 —Overall customer satisfaction falls off substantially among residential customers served by the nation’s 76 largest electric utilities, according to the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM released today.
The customer satisfaction industry average is now at 668 points on a 1,000-point scale—down from 704 points in 2005. Overall customer satisfaction is based on performance in six factors: power quality and reliability; company image; price and value; communications; billing and payment; and customer service. Utilities are ranked in four geographical regions as well as in a segment for medium-size utilities.
Customers report spending 16 percent more on electricity in 2006, marking the fourth consecutive year that reported average monthly bills have increased. Nationally, the average stated monthly electric bill is $127. The utility industry also experiences more outages, as customers report an 11 percent increase since 2005 in the frequency of electric service interruptions.
“Electricity prices and consumption are both up sharply, and customers are critical about how much they’re now spending on electricity,” said Alan Destribats, executive director of the utility practice at J.D. Power and Associates. “The leading utilities are curbing the impact of this by offering more pricing options such as time-of-use or load-control rates, and they work hard to keep their customers informed and educated about how to conserve energy and reduce their electric bills.”
Eastern Region
Two utilities tie to rank highest in the Eastern Region: Allegheny Power and PPL Electric Utilities. This is the first time Allegheny has earned this distinction. PPL has ranked highest in satisfaction (or tied) in seven of eight years since the study’s inception. Also performing well in the region are Exelon PECO, FirstEnergy, and Duquesne Light Company.
Midwestern Region
E.ON U.S. (formerly LG&E Energy) ranks highest in the Midwestern Region for the seventh time in eight years. E.ON U.S. outperforms all other utilities in the region in four of the six factors of satisfaction. Also performing well in the region are MidAmerican, Indianapolis Power & Light and Consumers Energy.
Southern Region
Southern Company ranks highest in overall customer satisfaction in the Southern Region for the third time in eight years. Southern Company leads the region in power quality and reliability, company image, and customer service. Also performing well are Progress Energy, Duke Energy, and CPS Energy.
(Page 1 of 2)

Western Region
For the seventh time in eight years, Salt River Project ranks highest in the Western Region. Salt River Project receives the highest score in the study, and nationally has the highest scores in five of six factors. Also performing well in the region are Sacramento Municipal Utility District, San Diego Gas & Electric, and Arizona Public Service.
Medium-Size Utilities (serving between 160,000 and 400,000 customers each)
Omaha Public Power District (OPPD) ranks highest in the Medium-Size Utilities segment for a fifth consecutive year. Also performing well in this segment are Pedernales Electric Cooperative, Colorado Springs Utilities, Seattle City Light and Tucson Electric Power.
The study results are based on customer responses from 26,688 telephone interviews conducted from March 23, 2006 through June 6, 2006 among residential customers of the 76 largest electric utilities across the continental United States.
About J.D. Power and Associates
Headquartered in Westlake Village, Calif., J.D. Power and Associates is an ISO 9001-registered global marketing information services firm operating in key business sectors including market research, forecasting, consulting, training and customer satisfaction. The firm’s quality and satisfaction measurements are based on responses from millions of consumers annually. J.D. Power and Associates is a business unit of The McGraw-Hill Companies.
About The McGraw-Hill Companies
Founded in 1888, The McGraw-Hill Companies is a leading global information services provider meeting worldwide needs in the financial services, education and business information markets through leading brands such as Standard & Poor’s, McGraw-Hill Education, BusinessWeek and J.D. Power and Associates. The Corporation has more than 290 offices in 38 countries. Sales in 2005 were $6.0 billion. Additional information is available at http://www.mcgraw-hill.com.

J.D. Power and Associates Media Relations Contacts:
John Tews	Syvetril Perryman
Troy, Mich.	Westlake Village, Calif.
(248) 312-4119	(805) 418-8103
john.tews@jdpa.com	syvetril.perryman@jdpa.com
No advertising or other promotional use can be made of the information in this release without the express prior written consent of J.D. Power and Associates. www.jdpower.com
# # #
(Page 2 of 2)
NOTE: Five charts follow.

J.D. Power and Associates
2006 Electric Utility Residential
Customer Satisfaction StudySM
Eastern Region
(Based on a 1,000-point scale)
Source: J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this press release must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

J.D. Power and Associates
2006 Electric Utility Residential
Customer Satisfaction StudySM
Midwestern Region
(Based on a 1,000-point scale)
Source: J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this press release must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

J.D. Power and Associates
2006 Electric Utility Residential
Customer Satisfaction StudySM
Southern Region
(Based on a 1,000-point scale)
Source: J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this press release must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

J.D. Power and Associates
2006 Electric Utility Residential
Customer Satisfaction StudySM
Western Region
(Based on a 1,000-point scale)
Source: J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this press release must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

J.D. Power and Associates
2006 Electric Utility Residential
Customer Satisfaction StudySM
Medium-Size Utilities
(Between 160,000 and 400,000 Customers)
(Based on a 1,000-point scale)
Source: J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM
Charts and graphs extracted from this press release must be accompanied by a statement identifying J.D. Power and Associates as the publisher and the J.D. Power and Associates 2006 Electric Utility Residential Customer Satisfaction StudySM as the source. No advertising or other promotional use can be made of the information in this release or J.D. Power and Associates survey results without the express prior written consent of J.D. Power and Associates.

Application’s Ex. Ltb-1.4

All Time Best Performers – Top Quartile Residential Customer Satisfaction

J.D. POWER AND ASSOCIATES

Salt River Project 783
LG&E Energy 779
PPL Electric Utilities 762
Southern Company 750
Jacksonville Electric Authority 743
Wisconsin Public Service 743
Tucson Electric Power 739
Duke Power 737
Oklahoma Gas and Electric 734
South Carolina Electric & Gas 733
Xcel Energy MW 733
MidAmerican Energy 730
City Public Service of San Antonio 730
Allegheny Power 728
Arizona Public Service 727
Progress Energy 727
Cinergy 725

1999-2005 Overall Customer Satisfaction Index Sum

LTB-1.0 - 1.4.pdf

1

© 2005 J.D. Power and Associates Electric Utility Residential Customer Satisfaction Study. All Rights Reserved.

Applicants’ Ex. BAJ-1.0
State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy Corporation, The Peoples Gas Light and Coke Company, and North Shore Gas Company	) ) )
)
Application pursuant to Section 7-204 of the Public Utilities Act for authority to engage in a Reorganization, to enter into an agreement with affiliated interests pursuant to Section 7-101, And for such other approvals as may be required under the Public Utilities Act to effectuate the Reorganization.
	) ) ) ) )	Docket No. 06-
Direct Testimony Of
Bradley A. Johnson
Vice President and Treasurer
WPS RESOURCES CORPORATION

Q.	Please state your name and business address.

A.	My name is Bradley A. Johnson, and my business address is WPS Resources Corporation (“WPS Resources”), 700 North Adams Street, P.O. Box 19002, Green Bay, Wisconsin 54307-9002.

Q.	Mr. Johnson, by whom are you employed and in what capacity?

A.	I am employed by WPS Resources as its Vice President and Treasurer.

Q.	Mr. Johnson, please describe your education and business experience.

A.	I graduated from the University of Wisconsin — Eau Claire in 1976 with a major in accounting. I received a Masters Degree in Business Administration from the University of Wisconsin — Oshkosh in 1984. I joined Wisconsin Public Service Corporation (“WPSC”) as a Tax Accountant in November of 1979. I have held various positions in the Tax Department and the Corporate Planning Department prior to being named Assistant Treasurer of WPS Resources in April 2001, Treasurer in February 2002, and Vice President-Treasurer in 2004.

Q.	Please describe your current duties and responsibilities.

A.	My responsibilities include directing the financing, treasury management (including cash management and accounts payable), financial analysis and forecasting, and oversight of financial risk management activities of WPS Resources and its affiliates.

Q.	What is the purpose of your direct testimony?

A.	I describe the series of transactions pursuant to the July 8, 2006 Agreement and Plan of Merger (the “Agreement” attached as Attachment A to the Application) between WPS Resources, a Wisconsin holding company, Wedge Acquisition Corp. (“Wedge”), a wholly-owned subsidiary of WPS Resources, and Peoples Energy Corporation (“PEC”),
Docket No. 06-
Applicants’ Ex. BAJ-1.0

an Illinois holding company, by which PEC will become a wholly-owned subsidiary of WPS Resources (the “Merger”). I also explain why the Merger will not impair the ability of PEC’s regulated subsidiaries, The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, the “Gas Companies”), to raise necessary capital on reasonable terms or to maintain reasonable capital structures. I also provide the basis for WPS Resources’ request that the Commission not apply the “push down” accounting impacts of the Merger on the Gas Companies in future Illinois rate proceedings.

Q.	Please describe the Merger.

A.	WPS Resources will acquire the stock of PEC in exchange for WPS Resources stock that will be issued to PEC shareholders at the time of the Merger’s closing. At the same time, Wedge will be merged with and into PEC, with PEC the surviving corporation. At that time, PEC will be a wholly-owned direct subsidiary of WPS Resources. The Gas Companies and PEC’s other subsidiaries will be wholly-owned indirect subsidiaries of WPS Resources.
     PEC shareholders will exchange their common shares for a fixed amount of WPS Resources common stock. Under the Agreement, each PEC common share outstanding immediately prior to the reorganization will be converted into 0.825 shares of WPS Resources’ common stock, which, based on the closing prices on July 5, 2006 (the business day before news of the potential transaction became public), would result in an approximate value of $41.39 per share for PEC stock. This exchange rate would represent a premium to PEC shareholders of approximately 14.2 percent, based on the 20-trading day average closing prices for PEC ending July 5, 2006, and approximately
Docket No. 06-
Applicants’ Ex. BAJ-1.0

15.0 percent, based on the closing price for PEC on July 5, 2006. After the Merger closes, current WPS Resources shareholders will own approximately 57.6 percent of the combined company, and current PEC shareholders will own approximately 42.4 percent.
Q.	How will the Gas Companies be operated after the Merger takes place?

A.	WPS Resources will be the parent corporation of PEC and its subsidiaries, including the Gas Companies. WPS Resources will move its headquarters to Chicago, and will adopt a new name, which will be chosen under the procedure set forth in the Agreement.
     Peoples Gas and North Shore will each operate separately as a wholly-owned indirect subsidiary of WPS Resources. Neither of the utilities will be merged with any WPS Resources entity. Each utility will retain its current name and current Illinois headquarters, and will continue to operate as an Illinois public utility in its current service territory. Likewise, all of WPS Resources’ current regulated subsidiaries will maintain their names and headquarters locations, including WPSC in Green Bay. The energy marketing businesses of WPS Resources (WPS Energy Services, Inc.) and PEC (Peoples Energy Services Corporation and Peoples Energy Wholesale Marketing, LLC and its subsidiaries) will be combined and headquartered in the Green Bay area.
     The Gas Companies will be integrated into the WPS Resources system. We are proposing that the companies become parties to WPS Resources’ affiliated interest agreement governing shared services among WPS Resources, WPSC and WPS Resources’ other regulated subsidiaries that has been approved by the Public Service Commission of Wisconsin. Pursuant to that agreement, the Gas Companies will receive shared corporate, administrative and operational services primarily from WPSC on a fully loaded cost basis. Initially, we will also leave in place the Commission-approved
Docket No. 06-
Applicants’ Ex. BAJ-1.0

affiliated interest agreements that govern transactions among PEC and the Gas Companies. In her testimony, Ms. Diane Ford provides additional details on the post-Merger affiliated interest arrangements.
Q.	Will the Merger impair the Gas Companies’ ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure?
A.	No, it will not. WPS Resources’ current credit ratings at the holding company level are higher than PEC’s ratings. WPS Resources’ senior unsecured debt is rated “A” by Standard and Poor’s (“S&P”) and “A1” by Moody’s. PEC’s senior unsecured debt is rated “BBB+” by S&P and “Baa2” by Moody’s. WPS Resources’ S&P ratings are two notches higher and its Moody’s ratings are four notches higher than PEC’s respective ratings.
     At the utility company level, WPSC is the only rated utility company in the WPS Resources family. Its senior secured debt is rated “A+” by S&P and “Aa2” by Moody’s. Peoples Gas and North Shore, the rated utilities in the PEC family, each have senior secured debt ratings of “A-” by S&P and “A1” by Moody’s. WPSC’s S&P and Moody’s ratings are two notches higher than those of the Gas Companies.
     With respect to commercial paper credit ratings, WPS Resources and WPSC carry “A-1” and “P-1” ratings from S&P and Moody’s, respectively. PEC carries “A-2” and “P-2” ratings, and Peoples Gas carries “A-2” and “P-1” ratings. North Shore is not rated for commercial paper.
     Based on the credit ratings, the combination of PEC with the more highly rated WPS Resources should provide the Gas Companies with access to the short- and long-term capital markets on better terms than would have been possible absent the Merger. In
Docket No. 06-
Applicants’ Ex. BAJ-1.0

addition, published commentary on the Merger by the two rating agencies that cover both WPS Resources and PEC support the potential for the PEC ratings to improve as a result of the Merger. In fact, Moody’s announced that the PEC ratings were under review for a potential upgrade as a result of the announcement and the outlook on the Gas Companies was being upgraded from “negative” to “stable.”

Q.	Does the potential for credit rating improvements for the Gas Companies imply that WPS Resources’ credit ratings may be downgraded as a result of the Merger?

A.	No, it does not. WPS Resources has clearly communicated its intent to maintain its current ratings following the Merger. For example, in the financial community presentation on July 12, 2006, a transcript of which is attached as Applicants’ Ex. BAJ- 1.1, Mr. Larry Weyers stated the following:
Our intent is to create a credit profile that maintains WPS Resources’ current credit profile. This will support ongoing strategic initiatives and possibly further growth. Finally, the combined company will have a larger equity market capitalization, with increased market liquidity. This should enhance our ability to raise equity when needed.
WPS Resources will maintain its current credit profile by maintaining appropriate equity ratios in its capital structure given the ultimate business mix of the combined company.
Q.	How will WPS Resources’ access to the equity markets be affected by the Merger?

A.	As a larger entity, the combined company will have improved stock liquidity. This in turn will make the combined company’s stock more attractive to institutional investors interested in the ability to buy and sell stocks in larger volumes. This should improve the combined company’s ability to market offerings of its stock when it needs to raise additional equity capital.
Docket No. 06-
Applicants’ Ex. BAJ-1.0

Q.	Does WPS Resources expect any impacts on the Gas Companies’ financial statements as a result of the Merger?
A.	Yes, we do. Under the current purchase accounting requirements applicable to business combinations under generally accepted accounting principles, WPS Resources, as the acquirer, will be required to adjust the carrying amounts related to the PEC assets and liabilities to the fair value of those assets and liabilities. This will include the Gas Companies’ assets and liabilities. The impacts on the Gas Companies’ financial statements are commonly referred to “push down accounting.”
Q.	What major areas of adjustment to the Gas Companies’ financial statements do you expect?
A.	The full purchase accounting analysis has not yet been completed, but based on information that is currently available to us, we expect two major areas of adjustment. I will update this description if needed as more information becomes available.
     The first area relates to the accounting for pension and other post-employment benefit obligations. As a result of the “fresh start” accounting required by Statement of Financial Accounting Standards (“SFAS”) 87 and 106, the accounting standards that specify the requirements related to accounting for pension and other post-employment benefits costs, the Gas Companies would be required to record a net liability related to pension and other post-employment benefit costs of $56.2 million at June 30, 2006 as a result of the Merger. At June 30, the Gas Companies have recorded on their books a net asset related to these items of $88.5 million. The difference of $144.7 million represents costs experienced by the Gas Companies prior to the Merger, including experience losses, prior service costs, and transition costs, that have been incurred and deferred based on the
Docket No. 06-
Applicants’ Ex. BAJ-1.0

requirements of SFAS 87 and 106. An example of experience losses would be investment performance during a given year that is less than the assumed investment returns based on actuarial assumptions. Based on the requirements of SFAS 87 and 106 these items are deferred and amortized to expense over time.
     The second area relates to recording an amount of goodwill assigned to the Gas Companies as a result of the Merger. Under purchase accounting requirements, goodwill represents the amount of consideration paid in a transaction that cannot be specifically assigned to identifiable assets or liabilities.
Q.	What treatment is WPS Resources requesting for the push down accounting impacts on the Gas Companies for regulatory reporting purposes and in future rate-setting proceedings?
A.	We propose that these impacts not apply for regulatory reporting purposes or in future rate-setting proceedings. Under this proposal, the Gas Companies’ future rate filings will not reflect the income statement and balance sheet effects of the push down accounting, and their rates would be set as if they had continued to follow their historic accounting practices with respect to the items impacted by the push down accounting. This will allow pension and other post-employment benefit expenses to be reflected in rates consistent with the levels that would have been recorded without these push down adjustments. In addition, the Gas Companies’ regulatory reports to the Commission will be presented without these impacts of push down accounting.
Q.	Why is this proposed treatment reasonable?
A.	This treatment will preserve the Gas Companies’ ability to recover reasonable costs they have incurred providing utility service. This treatment is also consistent with the
Docket No. 06-
Applicants’ Ex. BAJ-1.0

treatment ordered by the Commission in its order approving the acquisition of Illinois Power Company by Ameren Corporation (Docket 04-0294).

Q.	Are there accounting impacts of adopting the proposal to ignore push down accounting in future rate setting proceedings?

A.	Yes, there are. Because we will be ignoring the push down accounting for regulatory reporting and rate-setting purposes, pursuant to the requirements of SFAS 71, which defines the accounting requirements for regulated enterprises subject to cost of service regulation, this approach would result in the recording of regulatory assets and liabilities for the projected future rate impacts of this approach on the amount of expense recorded under the financial accounting requirements for these items. Over time these regulatory assets and liabilities will be amortized to income or expense in a manner that results in the overall expense being recorded for financial reporting purposes that equals the amount recorded for regulatory reporting purposes.

Q.	How will the goodwill recorded on the Gas Companies’ financial statements be financed?

A.	As shown in the accounting entries sponsored by Ms. Diane Ford, the goodwill will be recorded as an equity contribution from the parent corporation. For future rate-setting proceedings, the goodwill asset and the related equity balance will be disregarded in the development of the cost of service for the Gas Companies. This will result a lower common equity ratio in the development of the cost of capital than if this portion of the common equity balance was included.

Q.	How does WPS Resources propose to capitalize the Gas Companies?

A.	We propose to capitalize them in a manner consistent with their past practices. The current plan is to retain the debt and credit facilities that are currently in place to support
Docket No. 06-
Applicants’ Ex. BAJ-1.0

the Gas Companies’ operations, including their inter-company borrowing arrangements with PEC. Their equity levels, excluding the amount related to goodwill, will be maintained at levels similar to those historically maintained for these companies. This is expected to result in a common equity ratio for each of the Gas Companies of approximately 56% on an average annual basis excluding Other Comprehensive Income and the impacts of any goodwill. This structure should allow the Gas Companies to maintain, or even improve, their current credit ratings and access to financial markets.

Q.	How does this approach compare to the manner in which WPS Resources currently capitalizes its newer utility affiliates in Michigan and Minnesota?

A.	This approach is very similar. For the most recent additions to the WPS Resources system, Michigan Gas Utilities Corporation (“MGU”) and Minnesota Energy Resources Corporation (“MERC”), WPS Resources has established common equity targets comparable to the past practices of the acquired natural gas distribution systems, exclusive of the impacts of goodwill. WPS Resources has also established board authorizations to provide the necessary flexibility to manage the common equity range during the year such that the targeted average for each year is achieved via a combination of dividends paid, equity infusions and equity returns of capital, within defined parameters. One difference is that due to the relatively small size of the MGU and MERC operations, the debt portion of their capital structure is being supplied in the form of inter-company lending arrangements with WPS Resources. This decision was made because these entities are not of sufficient scale to efficiently access the debt markets directly. This approach is not being proposed for the Gas Companies because they have
Docket No. 06-
Applicants’ Ex. BAJ-1.0

historically accessed the debt markets directly, and we expect that this practice will be continued.
     The practices I have described for maintaining historical equity ratios are also followed with respect to WPSC (which directly accesses the debt markets) and Upper Peninsula Power Company (which obtains new debt requirements via inter-company lending arrangements with WPS Resources).
Q.	Does this conclude your direct testimony?

A.	Yes, it does.
Docket No. 06-
Applicants’ Ex. BAJ-1.0

WPS Resources Combines with Peoples Energy — Financial Community Presentation — July 12, 2006, 11:00 a.m. CT, New York -Transcript Including Questions and Answers
Moderator: Larry L. Weyers
Chairman, President, and Chief Executive Officer
Slides for Presentation by Larry L. Weyers — [PDF: 501KB/31 pages]
Chairman, President, and Chief Executive Officer
WPS Resources Corporation
Larry Weyers: I think we would like to go ahead and get started, if we could. By all means, go ahead and continue to eat. And we’ll talk, and then we will open it up for questions and answers later on.
Thank you all for being here this afternoon. I am Larry Weyers, the Chairman, President and CEO of WPS Resources Corporation. With me today is Tom Patrick, Chairman, President and CEO of Peoples Energy. And also, we have Joe O’Leary, Senior Vice President and Chief Financial Officer of WPS Resources; Tom Nardi, Executive Vice President and Chief Financial Officer of Peoples Energy; and Doug Ruschau, Vice President and Treasurer of Peoples Energy.
Before we begin, I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission’s Safe Harbor rules, indicating pro forma and other information regarding the proposed combination of our two companies. Forward-looking statements are beyond the ability of either company to control, and in many cases, neither WPS or Peoples Energy can predict what factors might cause actual results to materially differ from those from the forward-looking statements, and I would refer you to our filed documents pertaining to this.
With that out of the way, I’d like to just state that as we announced earlier this week, WPS Resources and Peoples Energy have reached agreement on a definitive merger agreement that will combine our two great companies. Both companies are very excited about this transaction, and we believe that it represents a powerful strategic and financial combination.
Today, we would like to review with you the highlights of that transaction and the benefits to key stakeholders, after which we will open it up for questions and answers. I know that some of you might have heard this presentation earlier this week in our teleconference, and I apologize to those people who are going to be sitting through this for a second time. But we wanted to stick to the presentation that we have already put out to the general public and the financial community today.
Turning to slide four, we believe that this is a compelling transaction that creates a larger, stronger and a more diversified regulated utility business in the Midwest. In a consolidating industry, in which size and scale matters, we’re convinced that both companies have found the very best possible partner. The combined companies will obtain the majority of its earnings from low-risk utilities operations, as is the case now for both companies.
Our regulated utilities will remain our core business, and as such will generate a steady and reliable earnings and cash flow stream. These regulated utilities are good operational fits, and the combined regulated businesses will have greater market and regulatory diversity from a four-state marketing area.
The combined service company will be better positioned to serve its customers. We will maintain a focus on operational excellence and a constructive regulatory approach, and we already have significant identified opportunities to grow our rate base through more capital investment.
At the same time, the stability of our regulated businesses will give us the ability to continue
Applicants’ Ex. BAJ-1.1

expanding prudently in complementary non-regulated energy marketing services. We will also continue to evaluate our other assets, including our oil and natural gas production and our non-regulated power investments, as part of our active asset management strategy.
Prior to closing, a transition team consisting of members from both companies will carefully evaluate the strategic options of all of our businesses, and the combined Board will consider these in order to maximize shareholder value and maintain a strong credit profile for the combined company.
From a financial perspective, the transaction is attractive for both companies’ shareholders. We project that it will be accretive to shareholders in 2008, excluding some residual transition costs that may remain in that year, once the companies have been integrated and our regulatory plans have been executed.
We already have $80 million in identified potential annual synergies. About $72 million of that will come from our regulated business and another $8 million from our non-regulated businesses. These synergies will be achieved over time, and it is expected that a one-time cost to obtain these synergies of $200 million, approximately.
Following the closing, current WPS Resources’ shareholders will benefit from a 16.8% dividend increase, based on our current dividend. Peoples Energy shareholders will maintain about the same level of dividend income. The combined company will be committed to maintaining a strong balance sheet and credit profile.
Our intent is to create a credit profile that maintains WPS Resources’ current credit profile. This will support ongoing strategic initiatives and possibly further growth. Finally, the combined company will have a larger equity market capitalization, with increased market liquidity. This should enhance our ability to raise equity when needed.
Now, I’m going to turn the podium over to my friend and colleague, Tom Patrick, who will discuss some of the key metrics of the combined companies. Tom?
Tom Patrick: Thanks, Larry. We, at Peoples Energy, are excited about this transaction and believe it’s a win-win for the shareholders of both companies. Both of our companies have for some time publicly expressed the desire to build scale so as to better compete in a consolidating industry.
At Peoples Energy, we have found an ideal partner in WPS, whom we have admired for some time for their success in building value for their shareholders through their regulated and non-regulated businesses.
The terms of the deal are attractive to both companies’ shareholders. The earnings from the combined company will come predominantly from regulated utility operations, which lend stability to earnings and cash flows. In addition, synergies will be derived from both regulated and non-regulated sources.
Turning to slide five — somebody got to do that for me.
The combined company will be a leading regional energy company. On the regulated side, we will have about — this is real approximate — 1.637 million natural gas customers and about 477,000 electric customers, over 2.1 million customers in total. Total assets will be about $9.2 billion.
The combined company’s market cap will be an estimated $3.6 billion, and it will have an enterprise value of about $6.1 billion. Combined adjusted historical EBITDA for the 12 months ending March 31, 2006 would have been approximately $675 million. On a pro forma basis, regulated operations would have accounted for 60% of this combined adjusted historical EBITDA.
Larry, back to you.
Larry Weyers: Okay. The next slide summarizes the terms of the transaction. Under the definitive merger agreement, which was unanimously approved by both of our Boards of Directors, each common share of Peoples Energy outstanding immediately prior to the merger will be exchanged for 0.825 shares of WPS Resources common stock.
As of Wednesday, July 5, 2006 closing prices prior to the publication of the article in the Wall Street Journal, this would result in an approximate value of $41.39 per share for Peoples Energy stock and represents a premium to Peoples Energy shareholders of approximately 14.2% based on the 20-day trading average closing prices ending July 15, 2006 and approximately 15% based on the
Applicants’ Ex. BAJ-1.1

closing price for the Peoples Energy on July 5, 2006.
Upon consummation of the merger, WPS Resources shareholders will own approximately 57.6% of the combined companies, and Peoples Energy shareholders will own approximately 42.4%. After closing, it is intended that the dividend of the combined companies will be 66 cents per quarter.
I will serve as President and CEO of the combined companies. My colleague and friend Tom Patrick, Chairman, President and CEO of Peoples Energy, announced earlier this year his intention to retire. Jim Boris, the current lead director for Peoples Energy, will serve as the non-executive Chairman of the Company — of the Board.
The Board of Directors will have an executive committee, comprised of myself and Bob Gallagher, who is currently the lead director for WPS, and Jim Boris and Keith Bailey from the People’s Board. The majority of the combined company’s Board members will come from WPS Resources. Other key members of the combined company’s management team will be determined at a later date.
The combined holding company headquarters will be located in Chicago, while the regulated operating units will retain their existing headquarters. The non-regulated energy marketing businesses of the combined company will also be headquartered in Green Bay, Wisconsin.
Now, let me take you through some of the benefits to shareholders and other key stakeholders in a little bit more detail. The combine company’s shareholders will benefit from six main sources of value. First, our regulated business operations will be larger and we will have greater regulatory diversity. We will have constructive and proactive dialogue with regulators in all of our jurisdictions. In addition, service territories stretching through four states will provide diversity in terms of the markets served.
Second, there are significant capital investment opportunities to grow our rate base. Construction of Weston 4 is expected to be completed in 2008. That’s our coal-fired plant that we’re building in Central Wisconsin. Through March 31, 2006, capital expenditures on this project since its inception are $317 million. Total capital expenditures by the end of the project will be $549 million. We also see opportunities to accelerate Peoples Energy Corporation’s infrastructure modernization capital program in Illinois, provided the right regulatory framework is put in place.
Third, our 33% stake in the American Transmission Company provides regulated earnings growth. As you know, there has been very good regulatory support from the Federal Energy Regulatory Commission and the State Commissioners for expansion and improvement of the transmission systems in the Upper Peninsula Power territory and also in Wisconsin. And we stand to benefit from that expansion.
Our non-regulated energy marketing businesses are also complementary and provide a strong growth platform, giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.
We’ll also continue our rigorous asset management strategy. As you know, both companies announced recent divestitures; Sunbury and Guardian pipeline for WPS Resources and the power generation assets of Peoples Energy. This asset review will extend to Peoples Energy’s oil and natural gas production operations, as well as WPS Resources’ ongoing review of its non-regulated power generation assets. And I would quickly add that they will also extend to all of the assets in the combined companies.
Finally, we see that the potential opportunity to realize approximately $80 million per year in pre-tax synergy savings to be achieved over time, about $72 million of that on the regulatory side and about $8 million on the non-regulated side.
Turning to slide nine, our employees and our service area communities are also key stakeholders in this transaction. We will continue striving to enhance the customer experience in all of our businesses, and we believe consumers will benefit from the sharing of best practices and our strong commitment to service quality. In fact, WPS Resources has a history of serving customers and being recognized for doing that.
One example is that in 2005, J.D. Power & Associates electric and natural gas customer satisfaction studies indicated that Wisconsin Public Service achieved an overall satisfaction rating within the Midwest of fourth out of 19 utilities in the electric and fifth out of 20 utilities in the natural gas study. J.D. Power & Associates classified Wisconsin Public Service Corporation — that’s our electric and natural gas subsidiary — as an all-time best residential electric performer, because we ranked in the top quartile nationally over a seven-year period, an indication that Wisconsin Public Service has a strong record of performing for customers.
Applicants’ Ex. BAJ-1.1

The second example is that of — in 2005, MastioGale customer satisfaction survey listed WPS Energy Services — that’s our non-regulated energy marketing subsidiary — as fourth out of 38 in overall customer satisfaction. Since first appearing in that survey in 1999, WPS Energy Services’ customers have consistently ranked it in the top 10 in the MastioGale customer satisfaction ratings. A new feature of the 2005 MastioGale study, the customer value index score, combined price and customer satisfaction rankings into a single rating of the Company. WPS Energy Services finished second in that index.
In 2006, WPS Resources was named Fortune’s “Most Admired Company” in the energy industry, and Forbes named us the “Best Managed Utility Company in America”. We will strive to maintain and further enhance that reputation going forward. In addition, Peoples Energy has a 150-year tradition of reliable service and innovation in the Chicagoland area, and we hope to build on that tradition.
Recognizing the talented, dedicated and professional employees are the key to success in any business, we will also continue to emphasize strong employee relations. The combined company will provide greater opportunities for our employees, by virtue of not only a larger service area and diverse operations, but also our larger growth platform and our improved ability to take advantage of strategic opportunities.
Finally, we will maintain our commitment to improving the communities in which we serve, and the combined company will maintain the strong civic, community and philanthropic presence that both companies now have.
The next slide provides a summary of our regulated businesses, which will combine to provide the combined company with a stable growth — stable organic earnings growth. Our utility service territories are attractive and vibrant, and diverse economies and healthy market conditions. We will focus our capital investment program on regulated generation and distribution operations that will grow rate base while maintaining competitive utility rates for our customers.
We will share core values across the organizations, and will work hard to have a constructive regulatory approach that is so critical to long-term success. Once we’ve combined the businesses, we also see the potential for synergies by sharing of best practices and eliminating redundant and overlapping functions. Finally, our strong balance sheet will enable us to continue to maintain strong credit ratings and ready access to the capital markets.
The next slide summarizes our wholesale and retail electric marketing businesses, which are also very complementary. We see strategic opportunities to grow in our current service areas by combining our focus on retail and wholesale customers, as well as expanding into new territories.
The combination of our two businesses leverages their expertise, reputation and assets and expands their geographic reach. For example, we will have a strong presence when the Illinois electric markets open in 2007. Both of the organizations take a disciplined approach to risk management, which has been ingrained over the years in the culture of both companies.
I’ll turn now the podium over to Tom, who will discuss Peoples’ oil and natural gas production business and the financial highlights and business mix for the new company. Tom?
Tom Patrick: Okay. Thanks, Larry. On this slide, 12, we have summarized Peoples Energy’s oil and natural gas production business, which has been a significant source of growth in earnings for us in recent years. Those assets include approximately 235 billion cubic feet of proven reserves on a pro-forma basis, as well as a significant amount of probable reserves and a large inventory of drilling opportunities.
Now, we’ll turn to financial highlights. On slide 14, the transaction is projected to be accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed. The combined company will offer a strong and sustainable dividend, which Larry will have more to comment on in a minute. The combined company will also remain committed to credit quality and balance sheet strength. Our objectives are to maintain WPS Resources’ strong investment-grade rating and to use our combined balance sheet and financial profile to support our growth.
Slide 15 illustrates the pro-forma business mix. As shown, regulated utility EBITDA represented about 60% of total combined results on a 12 months ended March 31, 2006 basis.
Now, I’ll give the call back to Larry to discuss synergies and the dividend.
Larry Weyers: Thank you, Tom. The next slide provides details regarding the estimated annual
Applicants’ Ex. BAJ-1.1

synergies that we expect from this transaction. The combined company estimates steady-state synergies of approximately $80 million. We see an opportunity for savings from corporate overhead and redundancies such as corporate staff, IT integration, administrative and public company costs, facilities and a few others. We have an aggressive timeline for implementation and execution. Our transition teams will be focused on delivering operational excellence.
In addition, the combined company will continue to work towards long-term implementation of best practices. One-time costs to achieve are expected to be about $200 million for such things as IT integration, upgrades, severance and relocation and other fees and expenses. Our synergy estimates are based upon an analysis which was prepared both with our internal people and with assistance from Booz Allen Hamilton, the nationally recognized consulting firm with a great deal of expertise in that particular area.
Turning to the next slide, a strong dividend has always been important to the shareholders of both companies. WPS Resources has been increasing dividends for 47 consecutive years while still maintaining strong credit ratings. Peoples Energy also has a long tradition of maintaining a strong and growing dividend. We intend to continue this tradition in the years ahead. After closing, it is intended that the dividend of the combined companies will be 66 cents per quarter.
This expected combined company dividend will represent a 16.8% increase to the current quarterly dividend rate for WPS Resources shareholders and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy’s shareholders. The combined company payout ratio will be in line with our peers, and we will target an average annual payout ratio between 60 and 65%.
Let me now turn the podium back over to Tom to discuss our execution plan and the regulatory steps that need to be put in place in order to complete this transaction.
Tom Patrick: Thanks. The transaction timeline is laid out on slide 19. During the third quarter, we anticipate filing our joint proxy statement and regulatory filings. Developing the detailed transition implementation plan and obtaining the needed approvals will take us through the end of the year, and we anticipate holding shareholder meetings for each company during the last calendar quarter of this year. While there is some chance we could receive the regulatory approvals in December, we believe January or February is more likely. We will close very soon after we receive those approvals.
In terms of regulatory milestones, on slide 20, as I noted earlier, we plan to file for regulatory approval in Illinois by August and we will seek expedited review. Our filing will include a request for a regulatory mechanism that will facilitate the acceleration of planned infrastructure modernization in the City of Chicago.
Peoples Gas and North Shore Gas for some time have been discussing the need for rate relief. And their plan is to make rate case filings with the Illinois Commerce Commission. These filings will be delayed to allow for a clear focus by all parties on the merger filing. As the merger process proceeds, Peoples will continue to discuss and evaluate when the best timing for these rate filings might be.
Larry Weyers: Now, just a quick comment on the rate case that Wisconsin Public Service Corporation has filed. We filed that rate case back in March 31st of this year. Hearings have been scheduled for September, and we anticipate that an order will be received in December and the rates will become effective in January.
So before we open it up to questions and answers, I’d just like to summarize. We believe the combination of these two companies creates value for all stakeholders. It will create a regional energy leader that is focused on customer service excellence, and we continue to grow and enhance our core regulated operations and the non-regulated energy marketing businesses. In addition, we will continue to implement our asset management strategy while we maintain strong credit quality and focus on an ultimate goal of creating long-term value for shareholders and benefits for all of our stakeholders.
So with that, I guess what we would like to do is open it up for questions. Tom and I will try to respond to any questions that you might have.
Questions and Answers
A — Larry Weyers: Yes, sir, right here.
Q: I was wondering if you could just talk a little bit more about what kind of reaction you’ve had
Applicants’ Ex. BAJ-1.1

particularly at the ICC. You’ve had a couple of days. I know you guys probably spoke to them initially, but if you could give a little bit more of a flavor for what their biggest concern was or focus was or positive was, whatever, that they — what is it — how they actually responded to this? And if you could just give us a little more of a flavor for that, I think that would be helpful. The second question I have for you is on the rate relief question. I understand the idea of getting this thing through or getting this thing — this process underway, because that really means that we are not going to have probably a filing until after the ICC rules on it? And just in general, what about the idea of bundling them together? Is that just completely unrealistic concerning — if the ROE is as low as you guys are saying it is, we would just expect that there would be some sort of relief going underway relatively soon. And I’m just trying to get a little bit more of a flavor for the strategy behind that. Yeah.
A — Thomas Patrick: Why don’t I start, and Larry, add what you wish on this. Just in terms of communication with the Commission, we’ve only had preliminary communication with the Commission about this. We haven’t gotten into detailed discussions with anyone. And so I can’t say that I have a specific response from the Commission. I’d say that if you would judge by the public comments made by a variety of folks, they are encouraged and will be relatively welcoming to WPS. Larry dwelled for some time on their excellent record of customer service and their excellent record in terms of dealing with regulators in Wisconsin, and that is very much a plus. It’s no secret that we have had some bumps in the road in our relationship with the Illinois Commerce Commission. And while we believe we have put that behind us, to the extent there is any residual concerns there, bringing in a partner like WPS, with its sterling reputation, can only bode well for us.
A — Larry Weyers: With regard to your second question, we have had a lot of our experts trying to think about the appropriate regulatory strategy. And we’ve decided that we would segregate, separate the two filings, one for the approval of the merger and then to file a rate case after the merger decision is made. The reason we did that is primarily because if you mix the two, it gets to be a little bit confusing, and you could get conditions that are probably somewhat onerous, more onerous than if you separate the two, have a clear path to decide if the merger is going to take place. And then, we can determine what rate relief is needed and file at that time. I think it would also potentially delay the transaction approval if we included it with a rate filing. So that was basically the logic behind that. We have a lot of minds who know a lot more about it than I do working on that, and we decided that would be the clearest strategy. Other questions?
A — Thomas Patrick: Let me just add one more point on that, because in terms of setting ourselves up as best as possible to achieve a speedy merger approval, we are relying on the fact that, in fact, the Illinois Commission has a track record in recent years of acting pretty quickly on merger applications. So to the extent we minimize unnecessary complications, it can only help us to achieve that goal.
A — Larry Weyers: Questions back there.
Q: [Question Inaudible].
A — Larry Weyers: The question is, how much overlap is there in the marketing base of our two non-regulated marketing businesses. Is that correct?
A — Thomas Patrick: Very little, actually. We operate primarily in Illinois, and that is a jurisdiction where Energy Services Incorporated, ESI, WPS’s group, WPS/ESI operates to an extent, but that’s far and away where we are most concentrated in both electric and gas sales. We also operate in Michigan. They are far more diverse and spread in quite a number of other locations.
A — Larry Weyers: WPS Energy Services does operate in Michigan extensively, and also we do have an operation in Illinois. But it’s a relatively new operation in Illinois and hasn’t been expanded yet. So we’re looking forward to the combination there as being very synergistic and pretty powerful in the marketplace.
A — Thomas Patrick: And timely, because beginning in 2007, which is not very far away, the electric market in Illinois finally opens up, and the combined company will be well-positioned to take advantage of that.
A — Larry Weyers: Back there.
Q: [Question Inaudible].
A — Larry Weyers: So the question is, how much goodwill is there in the transaction, where will it hang on the balance sheet, and will we make any efforts to try to recover some of that? Is that
Applicants’ Ex. BAJ-1.1

correct? And we’re going to call on our Chief Financial Officers, so they don’t get a free trip out here. So I’m not sure which one of you is going to answer this.
A — Joe O’Leary: I can take that one, Larry.
A — Larry Weyers: This is Joe O’Leary from WPS Resources.
A — Joe O’Leary: Hi. At this time, we haven’t worked out all the accounting for this transaction. We expect to have that done in time for the filing of the joint proxy and the S-4. We will also have that taken into consideration when we do the filing of the application with the ICC.
A — Larry Weyers: There is follow-up back there.
Q: [Question Inaudible].
A — Larry Weyers: The question is, do we know the magnitude of the goodwill?
A — Joe O’Leary: Well, we are still working out the details on all of that. When you make an acquisition, as the acquiring company, we have to write the assets up to their fair value. So we’re in the process of determining all that.
Q: [Question Inaudible].
A — Larry Weyers: The question is, is it a relatively small item, or —?
A — Joe O’Leary: The one item you that might not be thinking about are the oil and gas properties. They have a value fairly much in excess of their book value. So writing up the oil and gas properties does create a fairly large purchase accounting adjustment. Then there are other things that go the opposite direction. So the purchase accounting adjustment process is fairly complicated to get through this, and both companies’ accounting departments really need to get their heads together and work on that. That will take some time.
Q: [Question Inaudible].
A — Larry Weyers: The question is, can we comment on the tax basis of the oil and gas companies?
A — Joe O’Leary: No. We’ve not disclosed that number, and that is something that we may include at a later time. But we’ve not disclosed that number yet.
Q: Yes. What is your long-term outlook on E&P? Are you now more excited about — going forward, what do you plan on doing with E&P properties? Is this a core business that you want to grow? What are your thoughts about E&P through this acquisition?
A — Larry Weyers: Well, my thoughts are basically that this is a profitable operation for Peoples Energy right now. WPS Resources doesn’t know a whole lot about this E&P business. We have not been in the E&P business. We have been studying it through the due diligence period, but both companies have not made any decisions about any of the assets, including E&P, at this point. And right now, we’re just counting on it being a profitable operation going forward. But as you know, WPS Resources has an active asset management function within its organization, and we periodically look at all of our assets and determine whether we have the right portfolio or not. So we’re going to be taking a look at all the assets when these two companies come together and making some decisions. But right now, we’re assuming that it’s going to continue to be a profitable part of our operation.
Q: Comment a little further, I guess, on the E&P properties, I mean, like probable reserves, like color on the hedging program.
A — Tom Patrick: Off the top of my head, I could not give you what the probable reserve numbers are, but we probably have that disclosed in some fashion. Tom can let you know about that. Hedging — we have had relatively heavy hedges; that’s the reason why we did not earn as well in that business a year ago. Those have been rolling off as we’ve also — and we have been building production this year, so the negative effect of hedges on the business is a declining factor. And by 2008, the amount of hedges being carried will be relatively quite small. Any further hedges, we would probably conduct, at this point, with some consultation and coordination with WPS.
Applicants’ Ex. BAJ-1.1

Q: A question about the generating assets that both companies own. Obviously, PGL’s are in that process. Are WPS’s also considered non-core, at this point?
A — Larry Weyers: The question is regarding the generation assets that we own in the non-regulated businesses, and whether or not they are considered core at WPS. At this time, the WPS is taking a look at all of the assets that we own. There has been some shifts in the marketplace where we own these assets, and obviously one of those big shifts in the marketplace is that the value of capacity has gone from something to almost nothing in many markets. As a result of that, it’s becoming difficult to compete in some of those marketplaces, particularly if you have utility players in those markets. And so as you know, we’re selling our Sunbury plant. We are taking a close look at our New York assets, have made no decisions on those assets yet. And then, the other generation facility that we have is Westwood, in Pennsylvania. And as I said, we periodically look at all of our assets to determine whether or not they are performing up to snuff, whether the marketplace is still as receptive to that asset becoming a good performer or not.
Q: [Question Inaudible].
A — Larry Weyers: The question is, with regard to the balance sheet, how do we plan to rebalance the balance sheet, assuming that we’re going to get large cash inflows from the sale of maybe some of these generation assets that I just talked about. I hope the inflows are large enough so it’s a big problem for me, but I don’t know that that’s going to be the case. In any case, we still have a lot of construction to do on Weston 4. That’s going to require something on the order of probably a couple hundred million dollars more than has already been put into that. It’s on schedule and on budget. It’s just that it won’t be done until 2008, and will require additional capital during that period of time. We’re also committed to construct the Arrowhead to Weston transmission line. And as you probably know, we have the right to put in all of the equity for that. It’s a terrific investment, but it does require cash flow for us to do that. We also just acquired two utilities, one in Michigan and one in Minnesota, which will require some — which has required some cash outflows to do that. So we have lots of places to put money to invest. We believe they are very good investments for us, but it does tend to keep the balance sheet in line. And Tom just reminded me that there’s a construction program in Chicago where they put about $80 million a year into their CapEx program. But I hope you are right. I hope those cash inflows are so great that I have a problem with them. Any other questions, comments, concerns? If there are no others, we very much appreciate all of you being here today. And if you have any questions, you can call Tom or me or you can call anyone in our companies, quite frankly. Our two Chief Financial Officers are here today to talk about it with anybody who would like to. So thank you all for coming. And we very much appreciate your interest in our companies and in our combination.
END
Applicants’ Ex. BAJ-1.1

Applicants’ Ex. TJF-1.0
State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy	)
Corporation, The Peoples Gas Light and Coke	)
Company, and North Shore Gas Company	)
)
Application pursuant to Section 7-204 of the	)	Docket No. 06-
Public Utilities Act for authority to engage in a	)
Reorganization, to enter into an agreement with	)
affiliated interests pursuant to Section 7-101,	)
And for such other approvals as may be required	)
under the Public Utilities Act to effectuate the	)
Reorganization.	)
Direct Testimony Of
Thomas J. Flaherty
Senior Vice President
BOOZ ALLEN HAMILTON INC.
On Behalf of the Applicants

TESTIMONY OF THOMAS J. FLAHERTY
SENIOR VICE PRESIDENT
BOOZ ALLEN HAMILTON
T A B L E O F C O N T E N T S

I.	INTRODUCTION AND QUALIFICATIONS	1

II.	PURPOSE OF TESTIMONY	4

III.	SUMMARY OF TESTIMONY	5

IV.	SYNERGIES IDENTIFICATION	12

V.	DETAILED COST SAVINGS	24

VI.	COSTS-TO-ACHIEVE AND PRE-MERGER INITIATIVES	58

VII.	ALLOCATION OF COST SAVINGS AND COSTS-TO-ACHIEVE	66

VIII.	CONCLUSION	75

TESTIMONY OF THOMAS J. FLAHERTY
SENIOR VICE PRESIDENT
BOOZ ALLEN HAMILTON
I. INTRODUCTION AND QUALIFICATIONS
Q.	PLEASE STATE YOUR NAME AND BY WHOM YOU ARE EMPLOYED.
A.	My name is Thomas J. Flaherty, and I am a Senior Vice President in the Energy and Utilities practice of Booz Allen Hamilton. My business address is 901 Main St., Suite 6500, Dallas, Texas 75202.

Q.	WOULD YOU BRIEFLY SUMMARIZE YOUR ACADEMIC AND PROFESSIONAL BACKGROUND?

A.	I graduated from the University of Oklahoma with a B.B.A. degree in Accounting and immediately joined Touche Ross & Co., where I began my career as a management consultant. Subsequently, I worked for Deloitte & Touche (formed by the merger of Touche Ross and Deloitte, Haskins & Sells in 1989) for more than 30 years until joining Booz Allen Hamilton (“Booz Allen”) as a Senior Vice President. Over the course of my consulting career, I have specialized in the public utility industry and have performed a variety of assignments.
     I have assisted managements from a number of electric and/or gas utilities in the identification, evaluation and integration of acquisitions, including: screening analysis; review of corporate restructuring alternatives; assessment of merger-related cost reduction opportunities; development of regulatory strategies; planning and execution of merger integration; and, assignment and allocation of costs and benefits related to mergers and acquisitions. In addition to my involvement in merger and acquisition
Docket No. 06-
Applicants’ Ex. TJF-1.0

consulting, I have participated in numerous other utility consulting engagements in the areas of corporate growth, diversification, restructuring, organizational analysis, business process reengineering, benchmarking, strategic planning, strategic marketing, litigation assistance, economic feasibility studies, regulatory planning and analysis, and financial analysis.
     I also have conducted or directed similar assignments for a variety of industries, including construction, retailing, publishing, health care, real estate and manufacturing, in addition to utilities. Applicants’ Ex. TJF-1.1 details my previous experience with regulated utilities.
Q.	PLEASE SUMMARIZE YOUR EXPERIENCE IN UTILITY MERGERS AND ACQUISITIONS.

A.	I have evaluated more than 300 actual, proposed or potential transactions involving electric, electric and gas combination, gas, or water utilities. I have experience working for both buyers and sellers and have assisted client managements in their assessment of a broad range of transactional issues, including the following:
•	Target analysis

•	Asset quality analysis

•	Customer analysis

•	Competitor analysis

•	Synergy assessment

•	Financial analysis

•	Transaction structuring

•	Regulatory strategy

•	Testimony

•	Integration planning
     The publicly announced transactions in which I have been significantly involved, other than the one that is the subject of this proceeding are: Kansas Power & Light and Kansas Gas and Electric, IPALCO Enterprises and PSI Resources, Entergy and Gulf
Docket No. 06-
Applicants’ Ex. TJF-1.0

States Utilities, Southern Union and Western Resources (Missouri properties), Washington Water Power and Sierra Pacific Resources, Midwest Resources and Iowa-Illinois Gas & Electric, Union Electric and CIPSCO, Northern States Power Company and Wisconsin Energy Corporation, PECO Energy Company and PPL Resources, Public Service Company of Colorado and Southwestern Public Service Company, Baltimore Gas & Electric and Potomac Electric Power Company, Delmarva Power and Atlantic Energy, WPL Holdings, IES Industries and Interstate Power, Puget Sound Power & Light and Washington Energy, TU Electric and ENSERCH, Western Resources and Kansas City Power & Light, Western Resources and ONEOK, Inc. (Kansas, Oklahoma gas properties), Houston Industries and NORAM Energy, Ohio Edison and Centerior, ENOVA and Pacific Enterprises, Brooklyn Union Gas and Long Island Lighting, Allegheny Energy and DQE, Inc., LG&E Energy and KU Energy, NIPSCO Industries and Bay State Gas, American Electric Power and CSW, BEC Energy and COM Energy, Northern States Power and New Century Energies, Dynegy and Illinova, DTE Energy and MCN Energy, ConEdison and Northeast Utilities, PECO Energy and Unicom, AGL Resources and Virginia Natural Gas, Energy East and RGE Energy, FPL Group and Entergy, PNM Resources and TNM Enterprises, Exelon and PSEG Enterprises, Duke Energy and Cinergy, and Constellation Energy Group and FPL Group.

Q.	DO YOU HOLD ANY PROFESSIONAL CERTIFICATIONS?

A.	Yes. I am a Certified Management Consultant and a member of the Institute of Management Consultants.
Docket No. 06-
Applicants’ Ex. TJF-1.0

II. PURPOSE OF TESTIMONY
Q.	WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A.	I have been asked to appear for WPS Resources Corporation and Peoples Energy Corporation (collectively, “the Companies”) to sponsor the benefits and costs analysis identifying the merger-related synergies from the announced combination of the Companies. Booz Allen assisted the managements of both Companies in the identification and quantification of potential cost savings resulting from the proposed merger of the companies.
     In this testimony I: (1) describe the categories of merger-related cost savings that are believed available from the merger of the Companies; (2) provide the basis for quantification of estimated merger-related cost savings; (3) explain the basis for and importance of costs-to-achieve on the identified savings; (4) describe the process by which such identified cost savings categories and estimated merger-related cost savings were derived by the Companies; (5) compare the level of merger-related cost savings identified in this merger with other transactions with which I am familiar, and; (6) describe the approach to allocating the savings and related costs-to-achieve to the jurisdictional level.
Q.	HAVE YOU INCLUDED ANY EXHIBITS TO YOUR TESTIMONY?

A.	Yes. Applicants’ Ex. TJF-1.1 is a summary of my experience with regulated utilities, while Applicants’ Ex. TJF-1.2 provides a five-year summary of potential merger cost savings, Applicants’ Ex. TJF-1.3 provides a detailed breakout of costs that may be incurred to achieve the identified merger, and Applicants’ Exs. TJF-1.4, TJF-1.5 and TJF-
Docket No. 06-
Applicants’ Ex. TJF-1.0

1.6 provide a summary of the results of the allocation of costs savings and costs-to-achieve to the respective jurisdictions within the combined utility, specifically Illinois operations.
III. SUMMARY OF TESTIMONY
Q.	PLEASE SUMMARIZE YOUR TESTIMONY.

A.	The combination of the Companies should enable the realization of substantial benefits in the form of economies, efficiencies and operating effectiveness across the corporate, shared services, regulated and, certain non-regulated operating areas. These synergies relate to a variety of operational functions and should result in benefits that will accrue to customers now, and in the future. These savings are directly attributable to the merger and would not occur in its absence.
     The combination of the Companies is expected to provide the potential for approximately $401 million in total gross cost savings to be realized across the corporate, shared services, regulated and, non-regulated businesses over the first five years following the close of the merger. This total includes approximately $29 million in gross cost savings that are directly attributable to the non-regulated business segment, specifically the energy services business.
     In addition, approximately $197 million in total corporate, shared services, regulated and, non-regulated costs-to-achieve and other offsets to the identified savings have been estimated associated with the closing of the transaction or the realization of the savings, of which approximately $8 million directly relates to the non-regulated segment. These non-regulated cost savings and costs-to-achieve are excluded from further
Docket No. 06-
Applicants’ Ex. TJF-1.0

discussion in my testimony as they do not relate to any aspect of the regulated business. The total level of identified cost savings and costs-to-achieve are illustrated in Table 1.
     With respect to the corporate and regulated business segments, the managements of the Companies have identified approximately $373 million of corporate, shared services and utility operating support-related gross cost savings over the first five years following the close of the transaction. In addition, approximately $178 million of out-of-pocket costs-to-achieve these savings and $11 million of cost cutting measures planned or initiated by the Companies prior to the merger (pre-merger initiatives) have also been identified. The above corporate and regulated amounts are before any overall allocations between the regulated and non-regulated business segments and net to approximately $184 million which is expected to benefit all stakeholders, including customers and shareholders, and result in a stronger, more competitive company. These savings will also be achieved without any adverse impacts to service quality, reliability or safety as the areas identified do not relate to direct operating areas. The net $184 million in corporate and regulated cost savings is also shown in Applicants’ Ex. TJF-1.2.
Docket No. 06-
Applicants’ Ex. TJF-1.0

TABLE 1: Total Merger Cost Savings and Costs-to-Achieve

($ in thousands)
	Year 1	Year 2	Year 3	Year 4	Year 5	5-Year
Potential Areas ($ in 000s)	2007	2006	2009	2010	2011	Total
Regulated and Corporate
Staffing
Corporate	$20,053	$29,733	$31,369	$33,080	$34,869	$149,105
Utility	1,749	4,088	4,624	5,184	5,769	21,414

Total	$21,802	$33,821	$35,993	$38,264	$40,638	$170,519

Corporate & Administrative Programs
Administrative & General Overhead	$1,422	$2,171	$2,231	$2,291	$2,354	$10,469
Benefits	0	1,240	1,318	1,400	1,488	5,446
Credit Facilities	329	338	347	357	366	1,737
Directors’ Fees	938	963	989	1,016	1,043	4,950
Facilities	1,678	2,663	2,736	2,811	2,888	12,776
Insurance	1,996	2,051	2,108	2,166	2,226	10,548
Inventory	0	0	0	0	0	0
Professional Services	5,818	5,979	6,144	6,313	6,487	30,740
Regulatory Affairs	0	0	0	0	0	0
Shareholder Services	753	774	796	818	841	3,983
Transportation	0	0	0	0	0	0

Total	$12,935	$16,179	$16,668	$17,173	$17,694	$80,648

Information Technology
Information Technology (Capital)	$1,056	$2,821	$5,428	$8,100	$10,840	$28,244
Information Technology (O&M)	5,788	8,812	12,204	12,510	12,822	52,127

Total	$6,834	$11,633	$17,632	$20,610	$23,662	$80,371

Supple Chain
Contract Services	$2,883	$3,054	$3,229	$3,409	$3,593	$16,167
M&S Purchases	1,415	1,729	2,052	2,384	2,726	10,306

Total	$4,298	$4,783	$5,281	$5,793	$6,319	$26,473

Fuel
Gas Supply	$3,000	$3,000	$3,000	$3,000	$3,000	$15,000

Total	$3,000	$3,000	$3,000	$3,000	$3,000	$15,000

Gross Corporate and Regulated Savings	$48,869	$69,416	$78,574	$84,839	$91,314	$373,011

Total Costs-to-Achieve	($108,787)	($29,893)	($10,325)	($28,947)	($61)	($178,012)
Pre-Merger Initiatives	($717)	($1,453)	($2,206)	($2,979)	($3,770)	($11,125)

Net Corporate and Regulated Savings	($60,635)	$38,070	$66,043	$52,913	$87,483	$183,874

Gross Total Non-Regulated Savings	$4,814	$5,335	$5,921	$6,167	$6,424	$28,661

Costs-to-Achieve	($2,334)	($3,097)	($749)	($2,113)	($1)	($8,297)

Total Non-Regulated Savings	$2,480	$2,237	$5,178	$4,054	$6,423	$20,364

Net Regulated, Corporate and Non- Regulated Savings	($58,156)	$40,307	$71,214	$56,967	$93,906	$204,238
Docket No. 06-
Applicants’ Ex. TJF-1.0

     From a customer perspective in particular, the cost savings identified above from the merger of the Companies, once appropriately allocated to the regulated business, are anticipated to permit lower rates than otherwise would have resulted on a stand-alone basis for either of the two Companies regulated subsidiaries.
     The estimated cost savings referenced above reflect direct merger-related corporate and regulated business support synergies. They reflect the consensus of both Companies and were jointly developed by management of the Companies, with the assistance of Booz Allen. This joint development of merger-related cost savings provided a sound basis for identification and quantification and results in fully-documented and agreed-upon savings. As a result, the process utilized by the Companies was comprehensive and captures all significant sources of merger-related cost savings typically available.
     The estimated cost savings reflect the potential creation of cost reduction or cost avoidance opportunities through the ability to consolidate separate, stand-alone operations into a single entity. This consolidation and integration thus may enable duplicative functions and positions to be eliminated; similar activities to be combined, avoided or reduced in scope; external purchases of commodities and services to be standardized, rationalized and aggregated; and certain capital expenditures to be avoided.
     Based on my experience in other mergers and on my direct involvement with the identification, evaluation, and quantification efforts related to estimated cost savings in this and other transactions, the process utilized for estimating potential merger-related cost savings was consistent with the process utilized by other companies in previous
Docket No. 06-
Applicants’ Ex. TJF-1.0

merger transactions. As a result, I believe the level of merger savings identified by the Companies is reasonably attainable provided that management executes its integration plans in a manner consistent with its intent and how other utilities have pursued similar opportunities.
     The identified merger cost savings are also within the broad range of those developed by other companies in other similar situations recognizing the unique characteristics of both companies. The estimated levels are well within the range of other transactions for staffing reductions and for non-fuel operations and maintenance expense.
     Utility mergers and acquisitions in other states have produced substantial benefits to customers in the form of operational synergies and cost savings that reduce rates or slow the rate of growth in rates. Benefits to customers, however, will not materialize without costs being incurred and risks being assumed. In particular, out-of-pocket costs are incurred in the ordinary course of business to execute a transaction, comply with the various requirements of third-party agencies, successfully integrate the businesses and, close a transaction. In a number of cases, expenditures are incurred solely for the purposes of fulfilling fiduciary responsibilities, satisfying public agency filing requirements or demonstrating the benefits that are conveyed in the transaction. These costs require up-front expenditure of these out-of-pocket amounts without assurance that a transaction will, in fact, be closed. Other expenditures are incurred to assure that employees are treated equitably and that the business is ready for transparent operations on day-one after the close.
Docket No. 06-
Applicants’ Ex. TJF-1.0

     In any merger transaction, shareholders assume the risk that the merged entity will achieve the strategic, financial, and operational benefits set forth as the rationale for the proposed combination. To the extent these objectives are not attained (e.g., failing to realize cost savings), shareholders suffer from eroded equity value and / or lower returns. It is my opinion and an established regulatory principle that, to compensate for these risks and to reflect the shareholders’ willingness to fund the costs necessary to realize potential cost savings, the utility should be provided the opportunity to recover the costs-to-achieve these savings and that the resulting net cost savings should be equitably shared between customers and shareholders. This principle is borne out in a number of prior transactions where regulatory decisions have provided for equitable savings sharing after the consideration of related costs-to-achieve.
     The cost savings and costs-to-achieve from this transaction will flow both to the non-regulated business and to the customers within the specific regulated jurisdictions of the Companies. The approach adopted to allocate these merger savings and costs to the non-regulated businesses and to the relevant jurisdictions resulted in the development of specific allocation factors for each savings and cost-to-achieve category. These specific allocation factors were utilized to establish as direct an allocation basis as possible, given the nature of the savings and costs and the factors most closely related to incurrence of these elements.
     In developing this approach the current allocation bases and existing affiliate interest agreements for the Companies were considered as a starting point. However, differences in underlying approach between the Companies necessitated the utilization of
Docket No. 06-
Applicants’ Ex. TJF-1.0

an alternative method that would provide a fair basis for allocation of savings and costs in this proceeding, while preserving flexibility regarding a more permanent, cost-of-service based approach at a later time. The existing allocation methods were first aligned, where possible, to the identified savings and costs-to-achieve category. Additional allocation factors that linked more directly to cost causation for the specific categories were then used to supplement the existing allocation approaches. The resulting assignment of savings and costs-to-achieve to specific jurisdictions, thus takes into account the existing methods employed by the Companies and incorporates specific allocation factors to reflect cost incurrence relationships The results of this allocation approach are presented in Applicants’ Exs. TJF-1.4, TJF-1.5 and TJF-1.6.
     It is critical to the ability of companies to pursue and complete business combinations of the nature proposed with this transaction, for an equitable outcome to be achieved with respect to the sharing of identified allocable regulated merger synergies between customers and shareholders. This equitable outcome can be accomplished through numerous means, but in the end, should result in distribution of identified allocable regulated merger synergies that provides direct benefits to customers, while fairly compensating shareholders for the cost and risks they have assumed. Additionally, the agreed upon equitable sharing mechanism should continue beyond the regular ratemaking cycle to recognize the need for achieving an equitable overall result over time. This approach thus provides the opportunity for both customers and shareholders to be fairly compensated for the risks and expenses associated with completing the merger.
Docket No. 06-
Applicants’ Ex. TJF-1.0

IV. SYNERGIES IDENTIFICATION
Q.	IN GENERAL, HOW ARE SAVINGS CREATED FROM THE COMBINATION OF TWO UTILITY HOLDING COMPANIES?

A.	The combination of two utility holding companies enables the succeeding company to realize substantial benefits in the form of economies, efficiencies and operating effectiveness that would not otherwise be available to either company on a stand-alone basis. These synergies relate to a variety of operational functions and potentially will result in benefits that will directly accrue to customers. These potential savings areas are viewed as directly attributable to the merger and would not be attainable in the absence of the merger.

Q.	ARE THERE DIFFERENT TYPES OF COST SAVINGS THAT CAN RESULT FROM THE COMBINATION OF TWO UTILITY HOLDING COMPANIES?

A.	Yes. In identifying potential cost savings, only those opportunities that are directly related to the merger were quantified. The distinction between merger and non-merger related savings is highlighted below:
•	Created savings — These are savings that are directly related to the completion of a merger and could not be obtained absent the merger. For example, the reduction of total cost through the avoidance of duplication or overlap and the ability to extend resources over a broader base of operating activities would naturally occur through the consolidation of similar functions. Without the combination, both companies would continue to expend amounts on related activities, and as a result, would incur stand-alone cost levels higher than after consolidation.

•	Enabled savings — These savings result from the acceleration or “unlocking” of certain events that could give rise to savings and therefore are considered merger savings.
Docket No. 06-
Applicants’ Ex. TJF-1.0

For example, technology differences that exist between companies may provide an opportunity to share technology and achieve productivity improvements more rapidly and more cheaply than would have occurred on a stand-alone basis. For example, one company that has adopted an enterprise resource planning information management approach will likely enjoy more seamless operation and management, lower costs and higher productivity than a company that has individual, customized packaged applications requiring unique support. While the company without the integrated technology environment can obtain such benefits from independent investment, the merger enables an existing technology environment to be more rapidly deployed and costly stand-alone investment and concept feasibility analysis to be avoided.

•	Developed savings — Reductions in cost due to management decisions that could have been made on a stand-alone basis are unrelated to the merger. A decision to restructure or reorganize an organization will result in reduced costs but likely would have been achieved without the merger. None of the cost savings described in my testimony are in this category.
Q.	WHAT TYPES OF SAVINGS HAVE BEEN QUANTIFIED WITH RESPECT TO THE WPS RESOURCES AND PEOPLES ENERGY MERGER?

A.	The quantification effort focused on merger-related savings only, i.e., those savings that would not be attainable but for the combination of the two companies. The savings described in my testimony fall under the “created savings” category described above. Potential areas of benefit, and subsequently the resulting cost savings, are determined to be merger-related if they are not attainable by any action that management of either company could practically initiate on an independent basis. For example, management of either company could reduce labor costs by eliminating positions as part of undertaking a comprehensive performance improvement program. These reductions, however, would
Docket No. 06-
Applicants’ Ex. TJF-1.0

relate solely to that entity’s independent operations and would not be related to any merger effects.
     Quantified merger-related savings result only from action taken by management in association with the combination of the Companies. For example, the fact that both companies maintain separate investor relations activities provides an opportunity to consolidate these functions and avoid replication. This integration of similar functions and activities would not be possible without the merger of WPS Resources and Peoples Energy. Thus, the benefits identified are only those believed to be directly attributable to the merger.
     Additionally, cost savings or cost avoidances that result from the new size and economic scope of the combined entity are merger-related. For example, routine activities that could not be economically outsourced by either company individually may now be candidates for outsourcing, given the new combined entity’s greater volumes. Similarly, other activities that either of the companies now outsource might be performed more cost-effectively internally by the combined entity where volumes now justify specialized resources. The greater size of the combined entity should also enable it to be a more cost-effective purchaser of various products and services. Further, to the extent that the combination of two companies enables the companies to reduce costs by transferring technology or competencies to each other, these benefits are also merger-related if such actions could not have been effectively implemented by the companies independently, or if such transfers enable operating costs to be reduced more rapidly or to a lower level than otherwise would have been the case.
Docket No. 06-
Applicants’ Ex. TJF-1.0

     Each of the examples described above, as well as other cost savings or cost avoidances that are directly attributable to the merger, are considered merger-related synergies. Conversely, cost savings or avoidances that would have occurred even in the absence of the merger are not merger-related and should not be included in a calculation of the savings attributable to the merger.
Q.	WHAT TYPES OF QUANTIFIED BENEFITS TYPICALLY RESULT FROM THE COMBINATION OF TWO UTILITY HOLDING COMPANIES?

A.	Savings estimates reflect those areas where the total level of costs can be affected by actions of management that are the direct result of the combination of WPS Resources and Peoples Energy. These savings areas are derived from the operational synergies that are created upon integration of two previously independent operations. These savings areas would typically impact operations in the following ways:
•	Cost reduction — The total cost of service is reduced as a result of the merger by avoiding duplication of the cost input required to achieve the same level of output. For example, similar operating functions, such as corporate planning, could now be integrated and would require less input to achieve results on a combined basis.

•	Cost avoidance — The total cost of service is reduced due to the ability to forego certain types of parallel expenditures. For example, redundant expenditures required by both entities (e.g., information systems) could be avoided by selecting one set of development efforts to forgo duplication.

•	Revenue enhancement — The creation of additional revenue streams by using existing regulated assets to supplement revenue sources could also be a means to increase benefits for shareholders and customers. These revenue streams would be related directly to utilizing available resources, such as storage assets, in a more attractive
Docket No. 06-
Applicants’ Ex. TJF-1.0

manner, i.e., to produce or increase commodity sales, than could be achieved independently.
Q.	WHAT SPECIFIC CATEGORIES OF QUANTIFIABLE SAVINGS CAN BE EXPECTED TO RESULT FROM A UTILITY HOLDING COMPANY MERGER?

A.	Quantifiable savings resulting from a merger typically can be categorized as follows:
•	Corporate and Headquarters Staffing

•	Utility Back-Office Staffing

•	Corporate and Administrative Programs

•	Information Technology

•	Supply Chain

•	Gas Supply
Each of these categories have been identified in this merger and will be described later in my testimony. These savings areas relate to common functions and costs within the business and do not directly relate to service performance and areas that may affect service quality, reliability or safety.
Q.	WERE COSTS-TO-ACHIEVE ALSO IDENTIFIED IN THE MERGER COST SAVINGS ANALYSIS?

A.	Yes. Certain costs must be incurred to facilitate the realization of the identified cost savings. Costs-to-achieve are an inherent component of any merger transaction and are necessary to successfully complete a transaction and/or produce the level of intended benefits. These costs-to-achieve are expenses that are directly related to pursuing or executing the transaction and have the effect of offsetting the level of distributable benefits. Were the total cost savings to be distributed without recognition of these costs
Docket No. 06-
Applicants’ Ex. TJF-1.0

to achieve, the utilities would, in effect, be distributing a greater level of savings than in fact exist.
     In addition, if these out-of-pocket costs were not recognized as a related element of producing cost savings, the Companies would effectively be required to support such expenditures without reimbursement. Thus, to be equitable to all parties, it is only the net level of savings that is available for sharing with customers. In the vast preponderance of utility merger transactions with which I am familiar, costs-to-achieve have been considered and recognized in determining the net level of benefits available to customers and shareholders. In other words, costs to achieve have been recognized and netted against gross merger synergies in determining distributable savings to customers and shareholders.
Q.	WHAT PROCESS WAS UTILIZED BY THE COMPANIES IN DEVELOPING THE ESTIMATED COST SAVINGS ASSOCIATED WITH THE PROPOSED MERGER?

A.	The process began by examining underlying data related to the organization of each of the Companies from both publicly available and internally provided sources. This information encompassed geographical, organizational and operational data and included: total numbers of positions, positions distributed by various departments, position location, and related salaries and benefits.
     Next, information related to specific cost categories, including recent actual and expected future expenses for these categories, was identified and obtained. Information
Docket No. 06-
Applicants’ Ex. TJF-1.0

obtained through this process included external spending, and various forecasts and budgets, as well as, internal operating plans.
     General organizational and operational philosophies for each Company were also identified. As part of this process, potential organizational and operational approaches were discussed and areas for potential savings were identified. This process resulted in the development of a set of overall operating assumptions.
     Finally, from all of the information and analyses identified above, savings estimates were developed, reviewed, analyzed, and revised by the management working groups, with the assistance of Booz Allen, to produce the level of estimated savings reflected in the initial merger announcement. This level of savings was subsequently refined with minor adjustments made to reflect revised baseline data and timing assumptions.
Q.	WHAT WAS THE SCOPE OF THE ASSISTANCE PROVIDED BY BOOZ ALLEN RELATED TO THE POTENTIAL COST SAVINGS ASSOCIATED WITH THIS PROPOSED MERGER?

A.	Booz Allen was asked to assist the managements of the Companies in the identification and quantification of both potential savings and additional costs necessary to realize those savings associated with the merger. This assistance was provided based upon our previous experience and included assistance in the identification of necessary data elements and potential cost savings areas, discussion of potential organizational and operational philosophies, discussion of potential assumptions to be utilized by
Docket No. 06-
Applicants’ Ex. TJF-1.0

Companies, assistance in the identification and quantification of estimated savings and costs-to-achieve and comparison of results to other previous transactions.
Q.	WERE PERSONNEL FROM THE COMPANIES INVOLVED IN THIS PROCESS?

A.	Yes, a number of senior executives from both Companies were involved in the cost savings identification and quantification process described above. Initially, a small working group was involved in providing data to Booz Allen, confirming assumptions around the operating model and evaluating the identified savings opportunities, i.e., the timing and amounts of savings. After announcement, a broader senior executive and middle management team was involved, representing the corporate and utility operating support areas of the Companies. These executives evaluated potential savings opportunities and provided guidance regarding the timing of savings realization, and in some cases, provided additional data to Booz Allen for purposes of developing savings estimates.
Q.	IS THIS PROCESS TYPICAL OF OTHER COST SAVING ESTIMATION PROCESSES IN WHICH YOU HAVE BEEN ENGAGED?

A.	Yes. The overall process undertaken by the two Companies to identify merger cost savings was typical of other engagements in which I have been involved. Senior executives from each company were identified to create a joint synergies team, of which Booz Allen was a part. These executives had broad visibility across the organization and within their respective areas of responsibility and were able to provide insights into how
Docket No. 06-
Applicants’ Ex. TJF-1.0

the business operated and to how particular impacts may occur given anticipated changes to the operating model.
     In addition, a broader working group was in place to support this identification and quantification process comprised of several members of middle management which further increased the knowledge base available for the synergies analysis. The involvement of these personnel in the pre-announcement analysis provided the requisite operating insights into operations of the Companies and enabled the management groups to understand and assess the identified savings prior to announcement.
     In addition, a post-announcement refinement process was undertaken to further review the initially identified synergies and to obtain additional source data given the tight confidentiality limitations that existed prior to announcement of the merger. This process enabled all assumptions to be validated and extended the number of involved management personnel from the Companies. In addition, it allowed for deeper analysis and review of the synergies areas to increase the confidence in attainment of these expected amounts.
     The combination of these involved management group members in the pre-announcement process and the expansion of the management group participation post-announcement, provided a sound basis for the identification and quantification of the estimated merger synergies.
Q.	HOW WERE THE COST SAVINGS QUANTIFIED IN THIS PROCESS?

A.	Estimates of cost savings were developed on a nominal cost basis over a five-year period, with the first beginning post-close (2007) and extending through the end of year five
Docket No. 06-
Applicants’ Ex. TJF-1.0

(2011), thus providing a multi-year view of attainable savings. Since the level of savings once integration is completed grows with escalation, a five-year period has been adopted for presentation of the cost savings information. This five-year period is representative of the level of ongoing savings and can be used as a reasonable determination of both annual and cumulative savings.

Q.	ARE THE IDENTIFIED COST SAVINGS ONLY ATTAINABLE DURING THIS DEFINED PERIOD?

A.	No. The majority of the identified savings components will generate benefits that will continue indefinitely into the future. For example, potential staffing reductions associated with the merger will generally continue into the future since they relate to redundant functions with no need to replace these displaced positions, although future business changes may require other resource additions to occur. Likewise, potential supply chain benefits will continue indefinitely as the cost of materials and supplies acquisition is reduced.
     Although the cost savings estimated over the period generally will continue into perpetuity, only a five-year period has been used to present these savings as this period fully illustrates the ramp-up in savings realization. The estimates of cost savings are presented in nominal dollars over the relevant period of the merger to recognize that these savings increase annually from the ramp-up and that they will flow to customers and shareholders on that basis at some future point in time.
Q.	WHAT METHODS WERE USED TO QUANTIFY THE INDIVIDUAL COST SAVINGS COMPONENTS?
Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	Cost savings were developed using three principal methods of quantification:
•	Direct analysis — Use of actual costs and changes to these costs based on planned consolidation activities (e.g., position reductions were estimated based on detailed analyses of fully aligned individual functions and positions).

•	Estimation — Determination, based upon more limited analysis of actual data, of potential merger-related cost reductions considering anticipated changes to operations (e.g., reduction in materials and supplies costs from enhanced strategic sourcing and additional volume buying).

•	Comparison to other transactions — Utilization of expectations in other proposed utility mergers as a proxy for the Companies’ impacts (e.g., average insurance premium reductions based on expected or realized reductions achieved by other companies).
     Of the three methods, the vast majority of the savings were quantified by using direct analysis. These several methods of quantification are consistent with those utilized by other utility companies in prior mergers, particularly where subsequent negotiations will ensue. For example, it is well recognized that insurance premiums will be reduced from a merger; however, the actual amount of the reduction will not be known until negotiations with an insurance broker are finalized. Using other expected or realized reduction amounts is an appropriate method for quantification pending such negotiation.
Q.	ARE THERE ALTERNATIVE ORGANIZATIONAL MODELS AVAILABLE TO THE COMPANIES TO ACHIEVE THE IDENTIFIED COST SAVINGS?

A.	Yes. The Companies will have a great deal of flexibility in determining how to organize the business to provide for effective performance and to maximize the level of savings attained.
Docket No. 06-
Applicants’ Ex. TJF-1.0

     The cost savings related to identical or similar functions within the Companies are, however, predicated upon achieving a level of integration that enables a common model for execution between the Companies. This integration could occur in several ways: within a corporate headquarters organization; an enterprise level shared services entity; within an operating level shared services entity; through a functional or process model across the companies; or, by a combination of integration of corporate and headquarters function at the corporate level and integration of common technical support services into the operating units, such as the utilities. Any of these approaches would provide the Companies an opportunity to realize merger cost savings in those affected areas.
     In quantifying cost savings, it was assumed that a fully aligned and integrated organizational model would be implemented, i.e., related functions would be performed across the operating utilities on a common basis, regardless of where the responsible resource was actually located. This approach assumes that common corporate and headquarters transactional functions or activities would generally be performed in a shared services entity, with common technical support functions either similarly centralized, or located as required within the various operating units. While I will further discuss the underlying organizational concept used in the analysis later in my testimony, the Companies maintain a broad degree of discretion on how to align (i.e., centralize or decentralize) the processes, activities and resources within the headquarters, support and operating organizations.
Docket No. 06-
Applicants’ Ex. TJF-1.0

Q.	CAN THE LEVEL OF SAVINGS ESTIMATED BY THE COMPANIES AND REFLECTED IN YOUR TESTIMONY BE ACHIEVED?

A.	Yes. The process utilized by the Companies for estimating potential merger cost savings was consistent with that utilized by other companies in previous merger transactions. As a result, the savings levels are reasonably attainable provided that management of the combined Company executes its integration plans in a manner consistent with its intent and how other utilities have pursued similar opportunities.
V. DETAILED COST SAVINGS DESCRIPTION
A. Summary
Q.	YOU PREVIOUSLY TESTIFIED THAT APPROXIMATELY $184 MILLION IN NET MERGER SAVINGS HAVE BEEN QUANTIFIED BY THE COMPANIES OVER THE FIRST FIVE YEARS POST-CLOSE. WOULD YOU IDENTIFY AND DEFINE THE PRINCIPAL CATEGORIES OF COST SAVINGS THAT COMPRISE THIS AMOUNT?

A.	Yes. As Applicants’ Ex. TJF-1.2 illustrates, there are six primary categories of cost savings that have been quantified. Each of these is described briefly below:
•	Corporate and Headquarters Staffing — Position reductions related to redundancies in staffing levels associated with corporate and administrative functions, such as finance and accounting, human resources, information technology and supply chain, among others.

•	Utility Back-Office Staffing – Position reductions in operating support areas, such as asset management, operations planning, customer billing and processing and other business unit support related to redundancies in back-office staffing levels.
Docket No. 06-
Applicants’ Ex. TJF-1.0

•	Corporate and Administrative Programs — Reductions in non-labor programs and expenses, such as insurance and shareholder services, resulting from economies of scale and cost avoidance.

•	Information Technology – Consolidation of operating environments including data centers, network servers, workstations and applications, among other areas, from selection of a single operating platform.

•	Supply Chain – Improved strategic sourcing of materials and contract services from specification standardization, vendor consolidation, rationalization of requirements and, aggregation of spend for purchasing.

•	Gas Supply – Integration of portfolio supply management allows for improved commodity costs.
A.	These savings categories provide for approximately $373 million in gross cost savings, before allocation between the regulated and non-regulated segments, over the five-year period and continue thereafter.

Q.	ARE THERE ANY ITEMS THAT OFFSET MERGER SAVINGS?

A.	Yes. Cost savings initiatives which were already planned prior to the merger were offset against the gross savings estimates because there is likely to be some overlap between these initiatives and identified cost savings resulting from the merger. These ongoing or future initiatives will contribute to lower total costs to customers and are estimated at $11 million over the five-year period. The merger thus allows the Companies to achieve additional cost savings opportunities beyond those previously identified. These stand-alone savings reduce the gross merger savings because they are not merger-related initiatives.
     Additionally, the costs to achieve the merger are offset against gross savings as discussed below.
Docket No. 06-
Applicants’ Ex. TJF-1.0

Q.	WHAT ARE THE CATEGORIES OF AND APPROXIMATE COSTS NECESSARY TO ACHIEVE THE SAVINGS?

A.	There are several categories of costs that must be incurred to achieve the identified savings that are expected by the Companies. These costs reflect expenditures necessary to effectuate the cost savings identified from the merger through company integration.

These categories of costs-to-achieve, as listed below, are further illustrated in Applicants’ Ex. TJF-1.3:
•	Separation

•	Change-in-control

•	Retention

•	Relocation

•	System Integration

•	Directors’ and Officers Coverage

•	Regulatory Process and Compliance

•	Facilities Integration

•	Internal / External Communications

•	Integration Costs

•	Transaction Costs
Estimated costs-to-achieve total approximately $178 million, which will principally be incurred in 2007 through 2010, but will extend over a multi-year period to reflect certain ongoing costs.
Q.	WHAT IS THE ANTICIPATED LEVEL OF TOTAL COST SAVINGS AFTER PRE-MERGER INITIATIVES SAVINGS AND COSTS TO ACHIEVE ARE REFLECTED?
Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	The total estimated cost savings identified from the merger over the first five years after the merger, after being adjusted for costs to achieve and pre-merger initiatives, are approximately $184 million. The annual level of steady-state savings at the end of this five-year period will continue into perpetuity as related reduction decisions have been fully implemented.
B. General Assumptions
     1. Escalation Rates
Q.	WHAT ASSUMPTIONS ABOUT THE ESCALATION OF COSTS WERE UTILIZED BY THE COMPANIES IN ESTIMATING COST SAVINGS?

A.	For the most part, cost savings were estimated based on 2006 budgeted expense levels. In certain cases, such as supply chain, 2005 data was used because a greater level of accuracy could be achieved by using actual, as opposed to budgeted, data. To account for inflation appropriately, specific escalation rates were then applied, by category, to initial year savings levels to determine the level of savings in each of the subsequent years. These escalation rates reflected the current financial planning assumptions adopted by the Companies’ management and are generally consistent with those I have observed in use at other similar companies. Development of the estimated cost savings over the five-year period without application of an escalation factor would result in understatement of the total cost savings available over this period due to the year-to-year change in baseline cost levels.

Q.	WAS THE SAME ESCALATION RATE USED FOR ALL SAVINGS CATEGORIES?
Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	No. A differential existed in the anticipated escalation rates for the cost categories included in the analysis (e.g., differences between salaries and other cost categories). For this reason, a single escalation rate could not be used for all cost savings categories. Although approximately 2.75% was used for general inflation, a higher blended rate (approximately 4.5%) was used for salaries and benefits to reflect market requirements and existing contractual arrangements. This 4.5% level is consistent with the Companies’ pre-merger, stand-alone assumptions for salary and benefit increases. This blended rate reflects an escalation rate of approximately 3.5% for wages and salaries and approximately 6.3% for benefits due to the continuing high rate of inflation for medical costs that American industry has experienced. These escalation rates are comparable to those used by other companies with which I am familiar and to other longer-term estimates for general inflation.
     2. Treatment of Capital Savings
Q.	WERE THERE OTHER GENERAL ASSUMPTIONS OR METHODOLOGIES EMPLOYED IN THE COST SAVINGS ANALYSIS?

A.	Yes. In treating capital deferrals and avoidance related to the merger, such as in information technology investment, it would be inappropriate to count the entire cash amount of the capital expenditure deferred or avoided as cost savings. For example, if it were anticipated that the Companies could avoid incurring a $10 million system upgrade in 2007, this reduction in expenditures was not used for the actual savings. Including the $10 million as savings achieved in 2007 would not represent the avoided revenue requirements associated with that capital expenditure from either the company or
Docket No. 06-
Applicants’ Ex. TJF-1.0

customers’ perspectives. Additionally, such a methodology would result in overstating the cost savings in the early years following the merger by taking credit for the entire avoided investment as cost savings in those years. Instead, it is more appropriate to reflect only the revenue requirements savings associated with capital deferral / avoidance as cost savings. The components of revenue requirements include financing, depreciation, insurance and property tax. A levelized revenue requirements approach, rather than a cash flow approach, provides a more appropriate determination of the savings estimated to be generated due to the merger.

Q.	WHAT METHODOLOGY WAS USED TO CAPTURE THESE CAPITAL DEFERRAL/AVOIDANCE SAVINGS?

A.	A levelized fixed charge rate for each year following completion of the merger was applied to each year’s capital expenditure reductions. The fixed charge rate methodology, which reflects normal declining balance ratemaking treatment, was used to estimate annual savings levels. Fixed charge rates were determined for each entity and then were blended to determine both general rates for long term assets and specific rates for information technology-related expenditures. The levelized fixed charge rate for capital items other than information technology was 15.0% while for information technology items it was 32.1%, reflecting the more rapid (five year) depreciation period. These estimates were based upon the amortization period of the various asset classes (long term at 40 years and short term at 5 years) as well as the estimated weighted average cost of capital adjusted for tax. Capital costs were based on each company’s debt levels of approximately 45% for Peoples Energy and approximately 33% (excluding preferred
Docket No. 06-
Applicants’ Ex. TJF-1.0

stock) for WPS Resources. Debt costs were approximately 7.7% for Peoples Energy companies and 5.6% for WPS Resources entities. Currently authorized costs of common equity of between 11.1% and 11.3% for the Peoples Energy regulated entities and 11.0% for Wisconsin Public Service Company were adopted for this analysis and then grossed-up for income taxes. Each company’s calculation was weighted by their spend to arrive at a combined average fixed charge rate.
C. Cost Savings Summary
     1. Corporate and Headquarters Staffing
Q.	PLEASE DISCUSS IN MORE DETAIL THE NATURE OF THE COST SAVINGS CREATED THROUGH THE INTEGRATION OF THE CORPORATE AND HEADQUARTERS STAFFING FUNCTIONS.

A.	The combined Companies expect to fully integrate existing corporate and headquarters areas, such as strategic planning, treasury and compensation, among others. Such integration would generate savings through the elimination of redundant positions within these functions as the scope of related activities are generally identical within each Company.
     A merger between the Companies provides an opportunity to consolidate these functions and eliminate redundant activities. For example, the consolidation of two information technology functions would typically create significant savings. Potential redundancy within the two departments is identified through an alignment of sub-functions between the Companies to ensure comparability across different organizational structures. Each individual sub-function within the information technology area contains
Docket No. 06-
Applicants’ Ex. TJF-1.0

positions performing duplicate tasks. Overlapping positions for non-variable work activity can be consolidated and subsequently eliminated without an impact on remaining workload volumes.

Q.	HOW WAS THIS PRINCIPLE APPLIED TO DETERMINE THE POTENTIAL POSITION SAVINGS THAT WOULD RESULT FROM A MERGER OF THE COMPANIES?

A.	The first step in determining corporate and headquarters staffing savings was to develop a detailed functional alignment of each Company. Each Company provided functional and sub-functional breakdowns that identified each position within its respective organization. The stand-alone company functional areas then were aligned, by sub-function, so that position levels for similar activities performed by the respective companies could be compared. The analysis maintained consistency between the inter-company functional categories and aligned representative activities between the Companies.
     Upon completion of the functional and sub-functional alignment, the positions necessary to perform the required activities on a merged company basis were identified. In determining the appropriate going-forward future position levels of the merged company, the following items were considered:
•	The relevant operating model to be employed within the particular area
i.	• The relative scale and resource concentration between the two companies

ii.	• The type of activity and potential for redundancy
•	The fixed or variable nature of the activity

Docket No. 06-
Applicants’ Ex. TJF-1.0

     Consideration of these factors provided the means by which going-forward staffing levels could then be defined and resulting reductions determined.
Q.	WHAT OPERATIONAL MODEL WAS ASSUMED FOR DETERMINATION OF STAFFING REDUCTIONS IN THE CORPORATE AND HEADQUARTERS FUNCTIONS?

A.	Although no specific organizational structure was assumed to be in place post-closing of the transaction, there was a guiding presumption that the Companies would establish an operating model that would allow them to generally simplify and optimize operations, thus creating an opportunity to capture available savings from alignment, standardization and integration of common functions. This meant that similar functions would be fully integrated, where practical, and that resources would be aligned in the most effective manner to execute corporate objectives. It was intended that full organizational design flexibility would be maintained by the Companies to develop an operating structure that reflected the prerogatives of management and the requirements of managing and executing the business.
     At the corporate level, it was assumed that those functions that relate to managing the business on an enterprise basis, e.g., strategic planning, finance and accounting, external relations, etc., would be fully integrated to reflect the overlap and duplication in these areas. With respect to these functions, consolidation would occur in those areas that were not geographically dependent, such as investor relations, or were related to business policy, such as compensation and benefits.

Docket No. 06-
Applicants’ Ex. TJF-1.0

     The identified staffing reductions in the corporate and headquarters areas also assumed that a shared service-type entity, similar to what Peoples Energy currently has in place, could also be in place after the close of the transaction. This type of entity typically aligns the common and transactional elements of the various functions, such as human resources, information technology, supply chain, etc., that are performed for all aspects of the business to capture economies of scale. Without defining whether the scope of this shared services entity could increase to incorporate other transactional activities, it was assumed that this type of organization would remain in place and serve as a means to achieve standardization and lower unit costs for similar activities.
Q.	PLEASE DESCRIBE THE RESULTS OF THE CORPORATE AND HEADQUARTERS STAFFING ANALYSIS DISCUSSED ABOVE.

A.	As of June 2006, WPS Resources had a total of 778 positions in the corporate and shared services areas, while Peoples Energy had a total of 490 positions at this same date for these functions. Approximately 230 corporate and headquarters position reductions were identified by the Companies that could result from the consolidation, which constitutes 18.1 % of the combined corporate and headquarters position baseline. These reductions represent the anticipated level of functional duplication that would exist between the Companies and could be avoided through the creation of an integrated corporate and headquarters organization. The savings associated with this area are $20.0 million in the first year and grow to $31.4 million by the third year when all information technology conversion is completed and steady-state operations are achieved.
     2. Utility Back-Office Staffing

Docket No. 06-
Applicants’ Ex. TJF-1.0

Q.	WHAT OPERATING MODEL WAS ASSUMED FOR THE ANALYSIS OF THE UTILITY BACK-OFFICE AREAS?

A.	In addition to the corporate related organization impacts, additional opportunities for consolidation will be available in the back-office areas of the utilities, i.e., the non-field or service delivery areas that support operations, such as system planning, asset management and customer billing, among other areas.
     Given that utility operating companies exist in multiple state jurisdictions and the different approaches to organization within these companies, a common model needed to be defined for consideration with respect to operations and organization. A model was adopted where similar and commonly performed functions were assumed to be aligned, harmonized and integrated, regardless of where they were located. This meant that work could be electronically shared across the utility operating companies, where practical, so that local resources could support company-wide operations efforts and reduce the total level of staffing required. Thus, the total back-office staff work requirements could be distributed across engineering or asset management staff located in any one of the states where the new company will operate and joint standards would be in place to guide the work performed. Similarly, common back-office support in areas such as operations planning, budgeting and project management could also be consolidated and executed from any location in support of overall utility operations.
     Specifically in the gas distribution business, the vast majority of resources are totally unaffected by the merger as the field work volumes are not reduced. Thus, there is no impact to service reliability, quality or safety from the merger as no reductions in

Docket No. 06-
Applicants’ Ex. TJF-1.0

staffing are expected in the field execution areas. However, for those functions that relate to areas such as business unit management, engineering, gas supply planning, maintenance standards and other common functions in place to support each Company’s network, it was assumed that these resources could be shared across the operating companies and would be aligned to allow for a fully integrated operating model to be employed. The adoption of this type of model does not require relocation of personnel between the Companies rather, it simply enables available resources to be jointly leveraged and scheduled to meet the total work requirements of the business. Under this operating model there is no reduction in the level of dedicated resources of either Company’s field force, thus service reliability is not affected.
     With respect to the customer service area, the Companies will evaluate whether to move to a single billing platform which would enable a variety of customer care functions like customer accounting, remittance processing and credit and collections to be fully integrated. The consolidation of these functions would enable back-office resources to also be reduced over time. The common billing platform will enable customer calls to be routed among the Companies’ call centers and be handled in a standard, systematic manner. This will improve overall productivity and allow for the total customer representative staffing base to be sized to meet the combined needs of the Companies, rather than simply the sum of the two stand-alone companies.
     In each of the operating models described above, the operations of the Companies, i.e., the field crews, are unaffected with no impacts to service reliability, quality or safety. In addition, there is no movement of assets or resources away from their jurisdictional

Docket No. 06-
Applicants’ Ex. TJF-1.0

control and, therefore, no impact to the ability of local regulators to continue to monitor operating company performance or to maintain access to responsible operating company management.
Q.	WHAT LEVEL OF SAVINGS WAS QUANTIFIED WITH RESPECT TO UTILITY BACK-OFFICE STAFFING?

A.	The baseline level of utility staffing for the WPS Resources operating utilities was 2,115 and for the Peoples Energy operating utilities was 1,566. The identified staffing reductions in the utilities were 65 positions, which represents only 1.8% of the overall staffing baseline in the utility support area. These amounts reflect reductions that arise directly from adoption of the “virtual” operating model where functions are consolidated and managed and executed across the operating utilities in the field support back-office functions. The total level of labor savings in the utility support area was quantified at $1.7 million in the first year growing to $4.6 million by the third year when steady-state operations are achieved.

Q.	WHAT ARE THE ESTIMATED TOTAL POSITION REDUCTIONS FROM THE COMBINATION OF THE OPERATING UTILITIES?

A.	Total position reductions are estimated at 295 or approximately 6.0% of total current combined company corporate, shared services and regulated utility positions. These reductions reflect the operating models discussed above and result from the ability to reduce overlapping responsibilities, align related functions and activities and leverage a consolidated resource base.

Q.	WHEN ARE THESE POSITION REDUCTIONS ASSUMED TO OCCUR?

Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	The Companies intend to achieve a number of these reductions, 177, by the beginning of the first year following completion of the merger. Due to the need for extensive integration of information systems applications that will be required in association with consolidating operations of the Companies, approximately 118 reductions will not be fully realized until the second year following completion of the merger. These reductions have been synchronized with anticipated system completion dates to reflect the timing of system cut-overs, work practice standardization and process harmonization.

Q.	ONCE THE POTENTIAL POSITION REDUCTIONS WERE IDENTIFIED, HOW WERE THE POSITION REDUCTION COST SAVINGS CALCULATED?

A.	Average salary levels were calculated by function and then applied to the identified position reductions in those respective areas. The average blended salary for the position reductions identified (excluding executives) is estimated to be approximately $77,000 in 2007 dollars based on the expected salary levels for the Companies, weighted by the number of functional resources in each entity, and then escalated one year.

Q.	ARE THERE COST SAVINGS ASSOCIATED WITH POSITION REDUCTIONS OTHER THAN SALARY EXPENSE?

A.	Yes. Benefit costs are also considered when determining the cost savings associated with position reductions. Benefits include such items as health insurance, life insurance, employee investment plans, pension expense, accruals for retirement health benefits of active positions, incentives and bonuses, payroll taxes and others. A blended benefits loading rate of 33.7% was used to estimate average aggregate benefits cost. This loading rate reflects all the elements, including health and medical benefits and other insurance

Docket No. 06-
Applicants’ Ex. TJF-1.0

(13.6%), FICA taxes (8.6%) and, pension loadings (11.5%). These rates were developed using benefits costs provided by each company and weighting the average based on benefits spend. The resulting total compensation (excluding executives), including benefits, averaged approximately $99,000 in 2007 dollars.

Q.	WAS ANY PORTION OF THESE CORPORATE, HEADQUARTERS AND UTILITY BACK-OFFICE STAFFING SAVINGS CAPITALIZED?

A.	Yes. A certain portion of these expenses are capitalized rather than expensed annually, reflecting their relation to the capital or construction elements of the business. Capitalized amounts thus are recovered over the life of the asset to which these costs are assigned. A blended capitalization rate (i.e., the percentage of the total cost reduction that would have been capitalized rather than expensed) of approximately 3.2% was used based on the stand-alone expectations of each company weighted by relative size.

Q.	WHAT TOTAL SAVINGS LEVEL WAS ESTIMATED FROM CORPORATE, HEADQUARTERS AND UTILITY BACK-OFFICE STAFFING CONSOLIDATION?

A.	Cost savings from corporate, headquarters and utility back-office staffing consolidation were estimated at $21.8 million the first year, $33.8 million in the second year, and $36.0 million in year three, when steady-state operations is achieved. Total savings for the five—year period were estimated to be approximately $171 million.

Q.	COULD THESE POSITION SAVINGS HAVE BEEN ACHIEVED WITHOUT THE MERGER?

Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	No. The position reductions described are solely attributed to the merger. The reduction opportunities arise from overlap and duplication in functional performance, rather than from stand-alone initiatives unrelated to the merger. The savings discussed above are triggered by the opportunity to combine functions and eliminate redundancy, not by assumed improvements in operating efficiencies. Although continuous improvement programs are regularly pursued, the savings identified above are not related to these stand-alone initiatives. Where cost reductions planned post-2006 were identified, these impacts were subsequently identified, quantified and offset against potential savings to avoid double-counting potential non-merger impacts. The subject of pre-merger initiatives is discussed further elsewhere in this testimony.
     3. Corporate And Administrative Programs
Q.	WHAT COST SAVINGS CAN BE CREATED THROUGH CORPORATE PROGRAM AND EXPENDITURE CONSOLIDATION?

A.	The integration of corporate and administrative functions reduces certain non-labor costs, primarily through the consolidation of overlapping or duplicative programs and expenses.
     Two examples, insurance and information systems expenses, will illustrate how these savings are created through a merger:
•	Insurance — Cost savings typically would be realized in the areas of property insurance and excess general liability insurance, among others. On a stand-alone basis, each company carries insurance (or is self-insured) in these areas independently. A larger combined company will have a reduced risk profile because of its broader asset base. In addition, asset concentration will be less significant due to the broader geography and more diversified balance sheet, which should translate into lower rates for the combined company.

Docket No. 06-
Applicants’ Ex. TJF-1.0

•	Information systems — Organizations must facilitate systems development and support the information processing needs of each company. Companies typically have independent plans to develop a variety of systems in the future, including parallel systems development efforts. A combination would enable the Companies to avoid incurring these duplicate capital expenditures. Additional information systems savings could result from deferred capital projects, such as server upgrades or workstation purchases. Additionally, savings could be realized from the elimination of other duplicate costs, including disaster recovery, software support, miscellaneous software and hardware, license fees, and computer maintenance.
Q.	WHAT ARE THE AMOUNTS, BY SPECIFIC AREA, OF THE CORPORATE AND ADMINISTRATIVE PROGRAM SAVINGS?

A.	Savings were identified and quantified over the five-year period in the following areas:

Five-Year
Total
($Millions)
Administrative & General Overhead	$10.5
Benefits	5.4
Credit Facilities	1.7
Directors’ Fees	5.0
Facilities	12.8
Insurance	10.5
Professional Services	30.7
Shareholder Services	4.0

Total Corporate & Administrative Programs	$80.6
Each of the aforementioned categories is described below.

Docket No. 06-
Applicants’ Ex. TJF-1.0

     a. Administrative and General Overhead
Q.	WHAT TYPES OF EXPENSES ARE INCLUDED IN ADMINISTRATIVE AND GENERAL OVERHEAD EXPENSE AND HOW ARE THEY AFFECTED BY THE MERGER?

A.	Administrative and general overhead expense includes, but is not limited to, postage (other than customer billing), employee travel and education, periodicals, and office supply expenses related to employee support. These costs vary with the total number of positions and change as the level of employee staffing increases or decreases. As position reductions are realized, the related administrative and general support expenses will be reduced accordingly.

Q.	HOW WERE THE ESTIMATED COST SAVINGS QUANTIFIED FOR THIS AREA?

A.	Miscellaneous overhead expenses were identified and divided by the total positions for which they were applicable. Between the two Companies, a total blended amount of approximately $9,000 was derived for these miscellaneous overheads per employee. The amount of the A&G expense per employee was then applied to the number of reduced positions in the corporate and headquarters areas to derive the total level of cost savings. The related merger savings were estimated at $1.4 million in the first year, $2.2 million in the second, and growing to $2.3 million when steady-state operations are achieved.

Q.	COULD THESE MISCELLANEOUS OVERHEAD EXPENSE SAVINGS BE ACHIEVED ABSENT A MERGER?

Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	No. These savings are directly related to the position reductions that would result from the merger.
     b. Benefits
Q.	HOW CAN COST SAVINGS RELATED TO BENEFITS ARISE FROM THIS MERGER?

A.	A. Benefits savings typically arise from two sources: the consolidation of benefits plan administration and related costs and the reduction in the cost of the dollar of benefits obtained. The benefits administration costs can be reduced through the alignment of plan trustees and the management of multiple plans through a single administrator. Through the consolidation of the benefits plan themselves, the cost of benefits can also be reduced from aggregation of the plan members and the reduction in the unit cost of the benefit dollar procured. This reduction in expense relates to reducing the cost of the dollar of benefit procured and not the level of benefits provided, thus employee benefits are not reduced in any manner. This plan consolidation would be linked to existing contract expirations and the evaluation of national and regional providers from coverage, quality and cost perspectives.

Q.	WHAT IS THE LEVEL OF BENEFITS RELATED COST SAVINGS?

A.	The respective benefits administrative costs paid and benefits costs incurred by the Companies were reviewed to determine the opportunities for administrator and plan consolidation. The benefits costs level was reduced by 0.5% to reflect additional economies available upon consolidation of the programs. Additional savings opportunity was also identified from moving to an integrated administrator of the plans which also reflects economies of scale. The level of savings from the consolidation of the benefits

Docket No. 06-
Applicants’ Ex. TJF-1.0

program is estimated at $1.2 million in the second year growing to $1.3 million by the third year when steady-state operations is achieved. Again, this reduction does not imply any reduction in benefits levels for remaining employees.

Q.	WOULD THESE SAVINGS IN BENEFITS BE AVAILABLE ABSENT THE MERGER?

A.	No, they would not. These savings are specifically dependent on the integration of the benefits plans of the Companies and would not otherwise be available to the Companies without this combination being concluded.
     c. Credit Facilities
Q.	HOW CAN COST SAVINGS RELATED TO CREDIT FACILITIES ARISE FROM THIS MERGER?

A.	These savings typically arise from the ability to reduce the amount of total credit facilities required for the cash flow or credit support needs of the business on a combined basis. By reducing the amount of the total credit facilities in place for the Companies to reflect their combined cash flow profile and credit support requirements, the associated administration and facility fees on undrawn balances can be avoided.

Q.	WHAT IS THE LEVEL OF CREDIT FACILITIES RELATED COST SAVINGS?

A.	The respective credit facilities in-place by the Companies were reviewed to determine the opportunities for elimination. The combination of the Companies identified approximately $2.33 billion in credit facilities from 20 financial institutions that could either be combined or eliminated. The level of savings from the reduction of credit

Docket No. 06-
Applicants’ Ex. TJF-1.0

facilities is estimated at $0.33 million in the second year growing to $0.34 million by the third year when steady-state operations is achieved.

Q.	ARE THESE CREDIT FACILITIES SAVINGS AVAILABLE TO THE COMPANIES WITHOUT COMPLETING THIS TRANSACTION?

A.	No. Absent the merger, the stand-alone credit support requirements of the Companies would remain unaffected, as would the current levels of the credit facilities. Thus, it is the merger that enables the reduction in the combined level of credit facilities.
     d. Directors’ Fees
Q.	HOW ARE SAVINGS IN DIRECTORS’ FEES DERIVED FROM UTILITY COMBINATIONS?

A.	These savings result from the reduced number of total directors for the new company compared to that of WPS Resources and Peoples Energy today. The new Company will have a Board of Directors numbering sixteen directors. The elimination of four board members will reduce overall director fees for meetings, committee participation and travel for these individuals.

Q.	HOW WERE COST SAVINGS ESTIMATES IN THIS CATEGORY DEVELOPED?

A.	The number of directors for each company was identified along with the associated costs. Based on the average fees and expenses for directors at each Company, the total savings would amount to $0.9 million per year.

Q.	ARE THE SAVINGS ASSOCIATED WITH DIRECTORS’ FEES A DIRECT RESULT OF THE MERGER?

Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	Yes. These savings are directly merger-related in that they are driven by merger-related reductions in the number of board members required by the new Company when compared to the existing two companies. These savings would not be achieved without the merger since neither of the Companies had a need or plans to reduce the total number of directors, thus this group would not have been affected on a stand-alone basis.
     e. Facilities
Q.	WHAT SAVINGS CAN BE REALIZED THROUGH CONSOLIDATION OF TOTAL CORPORATE FACILITIES?

A.	Cost savings will arise in this category from the reduction of the total square footage needed to be maintained for the relevant employee base after adjustment for the reduced total employee level. This expense is variable with the number of employees and reflects the cost per square foot for space and related maintenance costs.

Q.	WHAT WAS THE MAGNITUDE OF SAVINGS ASSOCIATED WITH FACILITIES CONSOLIDATION?

A.	Because the location of the staff reductions will not be known until the integration process is further along, the average amount of square footage per employee for existing space and cost per square foot across both principal corporate facilities was developed for application against expected staff reductions. This cost per square foot was developed on a blended basis i.e., a weighted average of the two facilities costs. Thus, no decision was made about which facility would be most directly affected and the Companies will have the ability to locate functions and personnel in whichever location best suits their need for effective performance. This space would be sublet to another occupant at the prevailing

Docket No. 06-
Applicants’ Ex. TJF-1.0

market rate across the available locations. Based on this approach, facilities savings were estimated at $1.7 million in the first year, ramping up to a level of $2.7 million savings by the end of the third year following the merger, when steady-state operations is achieved.

Q.	COULD THESE SAVINGS BE ACHIEVED ABSENT A MERGER?

A.	No. The facilities consolidation savings are possible only as the result of the consolidation of the Companies and the resulting position reductions described above. If the Companies were to remain as separate corporate entities, then these savings could not otherwise occur.
     f. Insurance
Q.	PLEASE DESCRIBE THE RATIONALE OF HOW SAVINGS CAN BE ACHIEVED IN THE AREA OF INSURANCE.

A.	Utilities generally require insurance coverage in the areas of property, directors’ and officers’ liability and excess casualty. On a stand-alone basis, each company independently carries insurance in these areas which it has obtained on a negotiated basis from external brokers or through self-insurance. A combined company may have a reduced risk profile because of its broader and more diverse asset base, which translates into lower premiums. Further savings may also be attainable through the ability to carry higher deductibles given the combined company’s increased financial strength.

Q.	HOW WERE THE SAVINGS IN THE AREA OF INSURANCE QUANTIFIED IN THIS TRANSACTION?

Docket No. 06-
Applicants’ Ex. TJF-1.0

A.	Savings on insurance premiums were calculated for property coverage, directors and officers coverage, fiduciary coverage and, liability coverage. These reductions were derived based on review of the costs of the different components of the insurance programs of the respective companies and review of experience in other mergers regarding actual savings negotiated with insurance brokers. In this transaction, it is expected that the above programs will be combined and savings in the range of 20 — 40%, by category, will be available across the respective insurance program elements, e.g., property, excess and general liability, workmens compensation, D&O liability etc. The total estimated savings for insurance is $2.0 million in the first year and growing with escalation thereafter.

Q.	COULD THE SAVINGS THAT HAVE BEEN IDENTIFIED IN THE INSURANCE AREA BE ACHIEVED ABSENT A MERGER?

A.	No. These savings are predicated directly on the assumption that there is a single company procuring insurance coverage on the basis of the combined risk profile of that entity.
      g. Professional Services
Q.	WHAT GIVES RISE TO SAVINGS IN THE AREA OF PROFESSIONAL SERVICES?

A.	The combined company can reduce professional services activities through economies of scope, elimination of non-recurring duplicate services and increased utilization of a broader skill base. Audit costs and additional attest services (e.g., bond insurance letter, pension plan audits, stock issuance) can be reduced as a result of duplication. Similarly,

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Applicants’ Ex. TJF-1.0

legal expenditures (regulatory and corporate) and consulting expenditures can be avoided due to redundancy and duplication, and reduced by supplier rationalization and substitution of in-house resources for external services.

Q.	HOW WERE SAVINGS IN THE AREA OF PROFESSIONAL SERVICES QUANTIFIED, AND WHAT WAS THEIR MAGNITUDE?

A.	A. Expenditures, by category, e.g., accounting, legal, consulting, etc., were aligned between both companies to determine baseline professional fees. Each category was assessed based on the needs of the business, the nature of the services obtained, the level of third-party assistance obtained and the likely availability of internal resources to be deployed against these specific needs. The total savings resulting from these reductions was estimated at $5.8 million in the first year and growing thereafter.

Q.	COULD THESE SAVINGS BE ACHIEVED ABSENT A MERGER?

A.	No. They can only be achieved by consolidating the use of professional services within a single company. Otherwise, there will continue to be two different sets of independent auditors, two comprehensive sets of external legal counsel and two different sets of general consultants.
     h. Shareholder Services
Q.	HOW WILL THE MERGER OF THE COMPANIES IMPACT THE EXPENSES INCURRED FOR SHAREHOLDER SERVICES?

A.	Cost savings will arise in this area with respect to both fixed and variable costs related to expenses for the annual report, annual meeting, proxy filings, securities registration and,

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other investor relations costs. These costs will be avoided in many cases as they are purely duplicative.

Q.	HOW WERE THE SAVINGS IN THE AREA OF SHAREHOLDER SERVICES QUANTIFIED?

A.	Costs were aligned, by category and compared to determine relative spend. These costs were also separated between fixed and variable levels and assessed across both companies. Duplicative costs, largely fixed, are reduced in following areas: annual report costs, stock transfer/registration fees and annual meeting costs; stock exchange fees and other outside services. Variable administration/postage costs, proxy services, stock transfer / registration fees and annual meeting costs were also reduced to reflect lower required costs and to reflect some overlap of investors. The total estimated savings in the area of shareholder services is approximately $0.8 million in the first year growing with escalation thereafter.

Q.	COULD THESE SAVINGS BE ACHIEVED ABSENT A MERGER?

A.	No. They can only be achieved by consolidating into a single company and thereby reducing the need for stand-alone costs to be incurred in the same areas.
     4. Information Technology
Q.	HOW WILL INFORMATION TECHNOLOGY SAVINGS ARISE FROM THE PROPOSED MERGER OF THE COMPANIES?

A.	With the completion of the merger, the separate information technology operations of the Companies will be integrated which will allow the combined stand-alone operating and capital costs to be reduced. This cost reduction will occur from the standardization of the

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information technology architecture, rationalization of applications and planned projects and consolidation of the underlying infrastructure.

Q.	WHAT AREAS ARE EXPECTED TO PROVIDE COST SAVINGS IN THE INFORMATION TECHNOLOGY FUNCTION?

A.	Each company utilizes different systems and vendors for the principal applications areas of finance, human resources, supply chain, billing and work management. Rationalizing these individual backbone applications will provide for significant reduction in support and maintenance expenses. With WPS Resources using PeopleSoft and Peoples Energy using SAP, it is expected that the combined company will consolidate their platforms, thus reducing applications support costs and the need for continuing upgrades to the phased-out applications. Although no final decisions were made with respect to the complete inventory of applications between the companies, the merger will require that a single, common application in each area, such as work management and billing, be adopted across the business which will yield similar savings. Selecting specific applications to support the Companies going forward may result in the early termination of a particular application before it has been fully amortized.
     Additionally, the standardization and consolidation of the infrastructure will enable the number of data centers to be reduced, as well as the number of servers used to support network computing. It is also expected that the number of workstations and related requirements for software will be reduced as the number of employees is reduced. Similarly, rationalization of the needs of the business will result in additional savings opportunities as the networks can be integrated between the companies, expenditures for

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communication devices reduced and plans for cellular, paging and other communications can be combined.

Q.	WHAT ARE THE COMPONENTS OF THE SAVINGS IN THE INFORMATION TECHNOLOGY AREA?

A.	Savings that will arise in the information technology area consist of both operation and maintenance expenses and carrying costs associated with either reduced capitalization of related expense or reduced capital expenditure levels. These savings thus reflect the reduced and avoided costs from standardization, rationalization and consolidation. In addition to the SAP-PeopleSoft application decision referred to above, other applications in the areas of supply chain, human resources, work force management and customer billing will also be consolidated. This application consolidation is expected to yield approximately $26 million in savings and $29 million in project cost avoidance related to these applications. Data centers will also lend themselves to consolidation and enable the Companies to reduce fixed costs in this area. This facility consolidation is expected to produce approximately $3 million in annual cost savings.
     Capital savings reflect that approximately 40% of identified savings will be capitalized and amount to $1.1 million in the first year and grow to $10.8 million by the last year of the five-year period. These savings reflect a five-year amortization of applicable costs related to development and upgrading expenditure avoidance. For the operation and maintenance related expenses, savings are $5.8 million in the first year and grow to $12.8 million by the end of the five-year period. The level of savings total related

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to information technology is estimated at $6.8 million in the first year growing to $23.7 million in the fifth year.

Q.	COULD THESE SAVINGS BE REALIZED BY THE COMPANIES WITHOUT THE MERGER?

A.	No. There would be no opportunity to integrate the information technology infrastructure and consolidate applications in the absence of the merger. These savings, therefore, would not occur but for the merger.
     5. Supply Chain
Q.	MR. FLAHERTY, PLEASE DISCUSS THE COST SAVINGS THAT CAN BE CREATED THROUGH THE SUPPLY CHAIN.

A.	Combining companies can achieve savings through the centralization of purchasing functions related to construction, operations and maintenance. The greater purchasing power and the relative quantity of both goods and services that can be obtained as a result of the combination of companies provide additional cost savings. With respect to the purchase of goods (i.e., materials and supplies), savings can be realized in the procurement of commodity items, consumable equipment, and other equipment for gas utilities. With respect to the procurement of services, particularly contract services such as engineering, construction and maintenance related services, expenditures can be consolidated through a combination and typically contracted from larger regional sources. Cost savings are created by achieving a lower per unit cost for the service provided due to a broader contract or the repackaging of work into more attractive options to the

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contractor. This work package realignment and volume purchasing of service is the primary method through which service procurement savings are realized.
      a. Materials and Services
Q.	WHAT ARE THE COST SAVINGS AVAILABLE FROM COMBINED PROCUREMENT OF MATERIALS AND SUPPLIES?

A.	Procurement savings should result from larger purchasing volumes and the availability of greater purchasing power. Expected annual purchases for 2006 for gas-related items for the WPS Resources operating utilities are estimated at approximately $25 million, while for similar units of Peoples Energy it will be approximately $22 million. Savings represent a reduction in total materials costs from extending strategic sourcing across the broad range of operating categories. This amount was determined based on the experience of other companies, management’s knowledge of vendors and potential approaches to material standardization and vendor concentration. This strategic sourcing improvement reflects permanent economies of scale through lower unit costs. Total savings in materials and supplies increase from $1.4 million in year one to $2.7 by the end of the five-year period.

Q.	SHOULD ANY OF THESE AMOUNTS BE CAPITALIZED BY THE COMPANIES?

A.	Yes. Approximately 60% of the materials and supplies savings have been allocated to capital accounts based on the combined Company’s estimated capitalization rate for all materials and supplies. Once again, the levelized fixed charge rate was applied to convert the capital cost reductions into revenue requirement savings.

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     b. Contract Services
Q.	WHAT IS THE NATURE OF SAVINGS FROM CONTRACT SERVICES AS A RESULT OF THE MERGER AND HOW WERE THEY QUANTIFIED?

A.	Similar to consolidating materials and supplies purchasing volumes, the combined Company will be able to gain economies of scale from the aggregation of related work activities and increased purchasing power with service providers. Examples of these services include certain engineering, construction and maintenance services.
     The savings estimate also is dependent upon future negotiations with contractors and is similar to those estimated in prior transactions and represents purchasing power savings across the broad range of these services. The total gas-related items for the WPS Resources operating utilities for 2006 is expected to be $54 million, while for similar units of Peoples Energy they are estimated at $53 million. The Companies thus should be able to achieve additional economies of scale and scope from improved sourcing across all their vendors.
     Some contract services savings should be considered capital savings. A capitalization rate of 18% was used to represent the level of contract services expenditures that would be assigned between O&M and capital accounts. These capital savings amounts were then converted to revenue requirements savings using the levelized fixed charge rate. The total estimated annual savings from contract services increase from $2.9 million in the first year to $3.6 million by the end of the five-year period.
     6. Gas Supply

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Q.	HOW CAN COST SAVINGS BE ACHIEVED IN THE AREA OF GAS SUPPLY AND WHAT ARE THE ESTIMATED SAVINGS?

A.	Gas supply savings may be realized as a result of combining overlapping asset positions and managing them on a portfolio basis. Savings accrue primarily from avoided capacity charges for the overlapping assets. The Companies maintain approximately 2.5 Bcf per day of system deliverability to meet peak day demands and have access to a portfolio of supply pipelines including ANR, NGPL, Northern Natural, Northern Border, Viking and others Preliminary gas supply savings were estimated based on approaching gas purchasing requirements on a “portfolio’ basis, and therefore reducing total storage requirements for the combined entity. Steady-state savings are estimated at approximately $3.0 million in this area with the Companies to fully review the parameters and limitations of portfolio gas supply management during the integration process.

Q.	COULD THESE SAVINGS BE ACHIEVED ABSENT A MERGER?

A.	No. These savings are predicated directly on the integration of the gas supply requirements and managing the Companies supply positions on a portfolio basis, which would not be accomplished in the absence of the merger.
     7. Savings Comparison
Q.	ARE THE CATEGORIES OF SAVINGS IN THIS MERGER CONSISTENT WITH THOSE TYPICALLY IDENTIFIED IN UTILITY COMBINATIONS?

A.	Yes, they are. There are, however, certain factors unique to this merger that affect the nature and level of synergies available.

Q.	PLEASE ELABORATE ON THESE FACTORS.

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A.	Several factors typically affect the nature and level of merger synergies expected in utility combinations. These include: relative size (of the Companies), relative cost position, location, business mix, organization and management philosophy. Certain of these factors affect the quantified merger synergies in this merger:
•	First, there are multiple, distinct service territories within which the WPS Resources and Peoples Energy operating utilities provide service. More proximate service territories normally would provide for additional savings opportunities e.g., reduction in facilities and sharing of relevant resources;

•	Second, Peoples Energy is a gas only utility and does not have any electric utility operations similar to that of WPS Resources, thus there is no counterpart organization and the almost 1,250 electric generation, transmission and distribution personnel of these entities would be unaffected by the merger;

•	Third, the relative scale of WPS Resources and Peoples Energy are different with WPS Resources having approximately 60% more corporate related personnel and 35% more field distribution personnel relative to Peoples Energy. This scale differential will tend to depress the level of available savings, particularly when the majority of the resources are in unaffectable areas, i.e., field crews.
     These differences affect the alignment and comparability of the staffing levels and costs of operations. Accordingly, each of these differences needed to be considered in determining the potential level of savings opportunities available from the merger.
Q.	HOW DO THE WPS RESOURCES AND PEOPLES ENERGY MERGER COST SAVINGS COMPARE TO THOSE IN OTHER TRANSACTIONS?

A.	The anticipated cost savings from the merger of the Companies are within the range identified by other companies in other recent utility mergers. In particular, anticipated position reductions and non-fuel operations and maintenance (“O&M”) expense

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reductions were reviewed — two categories that provide a useful basis for comparative assessment of relative merger-related cost savings.
     The approximate 6.0% position reduction amount from the merger of the Companies reflects the estimated total number of position reductions (approximately 300) compared to the total number of positions at both companies prior to the initiation of the merger (approximately 5,000 which reflects all the functions of the operating utilities in place). The 6.0% reduction amount falls below the average reduction figure of 8.3% and is limited by the lack of overlapping operations and certain operating composition differences between the Companies. In particular, none of the field workforce is affected by the combination, i.e., work volumes will not be reduced, thus those positions directly responsible for safety, reliability or service quality will not be reduced as a result of the merger. There is opportunity for consolidating certain back-office utility operations support functions; however, this does not offset the geographic distance which limits the level of potential field related reductions.
     Similarly, the non-fuel O&M reduction amount of 7.8% that will result from the merger is also below the 9.4% average of the same publicly announced transactions. The differences in the operating company scope explained above are the principal reasons for the disparity between the WPS Resources and Peoples Energy merger O&M cost savings and the average cost savings from other recently proposed utility mergers and would be anticipated based on the specific facts of this transaction. This result is largely driven downward by the significant amount of field related generation, transmission and distribution O&M expense in the denominator that is not affected from this merger, as

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compared to prior transactions. The relative scale of functions where no overlap exists, such as in electric generation, transmission and distribution, further impact the comparison in a downward manner. Although not all of the saving elements found in other prior mergers are available in this transaction the cost savings and cost avoidances related to the WPSC and Peoples combination reflect those typically found within my previous industry experience.

VI.	COSTS-TO-ACHIEVE AND PRE-MERGER INITIATIVES

Q.	PLEASE DESCRIBE THE APPROACH TO ESTIMATING THE COSTS THAT WILL BE INCURRED WITH THE INTEGRATION OF THE TWO COMPANIES.

A.	Costs are incurred in all merger transactions from the process of combining the two entities and attaining the identified cost savings. These costs generally reflect out-of-pocket cash payments and usually are one-time payouts incurred as a result of the merger.

Q.	PLEASE EXPLAIN THE PROCESS BY WHICH THE COSTS-TO-ACHIEVE WERE ESTIMATED BY THE COMPANIES.

A.	The cost category analysis approach described above that was used to determine potential merger savings opportunities areas was also extended to the potential out-of-pocket costs associated with realizing the savings and closing the transaction. Specific identification of employee related separation cost was undertaken to identify the various elements that could be expected to be incurred. The out-of-pocket costs that will be incurred in merger integration such as, systems integration, regulatory processes, facilities integration, communication expenses and other miscellaneous expenses also were identified. In

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addition, certain non-cash costs were recognized in this transaction for technology expenditures related to prior systems installation that have not been fully recovered and are reflected on the balance sheets of the Companies. The methodology used by the Companies to develop the costs-to-achieve estimates was comprehensive, and similar to that used by other companies in estimating such costs.

Q.	WHAT EXPENSES ARE ESTIMATED TO BE INCURRED TO MERGE THE COMPANIES?

A.	Costs-to-achieve, before allocation between the regulated and non-regulated segments, are estimated at $178 million over the five-year period utilized, with the largest portion of these costs ($148 million) to be incurred over the first three years beginning in 2006. Certain costs-to-achieve will continue into succeeding years as annual payments will be required for items such as licenses. These cost estimates are consistent with estimates made by companies in other similar prior transactions and reflect differences in scale and scope and the unique circumstances of this merger.

Q.	WHAT ARE THE PRIMARY COMPONENTS OF THE COSTS-TO-ACHIEVE THE ESTIMATED MERGER SAVINGS?

A.	The primary components used to estimate costs-to-achieve were separation costs (estimated to cost $22.4 million), change-in-control ($15.3 million), relocation costs ($3.3 million), retention costs ($5.7 million), systems integration ($82.8 million), facilities integration ($3 million), internal and external communication expenses ($5.5 million), regulatory process and compliance costs ($10.5 million), integration costs ($6.1 million), Directors’ and Officers coverage ($2.9 million), and transaction costs ($20.5 million).

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Q.	PLEASE DESCRIBE THE MEANS THE COMPANIES ANTICIPATE USING TO ACHIEVE THE ESTIMATED POSITION REDUCTIONS.

A.	A major component of the merger cost savings is the reduction in work force which is primarily due to the elimination of duplicative functions and tasks. These reductions are expected by the Companies to be achieved through a variety of means including attrition, controlled hiring, work force redeployment, work realignment, and through voluntary separation or early retirement. For these targeted separations, out-of-pocket costs will be incurred to achieve the total position reductions.

Q.	HOW WAS THE LEVEL OF COSTS-TO-ACHIEVE FOR POSITION REDUCTIONS CALCULATED?

A.	The preliminary estimate used for the severance package calculation was three weeks of base pay per year of service (assuming an average of 17 years), plus eighteen months of health benefits from the date of separation. This estimate was based on similar programs previously offered by the Companies and will be refined during the integration process to meet the needs and considerations of the Companies as they develop the overall integration strategy. The separation package was applied to average salaries in affected groups and reflects approximately one year of salary for employees. For displaced executives, standard contract arrangements were utilized based on years of service and relative compensation levels.
     The severance related programs that affect employees and executives are to be more fully defined during the transition process based on additional considerations of the management and human resources philosophy of the combined company and more
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specific analysis on the timing and location of reduced positions. Total separation costs were estimated at $37.8 million with an additional amount of $5.7 million for employee retention also identified to secure employees during the pre-close period for critical activities, such as in the information technology area.

Q.	EXPLAIN THE NATURE OF RELOCATION COSTS.

A.	To provide for efficient consolidation, certain functional areas will be centralized and thus require employee relocation to a new site. Based on the functional analysis, it was determined that a number of positions possibly would need to be relocated between the headquarters locations at an estimated cost of $3.3 million. The full cost of the actual relocation package to be offered to eligible positions has not yet been determined, as it ultimately will depend on the number of personnel that will move. The components of a relocation program could include moving expenses, house hunting costs, cost of living differentials, and closing costs. These cost estimates are consistent with estimates made by companies in prior similar transactions.

Q.	EXPLAIN HOW SYSTEMS CONSOLIDATION AND TELE-COMMUNICATIONS NETWORKING COSTS WERE CALCULATED.

A.	Significant effort will be expended by the Companies in integrating the information technology and services functions of the Companies. A principal element of these costs will relate to integrating the diverse applications of the Companies. In addition, the voice, data and video networks will also need to be integrated through expanded telecommunications capabilities, the data centers will be consolidated and elements of the network such as servers will be rescaled to meet the needs of the business.
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     Given the very different technology environments and back-bone applications within each company, substantial effort will be made to align platforms, rationalize vendors and reduce overlap. Particularly, the areas of consolidating enterprise resource planning (ERP) systems and moving to a common billing system will require focused attention and dedicated expenditure.
     Integration costs for these areas were estimated at $82.8 million over the five-year period with some continuing costs thereafter. These cost estimates cover contract programming, hardware change out and conversion, potential T-1 capacity, and outside assistance and reflect scale, complexity, and platform differences. For example, the O&M and revenue requirements costs of applications consolidation is estimated at approximately $81 million and data center closure at $2 million. These costs will reflect both third-party costs for programming and conversion support, as well as, costs for changes in licensing fees and server capacity. These costs also include approximately $30 million for early retirement of certain existing applications that will occur from consolidation of applications. These costs occur in year four, after application consolidation and conversion have occurred and reflect the remaining unamortized development and installation costs that would have been amortized over future years.
     These expenses associated with systems and communications integration are expected to principally be incurred in 2007 and 2008, but will carry through the full period to reflect additional hardware lease costs and licenses.
Q.	CAN YOU DESCRIBE THE REGULATORY PROCESS AND COMPLIANCE COSTS-TO-ACHIEVE RELATED TO THE MERGER?
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A.	To successfully complete the merger, certain costs will be incurred for preparation and pursuit of regulatory filings, such as those related to the Securities and Exchange Commission, the Federal Energy Regulatory Commission, and the Department of Justice filings and the merger related cases before the various state regulatory jurisdictions. In addition, certain costs were incurred to satisfy expanded compliance and fiduciary requirements, such as in due diligence. These costs will include professional services for legal, tax, accounting and consulting assistance, including legal and other consulting fees incurred in negotiating the Merger Agreement, and certain other filing related costs and fees. Regulatory process and compliance costs are estimated at $10.5 million.

Q.	PLEASE DESCRIBE THE ESTIMATED INTERNAL AND EXTERNAL COMMUNICATIONS COSTS-TO-ACHIEVE.

A.	Communication expenses will arise from the need to disseminate merger information to the various stakeholders of the individual organizations and combined company. Informational releases, brochures, notices, etc. will be sent to employees, shareholders, rating agencies, and state and federal commissions to explain the specifics of the merger. The various vendors, supplier and contractors will also receive communications that address the merger and the manner in which contacts and business arrangements will be conducted. Additional costs will be incurred with respect to changing related infrastructure elements such as signage. These expenditures are estimated to total $5.5 million.

Q.	WHAT IS THE NATURE OF THE INTEGRATION COSTS TO ACHIEVE?
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A.	These costs capture the out-of-pocket travel costs of internal employees groups in accomplishing the integration and relate to air, lodging and per diem expense. Additional support costs from third-parties for consulting assistance through this process are also reflected in this category. These costs are estimated at $6.1 million.

Q.	PLEASE DESCRIBE THE DIRECTOR AND OFFICERS COVERAGE.

A.	With separation from the Companies, an ongoing level of insurance expense will be incurred on behalf of the departing directors and officers. This expense is provided for in the Merger Agreement (attached as Attachment A to the Application) to provide adequate coverage to these individuals in the event of subsequent litigation to which they could become a party in view of their previous position with the Companies. These amounts have been estimated at $2.9 million and reflect a one-time premium incurrence.

Q.	WHAT TYPE OF FACILITIES COSTS WILL BE INCURRED WITH RESPECT TO THE TRANSACTION?

A.	The reduction in total staffing will free-up a certain amount of square footage currently utilized by the Companies. These incurred costs relate to the restacking of floor space to accommodate a different amount of total employees, by location, and cover related moves, refurbishment, construction and other leasehold improvements. These costs have been estimated at $3 million to realign the separate corporate facilities maintained by the Companies.

Q.	PLEASE EXPLAIN THE TRANSACTION COST COMPONENT INCLUDED WITHIN THE TOTAL COSTS-TO-ACHIEVE.
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A.	Transaction costs include amounts paid to the investment banks for assistance with certain aspects of the merger. These costs specifically relate to fees paid for assistance in transaction structuring and negotiation and the provision of a fairness opinion to satisfy the needs of the Boards of Directors. Total transaction fees are estimated at $20.5 million for the above categories.

Q.	PLEASE DESCRIBE THE APPROACH USED TO QUANTIFY THE PRE-MERGER INITIATIVES OVERLAP ADJUSTMENT

A.	Discussions with management led to the identification of cost reduction initiatives within Peoples Energy that needed to be recognized to avoid double-counting in the synergies estimation process. The Peoples Energy cost reduction initiatives are based on holding O&M levels constant for the upcoming five year period, although the operating areas where such costs would be constrained have not yet been specified. These implied cost constraint and reductions could be achieved in a variety of means, such as through process improvement, reengineering, outsourcing, work elimination or contractor management. To avoid potential duplication between the merger-related savings and Peoples Energy’s cost reduction initiative savings, I reduced the total merger-related savings to reflect any potential overlap with potential Peoples Energy cost reduction initiatives. Although WPS Resources is continuously working to control costs, no adjustments for specific initiatives were identified to avoid potential double-counting of these programs with respect to the identified merger cost savings. The resulting potential overlap in cost savings are estimated at approximately $9 million in 2007 growing to $48 million by the end of the five year period.
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Q.	HOW WAS THIS IMPACT RELATED TO THE MERGER SAVINGS?

A.	Total estimated O&M savings in year five are $72 million, or 7.8% of the forecasted year five O&M. This amount was assumed to apply across the various operating entities that contributed to the overall savings on a weighted basis reflecting their relative cost levels. Accordingly, the total cost savings were reduced to reflect the assumption that some of the planned cost reductions of Peoples Energy would affect the starting cost baseline for the synergies analysis. In effect, the planned cost reduction initiative of Peoples Energy is assumed to overlap at the same level as the identified merger savings affect the initial baseline. This reflects the fact that the planned cost reduction of Peoples Energy applied to a broader cost base than was affected by the merger. As a result of this calculation, I assumed that there would be overlap between the merger-related savings and People’s initiatives in proportion to the merger savings impact on the total cost baseline, or $0.7 million in the first year and growing to roughly $3.8 million by the last year of the quantification period.

Q.	WHAT IS THE RESULTING PRE-MERGER INITIATIVES ADJUSTMENT?

A.	Based on the approach described above, I have adjusted the five year merger savings downward by $11 million over five years to reflect the estimated overlap between the merger savings and Peoples Energy’s stand-alone planned cost reduction.

VII.	ALLOCATION OF COST SAVINGS AND COSTS-TO-ACHIEVE

Q.	WHAT IS THE GENERAL PURPOSE OF ALLOCATING COST SAVINGS AND COSTS-TO-ACHIEVE?
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A.	In any multi-jurisdictional merger the allocation of savings and costs-to-achieve is required to assign savings and costs-to-achieve to specific jurisdictions. Additionally, there are elements of the corporate and regulated savings and costs-to-achieve that support both regulated and non-regulated business operations. A properly developed allocation approach enables the savings and costs-to-achieve to be assigned in a transparent manner to those different business types.

Q.	WERE THERE SPECIFIC ADDITIONAL OBJECTIVES THAT WERE CONSIDERED DURING THE DEVELOPMENT OF THE ALLOCATION APPROACH FOR THE WPS RESOURCES – PEOPLES ENERGY MERGER?

A.	Yes. There were two primary objectives that the allocation approach needed to satisfy. First, the approach needed to be flexible enough to properly address over 25 different categories of savings and costs-to-achieve. Second, the allocation approach needed to be comprehensive. This is critical since savings and costs-to-achieve categories could impact regulated and non-regulated businesses, the gas and electric businesses and each jurisdiction that the operating companies will serve.

Q.	IS THE ALLOCATION APPROACH DESCRIBED INTENDED TO BE USED AS PART OF ANY FUTURE COST-OF-SERVICE FILING?

A.	No. A more detailed method that would provide a fair basis for allocation of ongoing total O&M will be developed by the Companies. The allocation approach developed for this proceeding is only intended to provide a fair basis for allocation of savings and costs for purposes of estimating savings distribution in this proceeding, and is not intended to be a permanent basis for allocations.
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Q.	WHAT FACTORS WERE CONSIDERED DURING THE DEVELOPMENT OF THE ALLOCATION APPROACH?

A.	The process used to develop the allocations began with developing an understanding of how the Companies currently allocate costs. The current allocation bases covered a broad set of approaches including one, two and three factor formulas with factors including payroll, assets, and direct billing.
     Another key consideration used to develop the allocation approach was how costs are incurred in the merger-affected areas. This is important in that the respective allocation approaches and factors are not well-aligned. To address this, an understanding of how costs were incurred was first necessary to be developed. This allowed me to bridge differences in allocation approach and factors between the Companies in a manner that is consistent with how the costs are incurred.
     After gathering the allocation bases for each entity, I reviewed the different allocation approaches and factors utilized to understand where the approaches and factors were similar and where they varied. I also mapped the savings and costs-to-achieve categories to the allocation methods currently being employed. However, since different approaches were utilized by the Companies, this activity simply was undertaken to compare allocation bases.
     The final consideration used in developing an allocation approach for the corporate and regulated savings and costs-to-achieve was to determine how different categories of savings impact the regulated and non-regulated segments of the business.For example, savings related to utility staffing do not impact the non-regulated businesses
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and, thus should not contribute to non-regulated savings. Conversely, savings associated with director’s fees should be allocated across the regulated and non-regulated businesses since the Companies’ directors have governance responsibilities for the overall enterprise.

Q.	PLEASE DESCRIBE THE PROPOSED ALLOCATION APPROACH.

A.	The proposed allocation approach is based on using four-levels of allocation factors. The first level of allocation factors determine the split of related corporate and headquarters savings between regulated and non-regulated operations. As stated earlier, savings and costs-to-achieve that only impact regulated operations are 100% directed to the regulated businesses.
     The second level allocation factors are used to allocate the remaining regulated savings and costs-to-achieve between the electric and gas utility segments. While some of the savings only impact gas operations (e.g., utility staffing and gas supply), many of the savings categories are corporate in nature and provide benefits to all regulated operations, including electric operations.
     The third level allocation factors are used to assign both gas and electric savings and costs-to-achieve from level two to the state jurisdictions. Since gas and electric operations vary by jurisdiction, some savings and costs-to-achieve are only allocated to selected jurisdictions. For example, only Michigan and Wisconsin contain electric operations so savings that are allocated to electric operations are only assigned to those jurisdictions.
     The fourth level allocation factors are used to assign state level allocated savings and costs to achieve from Illinois to Peoples Gas Light and Coke and North Shore Gas
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Company. These allocations are required to match benefits with specific customer groups within Illinois.

Q.	IS IT APPROPRIATE TO ALLOCATE PORTIONS OF THE REGULATED AND CORPORATE SAVINGS TO THE NON-REGULATED BUSINESSES?

A.	Yes. Savings are available from the corporate areas that support the two companies’ overall and individual businesses. These costs are incurred centrally on behalf of all business elements and are subsequently allocated out to the business segments. Post-closing of the merger, the level of allocations from the corporate areas will go down since they will be reduced in scale and, thus, additional savings to the non-regulated business will be created.

Q.	SINCE THE MERGER SAVINGS DO NOT INCLUDE ANY OVERLAPPING ELECTRIC UTILITY OPERATIONS, IS IT APPROPRIATE TO ALLOCATE ANY SAVINGS OR COSTS-TO-ACHIEVE TO THE ELECTRIC OPERATING SEGMENTS?

A.	Yes. The rationale is similar to the allocation of corporate and regulated savings to non-regulated businesses. Since savings are available from the corporate areas that support the two companies’ overall operations, including electric and gas utility operations, savings should accrue to both the electric and gas operating units.

Q.	WHAT ALLOCATION FACTORS WERE UTILIZED?

A.	The allocation factors savings categories are shown in Table 2, and the allocation factors for costs-to-achieve categories are shown in Table 3.
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TABLE 2: Savings Allocation Factors

Level IV
	Level I	Level II	Level III	Illinois Operating
Categories	Reg. vs. Non-Reg.	Gas vs. Electric	By State	Company
Staffing
Corporate	Net PPE and Payroll
Utility	Reg.	Gas	Field Employees and Customers
Corporate and Administrative Programs
Administrative and General Overhead	Net PPE and Payroll
Benefits	Payroll
Credit Facilities	Net PPE and Operating Expenses
Directors’ Fees	Net PPE
Facilities	Payroll
Insurance	Net PPE
Professional Services	Net PPE and Payroll
Shareholder Services	Net PPE
Information Technology
Information Technology (Reg. )	Reg.	Net PPE and Payroll
Information Technology (Corporate)	Net PPE and Payroll
Supply Chain (Gas Only)
Contract Services	Reg.	Gas	Net PPE
Materials & Supplies	Reg.	Gas	Net PPE
Fuel
Gas Supply	Reg.	Gas	Net PPE
Docket No. 06-_______
Applicants’ Ex. TJF-1.0

TABLE 3: Costs-to-Achieve Allocation Factors

Level IV
	Level I	Level II		Illinois
	Reg. vs. Non-	Gas vs.	Level III	Operating
Categories	Reg.	Electric	by State	Company
Cost to Achieve
Separation Costs	Payroll
Retention Costs	Payroll
Relocation Costs	Payroll
System integration Costs	Net PPE and Payroll
Directors & Officers Liability Tail Coverage	Net PPE
Regulatory Process Costs	Net PPE and Operating Expenses
Facilities Integration	Payroll
Internal / External Communications	Net PPE and Payroll	Net PPE, Payroll and Customer
Integration Costs	Net PPE and Payroll	Net PPE, Payroll and Customer
Transaction Costs	Net PPE and Payroll	Net PPE and Customer
Pre Merger Initiatives
Utility	Reg.	Net PPE and Customer
Docket No. 06-_______
Applicants’ Ex. TJF-1.0

Q.	WHAT WAS THE RESULT OF THIS ALLOCATION APPROACH?

A.	This approach led to a series of percentages that allowed the allocation of total savings and costs-to-achieve to the regulated and unregulated segments, gas and electric, each of the states and the state of Illinois operations. Table 4 shows the resultant savings allocation percentages for each of the four allocation levels.
TABLE 4: Savings Allocation Factors

	Level I	Level II	Level III	Level IV	Level IV
Categories	Reg. vs. Non-Reg.	Gas vs. Electric	Illinois	PGLC	NSG
Staffing
Corporate	87.48%	55.04%	70.34%	87.84%	12.16%
Utility	100.00%	100.00%	63.60%	86.22%	13.78%
Corporate
Administrative and General Overhead	87.48%	55.04%	70.34%	87.84%	12.16%
Benefits	86.75%	49.78%	71.51%	89.04%	10.96%
Credit Facilities	82.42%	49.76%	61.79%	86.99%	13.01%
Directors’ Fees	88.21%	60.30%	69.17%	86.67%	13.33%
Facilities	86.75%	49.78%	71.51%	89.04%	10.96%
Insurance	88.21%	60.30%	69.17%	86.67%	13.33%
Professional Services	87.48%	55.04%	70.34%	87.84%	12.16%
Shareholder Services	88.21%	60.30%	69.17%	86.67%	13.33%
Information Technology
Information Technology (Reg. )	100.00%	55.04%	70.34%	87.84%	12.16%
Information Technology (Corporate)	87.48%	55.04%	70.34%	87.84%	12.16%
Supply Chain (Gas Only)
Contract Services	100.00%	60.30%	69.17%	86.67%	13.33%
Materials & Supplies	100.00%	60.30%	69.17%	86.67%	13.33%
Fuel
Gas Supply	100.00%	100.00%	57.49%	82.50%	17.50%
Docket No. 06-
Applicants’ Ex. TJF-1.0

     The net savings distribution is derived by multiplying the percentages across the table for each category (i.e., for corporate staffing the calculation for Peoples Gas = 87.48% x 55.04% x 70.34% x 87.84% = 29.7% of total corporate staffing savings)
     Additionally, the same approach led to a similar set of percentages for each of the cost to-achieve categories as illustrated in Table 5 below.
TABLE 5: Costs-to-Achieve Allocation Factors

	Level I	Level II	Level III	Level IV	Level IV
Categories	Reg. vs. Non-Reg.	Gas vs. Electric	Illinois	PGLC	NSG
Cost to Achieve
Separation Costs	86.75%	49.78%	71.51%	89.04%	10.96%
Retention Costs	86.75%	49.78%	71.51%	89.04%	10.96%
Relocation Costs	86.75%	49.78%	71.51%	89.04%	10.96%
System integration Costs	87.48%	55.04%	70.34%	87.84%	12.16%
Directors & Officers Liability Tail Coverage	88.21%	60.30%	69.17%	86.67%	13.33%
Regulatory Process Costs	82.42%	49.76%	61.79%	86.99%	13.01%
Facilities Integration	86.75%	49.78%	71.51%	89.04%	10.96%
Internal / External Communications	87.48%	62.51%	66.62%	87.95%	12.05%
Integration Costs	87.48%	62.51%	66.62%	87.95%	12.05%
Transaction Costs	87.48%	68.87%	64.17%	87.56%	12.45%
Pre-Merger Initiatives
Utility	100.00%	68.87%	64.17%	87.56%	12.45%
     The jurisdictional split of allocable savings is shown in Table 6 and a summary of the results of the allocation of costs savings and costs-to-achieve to the respective jurisdictions, particularly to Illinois, can be found in Applicants’ Ex. TJF-1.4, TJF-1.5 and TJF-1.6.
Docket No. 06-
Applicants’ Ex. TJF-1.0

TABLE 6: Net Corporate and Regulated Allocation Results – Five Year View

		Costs–to-Achieve
		And Pre-Merger
	Gross Savings	Initiatives	Net Savings
Jurisdiction	($ millions)	($ millions)	($ millions)
Illinois	$141	($64)	$77
Michigan	$23	($11)	$12
Minnesota	$14	($6)	$8
Wisconsin	$164	($84)	$80
Non-Regulated	$31	($24)	$7
Total	$373	($189)	$184
Operating Utility Allocation
PGLC	$123	($56)	$67
NSG	$18	($8)	$10
VIII. CONCLUSION
Q.	BASED UPON YOUR EXPERIENCE ARE THE SAVINGS IDENTIFIED BY THE COMPANIES ATTAINABLE ?

A.	Yes. Based upon my experience with other mergers and upon my interaction with executives and middle management at both Companies the methodology used to estimate potential savings is consistent with that usually adopted by other companies in similar situations. The cost savings and costs-to-achieve that have been identified are reasonably attainable provided that the management of the companies integrate operations in a manner consistent with their plans and with similar processes used by other companies in similar transactions.

Q.	DOES THIS CONCLUDE YOUR PREPARED DIRECT TESTIMONY?

A.	Yes, it does.
Docket No. 06-
Applicants’ Ex. TJF-1.0

SUMMARY OF REGULATED UTILITY EXPERIENCE
Alaska Public Utilities Commission
-	Anchorage Sewer Utility
Arizona Corporation Commission
-	U S WEST Communications — Docket No. E-1051-88-146
Arkansas Public Service Commission
-	FPL Group, Entergy Corporation, WCB Holding Corp. and Entergy Arkansas, Inc. — Docket No. 00-329U
Beaumont, Texas
-	Entex, Inc.

-	Gulf States Utilities Company
California Public Utilities Commission
-	The Washington Water Power Company and Sierra Pacific Power Company — Application No. 94-08-043

-	Pacific Enterprises and ENOVA Corporation — Application No. A-96-10-038
Clark County
-	Washington Public Power Supply
District of Columbia, Public Service Commissions
-	Baltimore Gas and Electric Company and Potomac Electric Power Company — Formal Case No. 951
Colorado Public Utilities Commission
-	Public Service Company of Colorado and Southwestern Public Service Company — Docket No. 95A-513EG
Delaware Public Service Commission
-	Atlantic City Electric Company and Delmarva Power & Light Company — Docket No. 97-65
Federal Energy Regulatory Commission
-	Baltimore Gas and Electric Company and Potomac Electric Power Company — Docket No. EC96-10-000

-	IES Utilities Inc., Interstate Power Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Heartland Energy Services and Industrial Energy Applications, Inc. — Docket No. EC96-13-000

-	Trans-Alaska Pipeline System — Docket No. OR78-1

-	Middle South Energy, Inc. — Docket No. ER-82-483-00
Applicants’ Ex. TJF-1.1

1

-	Middle South Energy, Inc. — Docket No. ER-82-616-000

-	Kansas Power and Light Company and Kansas Gas and Electric Company — Docket No. EC91-2-000

-	Southwestern Public Service Company and Public Service Company of Colorado — Docket No. EC96-2-000

-	The Washington Water Power Company and Sierra Pacific Power Company — Docket No. EC94-23-000

-	Northern States Power Company and Wisconsin Energy Corporation — Docket Nos. EC95-16-000 and ER95-1357-000

-	Midwest Power Systems Inc. and Iowa-Illinois Gas and Electric Company — EC95-4

-	Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company — ER97-412-000

-	Atlantic City Electric Company and Delmarva Power & Light Company — EC97-7

-	Union Electric and Central Illinois Public Service Company — EC-96-7-000
Federal Power Commission
-	Organization and Operations Review
Florida Public Service Commission
-	Florida Power & Light Company and Entergy Corporation — Docket No. 001148
Garland, Texas
-	General Telephone Company of the Southwest

-	Lone Star Gas Company
Georgia Public Service Commission
-	Georgia Power Company — Docket No. 3673-U
Houston, Texas
-	Houston Lighting & Power Company
Idaho Public Utilities Commission
-	The Washington Water Power Company and Sierra Pacific Power Company — Case Nos. WWP-E-94-7 and WWP-G-94-4
Illinois Commerce Commission
-	Illinois Power — Docket No. 84-0055

-	Iowa-Illinois Gas and Electric Company and Mid-American Company Energy — Docket No. 94-0439

-	Central Illinois Public Service Company, CIPSCO Incorporated and Union Electric Company - Docket No. 95-0551
Indiana Utility Regulatory Commission
-	IPALCO and PSI Resources
Applicants’ Ex. TJF-1.1

2

Iowa Utilities Board
-	Midwest Resources Inc., Midwest Power Systems Inc. and Iowa-Illinois Gas and Electric Company — Docket No. SPU-94-14
-	IES Industries Inc., Interstate Power Company, WPL Holdings, Inc. — Docket No. SPU-96-6
Iowa Electric Light and Power
-	Organization and Operations Review
Kansas Corporation Commission
-	Southwestern Bell Telephone Company — Docket Nos. 117,220-U and 123,773-U

-	Kansas Gas & Electric — Docket No. 120,924-U

-	Kansas Power and Light Company and Kansas Gas and Electric Company — Docket No. 174,155-U

-	Western Resources and Kansas City Power and Light — Docket No. 190,362-U

-	Western Resources, Inc. and Kansas City Power and Light — Docket No. 97-WSRE-676-MER
Kentucky Public Service Commission
-	Louisville Gas & Electric Company — Case Nos. 5982, 6220, 7799, 8284, 8616 and 8924

-	South Central Bell Telephone Company — Case Nos. 6848, 7774 and 8150

-	Kentucky-American Water Company — Case No. 8571
Louisiana Public Service Commission
-	American Electric Power Company, Inc., Southwestern Electric Power Company and Central and South West Corporation — Docket No. U-23327

-	Entergy Louisana, Inc. and Entergy Gulf States, Inc. Merger with FPL Group, Inc. — Docket No. U-25354
Maryland, Public Service Commission of
-	Baltimore Gas and Electric Company and Potomac Electric Power Company — Order No. 73405, Case No. 8725
Massachusetts Department of Telecommunications and Energy
-	Boston Edison, Cambridge Electric Light Company, Commonwealth Electric Company and Commonwealth Gas Company — Docket D.T.E. 99-19
Michigan Public Service Commission
-	Wisconsin Electric Power Company and Northern States Power Company — Case No. U-10913
Minnesota Public Service Commission
-	Continental Telephone Company — Docket No. PR-121-1

-	Northern States Power Company — Docket No. E002/GR-89-865

-	Northern States Power Company and Wisconsin Energy Corporation — Docket No. E,G002/PA-95-500
Applicants’ Ex. TJF-1.1

3

Mississippi Public Service Commission
-	Mississippi Power & Light Company — Docket No. U-4285

-	Entergy Mississippi, Inc., Entergy Corporation, FPL Group, Inc. and WCB Holding Corporation — Docket No. 2000-UA-925
Missouri Public Service Commission
-	Union Electric Company — Case Nos. ER-84-168 and EO-85-17

-	Union Electric Company and Central Illinois Public Service Company — Case No. EM-96-149

-	Kansas City Power & Light Company — Case Nos. ER-85-128 and EO-85-185

-	Kansas Power and Light Company and Kansas Gas and Electric Company — Case No. EM-91-213

-	Southwestern Bell Telephone — Case No. TC-93-224

-	Western Resources and Kansas City Power and Light — EM 97-515
Nevada Public Service Commission
-	Bell Telephone Company of Nevada — Docket No. 425

-	Central Telephone Company — Docket No. 91-7026

-	The Washington Water Power Company and Sierra Pacific Power Company — Docket No. 94-8024
New Jersey Board of Public Utilities
-	Atlantic City Electric Company and Delmarva Power & Light Company — Docket No. EM-97-020103
New Mexico Public Service Commission
-	Public Service Company of New Mexico

-	Southwestern Public Service Company and Public Service Company of Colorado — Case No. 2678
New Mexico State Corporation Commission
-	Continental Telephone of the West — Docket No. 942

-	General Telephone Company of the Southwest — Docket Nos. 937 and 990

-	Mountain States Telephone and Telegraph Company — Docket Nos. 943, 1052 and 1142

-	U S WEST Communications — Docket No. 92-227-TC
New Orleans, Louisiana
-	New Orleans Public Service Company
New York, State of, Public Service Commission
-	Long Island Lighting Company and Brooklyn Union Gas Company — Case 95-G-0761
Ohio Public Utilities Commission
Applicants’ Ex. TJF-1.1

4

-	Ohio Bell Telephone Company — Case No. 79-1184-TP-AIR

-	Cleveland Electric Illuminating Company
Oklahoma Corporation Commission
-	Organization and Operations Review

-	Southwestern Bell Telephone Company — Cause No. 26755

-	Public Service Company of Oklahoma — Cause Nos. 27068 and 27639

-	Southwestern Bell Telephone Company — Cause No. 000662

-	American Electric Power Company, Inc., Public Service Company of Oklahoma and Central and South West Corporation — Cause No. PUD-980000444
Oregon, Public Utility Commission of
-	Pacific Power and Light Company — Revenue Requirements Study

-	Portland General Electric Company — Revenue Requirements Study

-	The Washington Water Power Company and Sierra Pacific Power Company — Docket No. UM-696
Riverside, City of
-	San Onofre Nuclear Generating Station
Sherman, Texas
-	General Telephone Company of the Southwest
Tennessee Public Service Commission
-	United Inter-Mountain Telephone Company — Docket Nos. U-6640, U-6988 and U-7117
Texas Attorney General
-	Southwestern Bell Telephone Company
Texas, Public Utility Commission of
-	Texas Power & Light Company — Docket Nos. 178 and 3006

-	Southwestern Bell Telephone Company — Docket Nos. 2672, 3340, 4545 and 8585

-	Houston Lighting & Power Company — Docket Nos. 2448, 5779 and 6668

-	Lower Colorado River Authority — Docket No. 2503

-	Gulf States Utilities Company — Docket No. 2677

-	General Telephone Company of the Southwest — Docket Nos. 3094, 3690 and 5610

-	Central Telephone Company — Docket No. 9981

-	Southwestern Public Service Company and Public Service Company of Colorado — Docket No. 14980

-	FPL Group, Inc. and Entergy Corporation — Docket No. 23335

-	Reliant Energy HL&P — Docket No. 22355
Utah Public Service Commission
Applicants’ Ex. TJF-1.1

5

-	Utah Power and Light Company — Docket No. 76-035-06
Vermont Public Service Board
-	New England Telephone and Telegraph Company — Docket Nos. 3806 and 4546
Waco, Texas
-	Texas Power & Light Company
Washington Utilities and Transportation Commission
-	The Washington Water Power Company and Sierra Pacific Power Company — Docket No. UE-94-1053 and UE-94-1054

-	Puget Sound Power and Light Company and Washington Natural Gas Company — UE-960195
Washington Metropolitan Area Transit Authority
-	D.C. Transit
Wisconsin Public Service Commission
-	Northern States Power Company and Wisconsin Energy Corporation — 6630-UM-100 and 4220-UM-101

-	WPL Holdings, IES Industries Inc., Interstate Power Company, Inc. — Docket No. 6680-UM-100
Wyoming Public Service Commission
-	Cheyenne Light, Fuel and Power Company (Southwestern Public Service Company and Public Service Company of Colorado) — Docket Nos. 20003-EA-95-40 and 30005-GA-95-39

-	Mountain States Telephone and Telegraph Company — Docket No. 9343, Subs. 5 and 9

-	Organization and Operations Review

-	Pacific Power and Light Company — Docket No. 9454, Sub. 11
Applicants’ Ex. TJF-1.1

6

FIVE-YEAR SUMMARY OF POTENTIAL MERGER COSTS SAVINGS

	Year 1	Year 2	Year 3	Year 4	Year 5	5-Year
Potential Areas ($ in 000s)	2007	2008	2009	2010	2011	Total
Regulated and Corporate
Staffing
Corporate	$20,053	$29,733	$31,369	$33,080	$34,869	$149,105
Utility	1,749	4,088	4,624	5,184	5,769	21,414

Total	$21,802	$33,821	$35,993	$38,264	$40,638	$170,519

Corporate & Administrative Programs
Administrative & General Overhead	$1,422	$2,171	$2,231	$2,291	$2,354	$10,469
Benefits	0	1,240	1,318	1,400	1,488	5,446
Credit Facilities	329	338	347	357	366	1,737
Directors’ Fees	938	963	989	1,016	1,043	4,950
Facilities	1,678	2,663	2,736	2,811	2,888	12,776
Insurance	1,996	2,051	2,108	2,166	2,226	10,548
Inventory	0	0	0	0	0	0
Professional Services	5,818	5,979	6,144	6,313	6,487	30,740
Regulatory Affairs	0	0	0	0	0	0
Shareholder Services	753	774	796	818	841	3,983
Transportation	0	0	0	0	0	0

Total	$12,935	$16,179	$16,668	$17,173	$17,694	$80,648

Information Technology
Information Technology (Capital)	$1,056	$2,821	$5,428	$8,100	$10,840	$28,244
Information Technology (O&M)	5,788	8,812	12,204	12,510	12,822	52,127

Total	$6,834	$11,633	$17,632	$20,610	$23,662	$80,371

Supple Chain
Contract Services	$2,883	$3,054	$3,229	$3,409	$3,593	$16,167
M&S Purchases	1,415	1,729	2,052	2,384	2,726	10,306

Total	$4,298	$4,783	$5,281	$5,793	$6,319	$26,473

Fuel
Gas Supply	$3,000	$3,000	$3,000	$3,000	$3,000	$15,000

Total	$3,000	$3,000	$3,000	$3,000	$3,000	$15,000

Gross Corporate and Regulated Savings	$48,869	$69,416	$78,574	$84,839	$91,314	$373,011

Total Costs-to-Achieve	($108,787)	($29,893)	($10,325)	($28,947)	($61)	($178,012)

Pre-Merger Initiatives	($717)	($1,453)	($2,206)	($2,979)	($3,770)	($11,125)

Net Corporate and Regulated Savings	($60,635)	$38,072	$66,043	$52,913	$87,483	$183,874

Gross Total Non-Regulated Savings	$4,814	$5,335	$5,921	$6,167	$6,424	$28,661

Costs-to-Achieve	($2,334)	($3,097)	($749)	($2,113)	($1)	($8,297)

Total Non-Regulated Savings	$2,480	$2,237	$5,178	$4,054	$6,423	$20,364

Net Regulated, Corporate and Non-Regulated Savings	($58,156)	$40,307	$71,214	$56,967	$93,906	$204,238
Applicants’ Ex. TJF-1.2

FIVE-YEAR COSTS-TO-ACHIEVE BY CATEGORY

	Year 1	Year 2	Year 3	Year 4	Year 5	5 Year
Potential Areas ($ in 000s)	2007	2008	2009	2010	2011	Total
Regulated and Corporate
Cost to Achieve
Separation Costs	$14,785	$7,625	$0	$0	$0	$22,409
Change-in-Control Costs	15,393	0	0	0	0	15,393
Retention Costs	5,672	0	0	0	0	5,672
Relocation Costs	3,325	0	0	0	0	3,325
System Integration Costs	21,185	22,268	10,325	28,947	61	82,786
Directors & Officers Liability Tail Coverage	2,860	0	0	0	0	2,860
Regulatory Process Costs	10,500	0	0	0	0	10,500
Facilities Integration	3,000	0	0	0	0	3,000
Internal / External Communications	5,500	0	0	0	0	5,500
Integration Costs	6,066	0	0	0	0	6,066
Transaction Costs	20,500	0	0	0	0	20,500

Total Costs-to-Achieve	($108,787)	($29,893)	($10,325)	($28,947)	($61)	($178,012)
Applicants’ Ex. TJF-1.3

ALLOCATION OF REGULATED AND CORPORATE SAVINGS NET OF COSTS-TO-ACHIEVE
Applicants’ Ex. TJF-1.4

5 YEAR TOTAL POTENTIAL SAVINGS DETAIL (O&M/REVENUE REQUIREMENTS)

Regulated Gas IL	Year 1	Year 2	Year 3	Year 4	Year 5	5 Year
Potential Areas ($ in 000s)	2007	2008	2009	2010	2011	Total
Staffing
Corporate	6,792	10,070	10,624	11,809	11,809	50,499
Utility	1,112	2,600	2,941	3,297	3,669	13,620

Total	7,904	12,670	13,565	14,501	15,479	64,119

Corporate & Administrative Programs
Administrative & General Overhead	482	735	755	776	797	3,546
Benefits	—	383	407	432	460	1,682
Credit Facilities	83	86	88	90	93	440
Directors’ Fees	345	354	364	374	384	1,821
Facilities	518	822	845	868	892	3,945
Insurance	734	755	776	797	819	3,945
Inventory	0	0	0	0	0	0
Professional Services	1,971	2,025	2,081	2,138	2,197	10,411
Regulatory Affairs	0	0	0	0	0	0
Shareholder Services	277	285	293	301	310	1,465
Transportation	0	0	0	0	0	0

Total	4,410	5,445	5,608	5,777	5,951	27,191

Information Technology
Information Technology (Reg)	2,178	3,687	5,558	6,435	7,333	25,192
Information Technology (Corporate)	409	714	1,109	1,351	1,599	5,182

Total	2,587	4,401	6,668	7,786	8,932	30,374

Supply Chain (Gas Only)
Contract Services	1,202	1,274	1,347	1,422	1,499	6,743
Materials & Supplies	590	721	856	994	1,137	4,298

Total	1,793	1,995	2,203	2,416	2,636	11,042

Fuel
Gas Supply	1,725	1,725	1,725	1,725	1,725	8,624
Energy Sourcing	0	0	0	0	0	0

Total	1,725	1,725	1,725	1,725	1,725	8,624

Gross Corporate and Regulated Savings	18,419	26,236	29,768	32,204	34,722	141,350

Cost to Achieve
Total Costs-to-Achieve	(36,052)	(9,896)	(3,497)	(9,804)	(21)	(59,269)

Pre-Merger Initiatives
Total PMI	(317)	(642)	(975)	(1,316)	(1,666)	(4,917)

Net Corporate and Regulated Savings – IL	(17,950)	15,698	25,297	21,082	33,035	77,164
Applicants’ Ex. TJF-1.5

ILLINOIS ALLOCATED SAVINGS AND COSTS-TO-ACHIEVE

Operating Company Allocations	Year 1	Year 2	Year 3	Year 4	Year 5	5 Year
($ in 000’s)	2007	2008	2009	2010	2011	Total
Gross Corporate and Regulated Savings
PGLC	16,038	22,886	25,982	28,112	30,315	123,332
NSG	2,381	3,350	3,786	4,092	4,407	18,019

	18,419	26,236	29,758	32,204	34,722	141,350

Cost to Achieve and PMI
PGLC	(32,048)	(9,283)	(3,925)	(9,764)	(1,477)	(56,498)
NSG	(4,321)	(1,255)	(547)	(1,356)	(210)	(7,688)

	(36,369)	(10,538)	(4,472)	(11,120)	(1,687)	(64,186)

Net Corporate and Regulated Savings – IL
PGLC	(16,010)	13,603	22,057	18,348	28,838	66,834
NSG	(1,940)	2,095	3,240	2,736	4,197	10,330

	(17,950)	15,698	25,297	21,082	33,035	77,164
Applicants’ Ex. TJF-1.6

Applicants’ Ex. JFS-1.0
State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy	)
Corporation, The Peoples Gas Light and Coke	)
Company, and North Shore Gas Company	)
)
Application pursuant to Section 7-204 of the	)	Docket No. 06-_________
Public Utilities Act for authority to engage in a	)
Reorganization, to enter into an agreement with	)
affiliated interests pursuant to Section 7-101,	)
And for such other approvals as may be required	)
under the Public Utilities Act to effectuate the	)
Reorganization.	)
Direct Testimony of
James F. Schott
Vice President – Regulatory Affairs
WISCONSIN PUBLIC SERVICE CORPORATION

Q.	Please state your name and business address.

A.	My name is James F. Schott. My business address is Wisconsin Public Service Corporation (“WPSC”), 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307-9001.

Q.	Mr. Schott, by whom are you employed and in what capacity?

A.	I am the Vice President – Regulatory Affairs of WPSC.

Q.	On whose behalf are you offering this testimony?

A.	I am offering this testimony on behalf of WPS Resources Corporation (“WPS Resources”), an applicant in this proceeding, in support of the Application for various approvals from the Illinois Commerce Commission (“Commission”) that are required in connection with a series of transactions pursuant to the July 8, 2006 Agreement and Plan of Merger (the “Agreement” attached as Attachment A to the Application) among WPS Resources, Wedge Acquisition Corp. (“Wedge”) and Peoples Energy Corporation (“PEC”) (the “Merger”) by which PEC will become a wholly-owned subsidiary of WPS Resources. The Merger will, among other things, result in a “reorganization” as that term is used in 220 ILCS 5/7-204, of The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, the “Gas Companies”).

Q.	Mr. Schott, please describe your education and business experience.

A.	I am a 1979 graduate of Georgetown University with a Bachelor of Science in Business Administration. I received a Masters in Business Administration from the University of Wisconsin – Milwaukee in 1993. I was employed by Arthur Andersen & Co. from 1979 to 1990, specializing in public utility taxation and ratemaking. From 1990 through 2002,
Docket No. 06-
Applicants’ Ex. No. JFS-1.0

I was employed by Wisconsin Gas Company in various finance and operating responsibilities. I have been in my current position since January 2003. I am a licensed Certified Public Accountant in the State of Wisconsin.

Q.	Please describe your current duties and responsibilities.

A.	My responsibilities include all regulatory and rate matters for all jurisdictions for the regulated businesses of WPS Resources, as well as financial budgets and forecasts for WPSC. I also serve on the board of directors of WPS Resources’ regulated subsidiaries in Michigan and Minnesota, Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation.

Q.	What is the purpose of your direct testimony?

A.	The purpose of my testimony is to support the Application that has been filed in this proceeding. I will address the following topics:
     1) WPS Resources’ proposed package of rate-related initiatives that would (a) postpone the Gas Companies’ planned base rate increases until 2008 at the earliest, (b) establish base rates for 2008 and 2009 based on an historical test year, with no adjustments for Merger-related synergy costs or savings, and (c) postpone any additional base rate increases until 2010 at the earliest. WPS Resources further proposes to recover only certain types of the costs required to achieve the Merger and the synergy savings it will generate. This package will provide customers of the Gas Companies with significant economic benefits and will reasonably allocate the synergy savings generated by the Merger (and the costs to achieve them).
     2) WPS Resources’ willingness to accelerate Peoples Gas’ program to replace cast iron main and ancillary equipment in its distribution system in Chicago. We
Docket No. 06-_______
Applicants’ Ex. No. JFS-1.0

will make a proposal for the system improvement acceleration program, and for cost recovery, in the rate filing that we intend to make in early 2007. These system improvements will speed the enhancement of the reliability and efficiency, and the reduction in operation and maintenance costs, of the Peoples Gas system.
     3) Applicants’ request for authority for the Gas Companies to establish regulatory assets for their allocated shares of the transition costs incurred in achieving synergy savings. It is reasonable for customers to be allocated a share of these costs, because customers will also share in the synergy savings generated by the Merger. WPS Resources’ preliminary allocation of transition costs (and synergy cost savings) is discussed by Mr. Thomas Flaherty of Booz Allen Hamilton in his direct testimony. Ms. Diane Ford describes in her direct testimony the affiliated interest agreements through which most of the transition costs will be allocated to the Gas Companies.
     4) The need for the Commission to take action on the Application promptly. The sooner the Commission acts, the sooner the Gas Companies and their customers will begin benefiting from the Merger. In addition, if the Merger does not close on or shortly after January 1, 2007, the Gas Companies and their customers will be exposed to the risk of potentially higher tax liabilities associated with their gas in storage.
     5) The Merger is not likely to have any significant adverse impact on the retail energy markets regulated by the Commission.
Q.	Please explain WPS Resources’ plan for rate filings by the Gas Companies.

A.	The Gas Companies will postpone the filing of general rate increases until early 2007, so their current rates will remain in place through 2007. The Gas Companies will make filings in early 2007 for general rate increases to take effect in early 2008. These rate
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Applicants’ Ex. No. JFS-1.0

increases will be based on an historical test year that will not include any adjustment for synergy savings or costs associated with the Merger. Thereafter, the Gas Companies would not seek additional general rate increases until at least 2009 (for rates that would take effect no earlier than 2010).
     This proposal will provide significant economic benefits to customers by maintaining the Gas Companies’ current base rates through 2007, basing their 2008 base rates on the companies’ historical cost of service, and maintaining those rates until at least 2010. The Gas Companies have not had a base rate adjustment since 1995. They have stated publicly that their current rates are not sufficient to recover their costs and earn a reasonable return on their capital investment. In fact, they were prepared to file for base rate increases in mid-2006. Maintaining the Gas Companies existing rates through 2007 will enable customers to continue paying base rates based on the Gas Companies’ 1995 cost of service, and the companies will forego recovery of inflationary cost increases during 2008 and 2009.
Q.	How will customers of the Gas Companies benefit from the synergies generated by the Merger?

A.	Under WPS Resources’ proposed rate plan, the Gas Companies would use the synergy savings allocated to them in the first three years after the closing to offset their foregone revenue deficiency recovery in those years; namely, their foregone revenue deficiencies in 2007 and unrecovered inflation in 2008 and 2009 (because rates set for 2008 and 2009 will be based on an historical test year). The foregone revenue deficiency from postponing the Gas Companies’ planned rate filings is $75 million. In this manner, the Gas Companies’ customers will benefit from the Merger’s synergy savings through the
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Applicants’ Ex. No. JFS-1.0

proposed rate plan. Under this plan, the annual net synergy savings allocated to the Gas Companies will be passed on to customers in any new base rates approved for the Gas Companies effective after 2009.

Q.	How will the Gas Companies recover their allocated shares of the costs to achieve the synergy savings?

A.	It is important for the Commission to note that WPS Resources is not seeking to recover from the Gas Companies’ customers any portion of the stock exchange premium over PEC’s market value. Further, Mr. Flaherty estimates that the total costs incurred by the combined company to accomplish the Merger and achieve synergy savings will be approximately $186 million. Of this amount, Mr. Flaherty subtracts $8 million in costs directly related to the non-regulated subsidiaries. Of the $178 million in remaining costs allocable between the combined company’s regulated and non-regulated subsidiaries, WPS Resources is not seeking to recover from the Gas Companies’ customers any of the costs in the change in control and transaction categories of Mr. Flaherty’s analysis, which he estimates will total about $36 million. The types of costs making up the remaining $142 million, and Mr. Flaherty’s estimates by cost type, are as follows:

Separation	$22,410,000
Retention	$5,672,000
Relocation	$3,325,000
System Integration	$82,786,000
D&O Liability Tail	$2,860,000
Regulatory Process	$10,500,000
Facilities Integration	$3,000,000
Communications	$5,500,000
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Applicants’ Ex. No. JFS-1.0

Integration	$6,066,000
Total	$142,018,000
     Of these costs, about $47 million will be allocated to the Gas Companies. WPS Resources requests that the Commission authorize each of the Gas Companies to establish a regulatory asset for its allocated share of these costs. Only the costs actually incurred in these categories and allocated to the Gas Companies would be recorded to the regulatory asset. We further request to amortize the assets over a four-year period beginning January 1, 2010. Under our proposal, the annual amortization of these costs would be recoverable for any test period January 1, 2010 through December 31, 2013. Mr. Flaherty’s estimate of annual synergy savings in 2010 and later years allocated to the Gas Companies ($32-35 million) will exceed the annual amortization of the synergy costs allocated to them (approximately $12 million), thereby creating clear customer benefits in any future rates effective after 2009. These long-term benefits will more than offset the transition cost amortizations. Because these costs will have to be financed out of medium to longer term instruments, we request carrying costs be included in the regulatory assets at each Gas Company’s weighted average cost of capital.
Q.	Why is it reasonable for costs to achieve synergy savings to be included in cost of service?

A.	As with all of the combined company’s subsidiaries, the Gas Companies will be allocated reasonable shares of the costs incurred to combine the operations of the WPS Resources and PEC holding company systems, and to achieve synergy savings that will be allocated to the subsidiaries on the same basis as the transition costs. Because the synergy savings
Docket No. 06-
Applicants’ Ex. No. JFS-1.0

will result in a lower cost of service, it is only reasonable that a share of the costs to achieve those savings be reflected in the cost of service.

Q.	Why is a four-year amortization period reasonable for the synergy costs?

A.	Four years is an appropriate period in order to mitigate the impact on rates of recovering these costs in a single year. Further, the four-year amortization period will approximate the period over which the synergy costs will be incurred. It will also ensure that annual synergy savings will exceed the annual amortization of transition costs over the four-year period.

Q.	Please describe WPS Resources’ willingness to accelerate the replacement of cast iron mains and ancillary equipment in the Peoples Gas distribution system in Chicago.

A.	Peoples Gas has a program in place to replace the large amount of cast iron mains in its distribution system. This program is enhancing the reliability and efficiency of the Peoples Gas system. Cast iron mains are a legacy of older natural gas distribution systems that were constructed when cast iron was the state-of-the-art material. Cast iron main systems must be operated at lower pressure and are more susceptible than newer systems to leaks, water infiltration, and cracking due to seasonal freeze and thaw cycles. Because of these problems, cast iron mains require higher operation and maintenance costs. Because they require more maintenance and repair, the relatively high percentage of cast iron main in the Peoples Gas system increases the risks of traffic and business disruptions caused by planned and unplanned gas main work.

Today, natural gas distribution systems are constructed using mains made of polyethylene plastic and cathodically protected steel. These materials are more durable than cast iron, allow operations at higher pressures, and eliminate the operation and
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Applicants’ Ex. No. JFS-1.0

maintenance problems associated with cast iron mains. For these reasons, the replacement of cast iron mains with mains made of these materials has significant benefits for Peoples Gas customers. Additional benefits will result from the replacement and upgrading of meters and other ancillary equipment in conjunction with the replacement of the mains. Meter replacement can result in moving meters out of buildings to external locations that are more desirable from a customer and operating perspective.
     Peoples Gas’ cast iron main replacement program has been in place since the 1980’s. According to the testimony of Mr. Douglas Ruschau of PEC, before the Merger Peoples Gas was targeting the replacement of approximately 40 miles of cast iron main per year. At that rate, all cast iron main in the system would be eliminated about 50 years from now.
     Because of the importance of this effort to Peoples Gas’ customers and the City of Chicago, WPS Resources is willing to accelerate Peoples Gas’ system improvement program. Our goal is to approximately double the annual capital investment associated with this program. The actual amount of the increase is difficult to estimate, given the complexities of replacing gas mains in a highly urban environment. We will make a more refined proposal in the filing in early 2007 for rate adjustments to take effect in early 2008. In that proposal, we will also address the method for recovering the revenue requirements associated with the accelerated system improvement effort.
Q.	Why do the Applicants seek expeditious review and approval of the Merger?

A.	We seek approval of the Merger by year-end so as to close the Merger on or shortly after January 1, 2007, in order to provide the Gas Companies’ customers with the benefits
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Applicants’ Ex. No. JFS-1.0

from the Merger as soon as possible, and to minimize the uncertainty created by the pending nature of the Merger, and the resulting stress on the employees of the WPS Resources and PEC holding company systems. Additionally, in this case, approval in time for a closing on or shortly after January 1, 2007 will avoid a risk of higher tax liability associated with gas in storage.

Q.	Why will the Gas Companies and their customers be exposed to a risk of higher tax liability if the Merger does not close until after January 1, 2007?

A.	Under the Internal Revenue Code, the Merger will cause PEC’s tax year to end. In other words, PEC will have to file a tax return for the period October 1, 2006 through the Merger closing date. For this return, the Gas Companies will have to take gas in storage inventories as of the tax year-end, i.e., the Merger closing date. If the Merger closing date occurs when gas in storage inventories are low (which is increasingly likely from mid-January through March), the costs used to price withdrawals and the resulting cost of gas sold for tax purposes will be the historically lower cost of gas. This historically lower cost of gas results from the seasonal reduction in Last In, First Out (“LIFO”) inventory during the period from October 1, 2006 to the date the transaction closes. This decrease in the cost of gas sold will in turn result in higher taxable income and therefore a higher tax liability. As inventory balances decline from January 1st, the draw down of the LIFO gas in storage inventory that will be reflected in taxable income grows until the storage fill cycle begins.
     However, the proposed Merger does not cause PEC’s financial accounting year to end. Therefore, the costs used to price the cost of gas sold for financial reporting purposes will not reflect the recognition for tax purposes of a temporary reduction in
Docket No. 06-
Applicants’ Ex. No. JFS-1.0

LIFO inventory during the same period. The difference in cost of gas sold recorded on the PEC tax return as compared to what will be recorded for financial reporting purposes is a temporary book-to-tax difference that will result in the recognition of a deferred tax asset. The resulting reduction in deferred tax balances will impact the deferred income tax balances that are included in future rate proceedings. Since the book-to-tax difference will be a deferred tax asset, the impact will be to increase rate base, thus increasing the Gas Companies’ rates in the future. While this is not a permanent difference the difference will exist as long as there is no significant year-to-year draw down of inventory. Since no such draw down is expected, this deferred tax asset will increase rate base for the foreseeable future.

Q.	Can this risk of increased tax liability be mitigated?

A.	The most direct way to mitigate the risk would be for the Merger to close on or shortly after January 1, 2007 so that the decrease in storage gas inventory at the tax year-end is minimized. The Agreement requires the Merger to close two business days following receipt of all required approvals.
     Alternatively, the Gas Companies may be able to mitigate the higher tax liability by purchasing replacement inventory so that it is on hand at the tax year-end. However, this could expose the Gas Companies and their customers to the risk of higher gas commodity costs.
Q.	What action does WPS Resources request from the Commission on this issue?

A.	If (a) the Merger does not close on or shortly after January 1, 2007, and (b) the Gas Companies are not able to mitigate the higher tax liability, we request that the Commission authorize the Gas Companies to reflect in future rate proceedings the
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Applicants’ Ex. No. JFS-1.0

revenue requirement impacts of the recognition for tax purposes of a temporary reduction in LIFO gas in storage inventory as of the closing date. But I want to reiterate that the most important reason for an expedited review and approval process is to enable us to close the Merger as soon as possible to begin bringing its benefits to the Gas Companies’ customers. Therefore, so that the benefits of the Merger can be realized as soon as possible, we are requesting the Commission’s approval no later than December 28, 2006, which would enable a closing on or shortly after January 1, 2007.

Q.	Is the Merger likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction?

A.	No, it is not. Those markets include the Illinois retail gas and retail electric markets. My testimony on this issue is based on publicly available information from the Commission’s web site.

Q.	Please discuss the likely effect of the Merger on competition in the Illinois retail gas market.

A.	The Merger should have no material adverse impact on this market. Under Illinois law, retail gas customers may purchase their gas supply from suppliers other than the Gas Companies and have the third-party gas supplies delivered to them over the Gas Companies’ gas distribution system. This competitive market will not change as a result of the merger. WPS Resources will not, and cannot legally, take any action to exclude alternative retail gas suppliers from the Gas Companies’ gas systems. There is no incentive to do so. As with WPS Resources’ regulated gas distribution operations in Wisconsin, Michigan and Minnesota, the Gas Companies operate under one-for-one gas cost recovery mechanisms that provide no return on the sale of the gas commodity. WPS
Docket No. 06-
Applicants’ Ex. No. JFS-1.0

Resources’ gas utilities, including the Gas Companies, are just as willing to serve customers who take only transportation service as opposed to system customers who purchase bundled service.

Q.	Are the existing and new affiliates of the Gas Companies pertinent to an analysis of the current status of the competitive retail gas market?

A.	Yes, they are. Both WPS Resources and PEC have non-regulated energy marketing subsidiaries that serve the Illinois retail gas market. WPS Energy Services, Inc. (“ESI”), a wholly-owned subsidiary of WPS Resources, is a certified Alternative Gas Supplier (“AGS”) that offers energy supplies and related services to wholesale and retail participants in the non-regulated energy marketplace. Similarly, Peoples Energy Services Corporation (“PESC”), a wholly-owned subsidiary of PEC, is a certified AGS that provides natural gas and related services to business and residential customers.
     The retail gas market in Illinois appears to support robust competition, with slightly over 40% of natural gas deliveries to end-users being made by non-regulated gas suppliers.1 Based on total end-use gas deliveries, none of the 65 non-regulated gas suppliers had a market share greater than 6% in calendar year 2005.2 Given those facts, WPS Resources’ intent to combine the operations of ESI and PESC will result in a competitor with a combined market share of less than 12%. This will have no significant negative impact on competition in the Illinois gas market.

[1] Illinois Commerce Commission, “Annual Report On The Development Of Natural Gas Markets In Illinois”, July 2006, p. 3.

[2] Id.
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Applicants’ Ex. No. JFS-1.0

Q.	What is the likely effect of the Merger on the competitive retail electric market in Illinois?

A.	The Merger should have no material effect on competition as it relates to electric generation. WPS Resources is not planning to acquire any existing electric generation facilities from PEC as part of the Merger because PEC is in advanced negotiations to sell its only ownership interest in an electric generating facility, a 50% interest held by PEC subsidiaries in Elwood Energy, LLC, which owns a 1,400 MW peaking facility near Chicago.
     The combination also should have no significant effect on the competitive retail electric market as it relates to Alternative Retail Electric Suppliers (“ARES”) that sell power and energy to retail customers, delivered to the customer through the pertinent utility’s distribution system. ESI and PESC serve the retail electric market in Illinois in addition to their activities in the gas market described above. ESI is a certified ARES that offers electricity and power, and single billing service, to eligible non-residential retail customers with annual electrical consumption greater than 15,000 kWh throughout the vast majority of Illinois. PESC is a certified ARES that offers electric power and energy to non-residential customers throughout Illinois. With nineteen alternative suppliers qualified to sell power and energy to retail customers,3 the combining of ESI and PESC into a single entity will have no significant adverse impact on competition in the Illinois retail electric market. In fact, by taking advantage of synergies between the

[3] Illinois Commerce Commission, “Retail And Wholesale Competition In The Illinois Electric Industry: Third Triennial Report”, May 2006, p. 17.
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Applicants’ Ex. No. JFS-1.0

two organizations, the combined entity may very well be able to better compete with utilities on price, thereby fostering competition.

Q.	Does this conclude your direct testimony?

A.	Yes, it does.
Docket No. 06-
Applicants’ Ex. No. JFS-1.0

Applicants’ Ex. DLF-1.0
State Of Illinois
Illinois Commerce Commission

WPS Resources Corporation, Peoples Energy	)
Corporation, The Peoples Gas Light and Coke	)
Company, and North Shore Gas Company	)
)
Application pursuant to Section 7-204 of the	)	Docket No. 06-
Public Utilities Act for authority to engage in a	)
Reorganization, to enter into an agreement with	)
affiliated interests pursuant to Section 7-101,	)
And for such other approvals as may be required	)
under the Public Utilities Act to effectuate the	)
Reorganization.	)
Direct Testimony of
Diane L. Ford
Vice President — Controller and Chief Accounting Officer
WPS RESOURCES CORPORATION

Q.	Please state your name and business address.

A.	My name is Diane L. Ford, and my business address is WPS Resources Corporation, 700 North Adams Street, P.O. Box 19002, Green Bay, Wisconsin 54307-9002.

Q.	Ms. Ford, by whom are you employed and in what capacity?

A.	I am the Vice President — Controller and Chief Accounting Officer, WPS Resources Corporation (“WPS Resources”).

Q.	On whose behalf are you offering this testimony?

A.	I am offering this testimony on behalf of WPS Resources, an Applicant in this proceeding, in support of the Application for various approvals from the Illinois Commerce Commission (“Commission”) that are required in connection with a series of transactions pursuant to the Merger Agreement (Attachment A to the Application) between WPS Resources and Peoples Energy Corporation (“PEC”) by which PEC will become a wholly-owned subsidiary of WPS Resources (the “Merger”). The Merger will result in a “reorganization” as that term is used in 220 ILCS 5/7-204 of two Illinois natural gas public utility subsidiaries of PEC, The Peoples Gas Light and Coke Company (“Peoples Gas”) and North Shore Gas Company (“North Shore”) (collectively, the “Gas Companies”).

Q.	Ms. Ford, please describe your education and business experience.

A.	I graduated from the University of Wisconsin — Green Bay in 1975 with a Bachelors degree in Accounting. I received a Masters Degree in Business Administration from the University of Wisconsin — Oshkosh in 1981. I joined Wisconsin Public Service Corporation (“WPSC”) in 1975 as a Corporate Accounting Assistant. I held various

Docket No. 06-
Applicants’ Ex. DLF-1.0

positions in WPSC’s Accounting Department prior to being named Controller in 1992. I am currently WPS Resources’ Vice President — Controller and Chief Accounting Officer.

Q.	Please describe your current duties and responsibilities.

A.	I am responsible for providing financial reports and appropriate disclosures for external reporting purposes and also providing financial and operating cost information for management purposes. I am also responsible for determining and administering appropriate tax and accounting policies, internal controls, procedures, and systems for the various accounting and tax areas across all WPS Resources companies. I provide leadership, direction, and support to all accounting and tax functions at WPS Resources. I also manage compliance with various federal and state affiliated interest compliance rules and I manage the relationship with our external auditors.

Q.	What is the purpose of your direct testimony?

A.	I sponsor and describe the agreements and other arrangements that will govern transactions by and among WPS Resources and its subsidiaries (including PEC and its subsidiaries) immediately after the Merger closes. As I will discuss, we generally propose to maintain the existing, approved affiliated interest agreements and other arrangements currently in place within the WPS Resources and PEC holding company systems, and to incorporate PEC and its subsidiaries into the WPS Resources affiliated interest agreements as appropriate. This is intended to be an interim step because WPS Resources is evaluating the formation of a service company that will provide shared services to all subsidiaries in the combined company. I will describe the steps we will take in the interim to ensure that the costs of shared resources are properly allocated among the subsidiaries of the combined company — including the Gas Companies. I also

Docket No. 06-
Applicants’ Ex. DLF-1.0

discuss our general approach to allocating transition costs and synergy savings among the various subsidiaries of the combined company. Finally, I sponsor the proposed accounting entries for the Merger.

Q.	What are your responsibilities with respect to WPS Resources’ affiliated interest agreements?

A.	Among my duties as Controller is the responsibility for maintaining the affiliated interest agreements, obtaining approval of them by the appropriate governmental agencies, ensuring compliance with the agreements by WPS Resources and its subsidiaries, developing and maintaining accurate and effective systems for documenting and auditing the proper allocation of costs consistent with the agreements, and providing regulators with auditable information on WPS Resources’ implementation of the agreements.

Q.	Please describe the affiliated interest agreements that WPS Resources currently has in place to govern transactions among WPS Resources and its subsidiaries.

A.	The WPS Resources Affiliated Interest Agreement dated March 31, 2006 (“Regulated Agreement”) governs the provision of services, goods and property by and among WPS Resources, WPSC and WPS Resources’ other regulated subsidiaries, which include Upper Peninsula Power Company (“UPPCo”), Michigan Gas Utilities Corporation (“MGU”) and Minnesota Energy Resources Corporation (“MERC”). More specifically, the Regulated Agreement covers management, supervisory, construction, engineering, accounting, legal, financial, human resources, information services, and other administrative services, as well as customer service and accounting, billing, plant operations, distribution operations, transmission operations, and other services. In addition, the Regulated Agreement governs the furnishing of property, employees, rights,

Docket No. 06-
Applicants’ Ex. DLF-1.0

interests or other things of commercial value. WPSC is the primary but not exclusive provider of services to WPS Resources’ regulated subsidiaries under the Regulated Agreement. The Regulated Agreement, as amended for approval in this proceeding, is Applicants’ Ex. DLF-1.1 (and is also Attachment B to the Application).
     The Master Affiliated Interest Agreement dated May 21, 1997 (“Non-Regulated Agreement”) governs the provision of services, goods and property among WPS Resources, WPSC and WPS Resources’ non-regulated subsidiaries. WPSC is also the primary provider of services under the Non-Regulated Agreement. In general, services provided by WPSC to non-regulated affiliates are priced at the greater of fully-loaded cost or market, and services provided to WPSC by non-regulated affiliates are priced at the lower of fully-loaded cost or market. The Public Service Commission of Wisconsin (“PSCW”) approved the Non-Regulated Agreement by order dated May 21, 1997 in Docket 6690-AU-103.
Q.	Has the Regulated Agreement been approved by state utility commissions?

A.	Yes, it has. The PSCW originally approved the Regulated Agreement by order dated February 2, 1999 in Docket 6690-AU-107 when WPS Resources acquired UPPCo. The PSCW re-approved the agreement by order dated March 23, 2006 in Docket 6690-AU-110 when WPS Resources organized MGU and MERC to own and operate natural gas distribution systems acquired from Aquila, Inc. In addition, the Michigan Public Service Commission (“MPSC”) approved the Regulated Agreement by order dated October 3, 2002 in Case No. U-12134. The agreement is currently before the Minnesota Public Utilities Commission for approval in connection with WPS Resources’ acquisition of

Docket No. 06-
Applicants’ Ex. DLF-1.0

Aquila’s natural gas distribution system in Minnesota, and we do not anticipate any issues in getting that approval.

Q.	What is WPS Resources’ history of compliance with state affiliated interest standards?

A.	WPS Resources is proud of its accomplishments in achieving efficiencies through effective and fair cost sharing among its regulated and non-regulated operations. One of the requirements of the Wisconsin Utility Holding Company Act (“WUHCA”) (Wis. Stats. § 196.795) is that the PSCW audits each holding company system every three years regarding its compliance with PSCW-approved affiliated interest agreements, and provides a report to the state legislature regarding the audit. WPS Resources has been audited twice and the PSCW has not identified any significant issues with our compliance. The PSCW issued positive reports on our compliance to the legislature in September 1999 and October 2002. The PSCW is currently completing its third audit of WPS Resources and no significant issues have been brought to our attention.
     Each year, WPS Resources is required to file an extensive report with the PSCW on inter-company transactions and compliance with various provisions of WUHCA. The PSCW has been complimentary on the completeness of those reports and has never raised any significant issues with us arising from the reports. We are also required to file annual reports on affiliate transactions with the MPSC and it has raised no concerns in response to any of those filings to date. The MPSC also audited the inter-company transactions between UPPCo and WPSC and other WPS Resources subsidiaries in UPPCo’s recent base rate case, Case No. U-14745, without raising any issues.

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Applicants’ Ex. DLF-1.0

Q.	How does the Regulated Agreement allocate costs between WPS Resources’ regulated subsidiaries?

A.	Shared services provided by or to regulated subsidiaries under the Regulated Agreement are at fully-loaded cost. A “fully-loaded” cost includes the direct and indirect costs incurred by the regulated subsidiary in providing the service. For example, if a regulated affiliate employee does work for an affiliate at fully-loaded cost, the cost charged to the affiliate includes a time-based share of the employee’s actual compensation, plus overheads that include an allocable share of pensions and other benefits, non-productive time, and other administrative and general costs (such as office space, telephone and equipment costs). Likewise, overheads including carrying costs are allocated to the direct cost of equipment, materials, supplies and other resources used directly in providing a service.

Q.	How would the Regulated Agreement ensure that the Gas Companies pay only the reasonable costs for services, goods and property?

A.	The Regulated Agreement provides that regulated public utilities are to be charged the lower of the actual costs or the market price when receiving goods or services from a non-regulated affiliate. Consistent with SEC rules 87, 90 and 91,[1] under the Regulated Agreement, services provided by one regulated affiliate to another regulated affiliate shall be charged at an amount equal to the fully-loaded cost incurred by the Providing Party in providing such service to the Recipient Party.

[1] 1 7 C.F.R. §§ 250.87, 250. 90, and 250.91.

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Applicants’ Ex. DLF-1.0

Q.	Are you familiar with how the fully-loaded costs compare with market prices?

A.	Yes, I am. Pursuant to PSCW requirements, WPS Resources performs a market pricing study on its inter-company services every year. The study is used by the PSCW to compare WPSC’s fully-loaded cost of its services to the market price of such services. These studies have historically shown that WPSC’s fully-loaded cost of services does not exceed market prices. Because of this longstanding relationship, the PSCW has approved the provision of services between regulated subsidiaries in the WPS Resources holding company system at fully-loaded cost.

Q.	What affiliated interest agreements does WPS Resources propose to govern its inter-affiliate transactions in Illinois immediately after the Merger closes?

A.	Because we expect the Merger to close on or shortly after January 1, 2007, and because WPS Resources is evaluating the formation of a service company, we propose to maintain the existing affiliated interest agreements and other arrangements in the WPS Resources and PEC holding company systems. We propose to add PEC and the Gas Companies to the Regulated Agreement. In addition, we would add PEC and its non-regulated subsidiaries to the Non-Regulated Agreement. The WPS Resources agreements would govern the provision of services by WPS Resources and its subsidiaries to PEC and its subsidiaries, as appropriate. In order to avoid overlap between the WPS Resources and PEC agreements, we propose to keep PEC’s existing affiliate agreements and arrangements in place to govern transactions among PEC and its subsidiaries.

Docket No. 06-
Applicants’ Ex. DLF-1.0

Q.	What agreements are you proposing for Commission approval at this time?

A.	We seek the Commission’s approval of the Regulated Agreement. This agreement is Applicants’ Ex. DLF-1.1.

Q.	Why aren’t you seeking approval of the Non-Regulated Agreement?

A.	Only PEC and its non-regulated subsidiaries will be added to the Non-Regulated Agreement. The Gas Companies will not provide or receive services under that agreement. As among the Gas Companies and WPS Resources and its pre-Merger subsidiaries, the only transactions of the type covered by the Regulated Agreement, i.e., the provision of shared corporate services and goods, will be pursuant to the Regulated Agreement.

Q.	Why should the Commission approve the Regulated Agreement?

A.	The Regulated Agreement will allow the costs associated with common facilities, systems and personnel to be shared over a larger regulated customer base than WPSC, Peoples Gas or North Shore presently have. With the addition of the Gas Companies, WPS Resources’ regulated affiliates will have over 1.6 million natural gas customers and almost 500,000 electric customers. The agreement will also facilitate the reduction of administrative and general costs per customer through the achievement of synergy savings, as described by Mr. Thomas Flaherty of Booz Allen Hamilton in his testimony.

Q.	What systems does WPS Resources have in place to ensure compliance with the Regulated Agreement?

A.	WPS Resources has effective systems in place to (1) train (and retrain) employees on affiliated interest requirements, including proper accounting of time and costs, (2) document compliance, (3) identify and resolve potential areas of non-compliance, and (4)

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Applicants’ Ex. DLF-1.0

provide transparent and readily auditable records of compliance (and non-compliance). As required by the MPSC’s affiliated interest rules, WPS Resources is now required to conduct internal audits of its affiliate transactions and its compliance with its policies and procedures. We have performed a number of these audits, and our internal audit department has not found any significant problems. WPS Resources’ inter-company billing process requires internal review and approval before invoices are paid. Through this process we are able to correct erroneous charges in a timely manner.

Q.	How can the Commission be assured that the Gas Companies are charged correctly and that shared costs are allocated properly to them?

A.	In addition to the internal and external review and audit processes I have described, the Commission will have access to all accounts and records within the WPS Resources holding company system relating to transactions with the Gas Companies, including access to accounts and records of joint or general expenses, any portion of which may be applicable to such transactions.

Q.	You have mentioned that PEC’s existing Commission-approved affiliated interest agreements and other arrangements will remain in place after the Merger. Please identify the existing PEC affiliated interest agreements and arrangements that will remain in effect and will apply to transactions among PEC and its subsidiaries after the Closing.

A.	These agreements or arrangement are the following:
     1) Personal Property Transfer Agreement among PEC, Peoples Gas and North Shore dated December 22, 1975, approved by the Commission in Docket 60270, as supplemented June 21, 1976, providing for the transfer of personal property among the parties.

Docket No. 06-
Applicants’ Ex. DLF-1.0

     2) Agreement among PEC, Peoples Gas and North Shore for the provision of services by any one of them to the other, dated July 17, 1969, approved by the Commission in Docket 55071.
     3) Renewed Storage Service Agreement dated August 21, 1987 between Peoples Gas and North Shore, pursuant to which Peoples Gas provides storage service to North Shore, approved by the Commission in Docket 57988.
     4) Arrangement for borrowing and lending of funds between Peoples Gas and North Shore, approved by the Commission in Docket 04-0602.
     5) Arrangement for Peoples Gas and North Shore to borrow funds from PEC, approved by the Commission in Docket 04-0603.
     6) Firm Transportation Service Contract dated September 10, 1996, for the transportation of gas by Peoples Gas for Peoples Energy Resources Corporation, approved by the Commission in Docket 96-0452.
     7) Firm Peaking Gas Supply and Services Agreement dated September 10, 1996 between Peoples Energy Resources Corporation and Peoples Gas whereby Peoples Gas purchases firm peaking gas supply services from Peoples Energy Resources Corporation, approved by the Commission in Docket 96-0452.
Q.	What methodology will the combined company use to allocate transition costs and synergy savings to its various subsidiaries?

A.	Mr. Flaherty presents allocation factors and allocations he developed to provide an indication of the amounts of the projected transition costs and synergy cost savings that would be allocated to the various subsidiaries of the combined company. We are still evaluating the methodology we will use to allocate such costs and savings after the

Docket No. 06-
Applicants’ Ex. DLF-1.0

Merger closes. Initially, the primary mechanism for allocating transition costs (the costs of achieving synergy savings) and the costs of the combined company’s shared services will be the WPS Resources and PEC affiliated interest agreements and arrangements that will remain in place after the Merger closes. We will continue to evaluate the methodology for allocating transition costs and synergy savings among the subsidiaries of the combined company, and will provide additional information as our evaluation progresses.

Q.	What accounting entries does WPS Resources propose for the merger?

A.	These are presented in Applicants’ Ex. DLF-1.2 (which is also attached as Attachment C to the Application).

Q.	Did you prepare Applicants’ Ex. DLF-1.2?

A.	Yes, I prepared it with the assistance of accounting professionals at PEC.

Q.	Will Applicants file final accounting entries for the Merger after it closes?

A.	Yes. We will file the final journal entries for the purchase as soon as we are completed with all the valuations. We expect this to be done in 6 to 9 months.

Q.	Does this conclude your direct testimony?

A.	Yes, it does.

Docket No. 06-
Applicants’ Ex. DLF-1.0

AFFILIATED INTEREST AGREEMENT
          THIS AFFILIATED INTEREST AGREEMENT (“Agreement”) is entered into this ___day of                     , 2006, between WPS Resources Corporation, a Wisconsin public utility holding company headquartered in Green Bay, Wisconsin (“WPS Resources”); Wisconsin Public Service Corporation, a Wisconsin public utility corporation headquartered in Green Bay, Wisconsin (“WPSC”) which is a wholly owned subsidiary of WPS Resources; Upper Peninsula Power Company, a Michigan public utility corporation headquartered in Houghton, Michigan (“UPPCO”) which is a wholly owned subsidiary of WPS Resources; Michigan Gas Utilities Corporation, a Delaware public utility corporation headquartered in Green Bay, Wisconsin (“MGU”) which is a wholly owned subsidiary of WPS Resources; Minnesota Energy Resources Corporation, a Delaware public utility corporation headquartered in Green Bay, Wisconsin (“MER”) which is a wholly owned subsidiary of WPS Resources; The Peoples Gas Light and Coke Company, an Illinois public utility corporation headquartered in Chicago, Illinois (“PGL”) which is a wholly owned subsidiary of WPS Resources; and North Shore Gas Company, an Illinois public utility corporation headquartered in Waukegon, Illinois (“NSG”) which is a wholly owned subsidiary of WPS Resources. All of the parties to this agreement shall be collectively referred to as “Parties” or “Affiliates”.
WITNESSETH
     WHEREAS WPS Resources is the parent holding company for WPSC, UPPCO, MGU, MER, PGL, and NSG, as well as other companies in the WPS Resources system with limited support staff, that provide select support services across all affiliated companies.
     WHEREAS, each of the Parties are an affiliated interest of each other pursuant to applicable Wisconsin, Michigan, Minnesota, and Illinois law; and
Applicants’ Ex. DLF-1.1

     WHEREAS, WPSC and UPPCO as Parties to this Agreement, are utility operating companies and are engaged in the business of providing electric power and energy; and WPSC, MGU, MER, PGL, and NSG, as Parties to this Agreement, are utility operating companies engaged in the distribution and sale of natural gas; and,
     WHEREAS, the Parties desire to plan and operate their utility businesses through integration of certain activities to maximize possible economies of scale by sharing services, employees, properties, information systems, and/or anything else of commercial value to the recipient or transferee; and,
     WHEREAS, from time to time WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG may perform various services for each other; and,
     WHEREAS, from time to time the Parties may make their property, as defined in Section 196.795, available to or for use by each other; and,
     WHEREAS, the Parties intend that this Agreement shall establish the terms, conditions, and procedures which shall apply to the sharing of services and other transfers of assets, property, rights or things of any kind between WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG which services are not provided for in other agreements between the Parties, and also intend to request that the Public Service Commission of Wisconsin (“PSCW”), Michigan Public Service Commission (“MPSC”), Minnesota Public Utilities Commission (“MPUC”), and Illinois Commerce Commission (“ICC”) (collectively, “Commissions”) approve this agreement pursuant to applicable Wisconsin, Michigan, Minnesota, and Illinois law. NOW, THEREFORE, the Parties agree as follows:
AGREEMENT
     WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG, in consideration of the mutual promises made in this Agreement, agree as follows:
Applicants’ Ex. DLF-1.1

1.0	Provision of Services, Property, Employees, etc.
1.1	WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG may request from one another the furnishing of property, services, employees, rights, interests or other things, or anything of commercial value to the transferee or recipient.

1.2	WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG shall have the right, at their sole discretion, to refuse to provide services, to provide employees or property, or to transfer any right, interest or other thing if so requested; there shall be no exclusive right or right of first refusal associated with the provision of such services, property or things of value; and receiving a refusal to a request under this Agreement shall not be a prerequisite for any Party to obtain from an independent third party any property, service or thing which is subject to this Agreement.

1.3	Refusals of requests by any Party under Section 1.2 shall not terminate this Agreement.
2.0	Term of Agreement.
2.1	WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG intend that the provisions of this Agreement shall continue indefinitely and shall control until and unless this Agreement, or any portion of it, is amended by a written agreement for which the Commissions grant or waive approval. The Agreement may be terminated upon 60 days notice from any Party, but such termination shall not be effective without the approval of the PSCW.
3.0	Types of Services Provided by WPSC.
3.1	The term “services” shall include management, supervisory, construction, engineering, accounting, legal, financial, human resources, information services,
Applicants’ Ex. DLF-1.1

and other administrative services, as well as customer service and accounting, billing, plant operations, distribution operations, transmission operations, or other services.

3.2	The type of services which any Party may render to any other Party are separated into two categories described below. Different methods of establishing charges for each category of services are also enumerated.
3.2.1	Category 1: System Services (performed primarily by WPSC and WPS Resources). WPSC employees have historically and continue to perform most of the functions related to maintenance of shareholder records, investor relations and communications, etc. for all companies in the WPS Resources system.

Examples of the types of services falling into this Category 1 include, but are not necessarily limited to, the following:
–	Stockholder relations, such as responding to stockholder inquiries, appearing before analyst groups and other stockholder communications;

–	Bondholder services, including administration of indenture requirements, supervising paying agents and trustees, and responding to bondholder inquiries;

–	Maintenance of stockholder records and performance of stock and other securities transfers and recordation;

–	Administration of payment of dividends and interest on securities;
Applicants’ Ex. DLF-1.1

–	Administration of stock plans such as automatic dividend reinvestment and stock purchase plans, customer stock ownership plans and employee stock ownership plans;

–	Preparation and submittal to stockholders, the Securities and Exchange Commission and any other appropriate state or federal agency, of required reports relating to WPSC or Affiliates;

–	Advice and assistance in the solicitation and tabulation of proxies, the preparation of proxy solicitation materials and the filing and distribution of such materials;

–	Advice and assistance in the planning and conduct of stockholders’, directors’ and investor relations’ meetings;

–	Listing of securities on appropriate securities exchanges;

–	Maintenance of corporate records and documents;

–	Preparation of financing documents, including indentures, registration statements, prospectuses, stock certificates, loan agreements, bonds and any other documents or instruments required or related to the issuance, sale or purchase of securities by federal or state laws or regulations.
3.2.2	Category 2: All Other Services. These include administrative services and other operational functions which any Party could perform for any other Party.

Examples of the types of services falling into this Category 2 include, but are not necessarily limited to, the following:
Applicants’ Ex. DLF-1.1

–	Establishment and maintenance of accounting systems and books of accounts and financial records;

–	Advice and assistance regarding audits;

–	Advice and assistance regarding accounting, financial and statistical matters;

–	Consolidation of accounting data;

–	Advice and assistance in connection with tax payments and accruals, including preparation, filing, and, where appropriate, prosecution of federal and state tax returns, reports, protests and claims and all matters relating thereto;

–	Advice and assistance regarding the preparation for and response to tax audits;

–	Advice and assistance in corporate communications, public relations, and governmental affairs;

–	Advice and assistance in purchasing activities, materials management, and warehouse activities;

–	Provision of office services such as office automation, photocopying, photography, mail, messenger, printing, and telephones;
–	Advice and assistance regarding development of software, procurement of hardware, and use of electronic data processing equipment and other activities related to information technology services;
Applicants’ Ex. DLF-1.1

–	Advice and assistance with telecommunication services, including wireless technology;

–	Advice and assistance regarding risk management, including insurance matters;

–	Advice and assistance regarding cash management and accounts payable, including borrowing activities and bank relations;

–	Advice and assistance with budgeting and financial planning;

–	Advice and assistance in Human Resource management activities such as employment, training, management development, equal employment opportunity, labor relations, safety, employee issues, employee compensation, employee benefits, and organization design;

–	Provision of employee benefits for both qualified and unqualified employee welfare and pension plans and related programs;

–	Advice and assistance regarding engineering and construction matters, including provision of drafting services;

–	Advice and assistance regarding environmental matters, including testing and analysis;

–	Advice and assistance with maintaining customer records and accounts;

–	Advice and assistance with advertising and marketing;

–	Advice and assistance with operating, maintaining, and constructing generation facilities such as planning, designing and engineering, licensing, administrative support, etc.;
Applicants’ Ex. DLF-1.1

–	Advice and assistance with operating, maintaining, and constructing electric distribution systems such as planning, testing, training, establishing standards and work practices, administrative support, etc.;

–	Advice and assistance with operating, maintaining, and constructing the electric transmission system such as engineering and design services, testing and repair, licensing, planning, administrative support, etc.

–	Advice and assistance with regulatory matters, such as rate design, cost allocation, rate case work, changing regulations, and special studies;

–	Advice and assistance with economic analyses;

–	Advice and assistance with forecasting activities;

–	Advice and assistance with contract administration;

–	Advice and assistance with legal matters;
This list is not intended to be all inclusive since the Parties intend to share any and all services which either party provides.
4.0	Determination and Payment of Costs for Services, Property, and Employees Between WPSC and Affiliates. All services provided from any Party shall be at cost as hereinafter provided.
4.1	Determination of Cost.
4.1.1	Labor Cost.
A.	Each employee of any Party who in any month was involved in providing any service to any other Party, shall for that month
Applicants’ Ex. DLF-1.1

identify the actual time spent providing such services and report the total time spent providing services in the Corporate Labor System that is maintained by WPS Resources.

B.	Based on actual compensation for that individual and the total of hours actually worked, a direct labor dollar hourly rate shall be computed for each such employee identified pursuant to paragraph 4.1.1A.

C.	An overhead shall be established and shall be applied to direct labor dollars (product of Items A and B) to include:
1.	Costs associated with pensions, other post-employment benefits, social security taxes, unemployment compensation, health, dental and life insurance, training, vacation, sick, holiday and other employee benefits;

2.	Average cost of administrative and general costs including, but not limited to, telephone, office supplies, property insurance and miscellaneous expenses, and excluding regulatory commission expense and other nonrelated expenses;

3.	Costs of office space, furniture and equipment based upon current ratepayer cost of capital as authorized by the appropriate Commission.
4.1.2	Equipment Cost. Costs for equipment, other than office furniture and equipment, used in provision of services or otherwise provided will include all operating expenses, applicable overheads, maintenance, depreciation,
Applicants’ Ex. DLF-1.1

return on investment and taxes, income taxes, sales or otherwise. Return on investment shall be calculated using the ratepayer cost of capital authorized by the appropriate Commission. Transportation and vehicle costs used in providing services will be determined based on relative total hours or miles of use or on a vehicle loading applied to labor costs, as appropriate, and will include repairs, maintenance, fuel, depreciation, return on investment and, where appropriate, rental expense. Return on investment shall be calculated using the ratepayer cost of capital authorized by the appropriate Commission.

4.1.3	Materials and Supplies Cost. Costs of materials and supplies specifically used in rendering service to the other Party will be directly determined and charged. All appropriate overheads will follow the assignment of the direct costs. The costs of material will include relative invoice price, shipping expenses, and net of purchase discounts. Appropriate overheads added to the price would include costs of operations which relate to the function of purchasing, receiving, testing, storing, dispensing and accounting for items. Overheads shall also include such items as operation and maintenance costs, rents, depreciation of facilities and equipment.

4.1.4	Other Direct Costs. Other direct costs including but not limited to contract labor, contract services, employee reimbursement for meals and lodging and other costs not included in labor, equipment, materials and supplies will be either accumulated and billed to Affiliates based on actual charges or allocated as a loading on labor costs as appropriate.
Applicants’ Ex. DLF-1.1

4.1.5	Cost to Affiliate. The sum of the direct and indirect charges calculated in accordance with paragraphs 4.1.1, 4.1.2, 4.1.3, and 4.1.4, above, shall constitute the total costs of services provided.

Transactions for labor and other services between WPSR and the regulated subsidiaries will be charged at fully allocated cost under this agreement, with the exception of charges to or from WPSC, which will continue to be governed by the Master Affiliated Interest Agreement approved by the PSCW under docket 6690-AU-103 (or as subsequently revised and approved by the Commission).

4.1.6	Cost Records. Costs of labor, equipment, materials and supplies, depreciation, and other reasonable overheads provided shall be determined in accordance with accounting standards customarily used by such businesses. Each Party will maintain a cost accounting system to accumulate all costs related to services requested by the other Party on an activity, department, project, function, work order, or other appropriate basis as determined by the requesting Party and which are adequate to enable its actual costs in connection with transactions hereunder to be audited and tracked by regulatory bodies having jurisdiction. Costs will be directly assigned to the extent practicable. Where costs cannot be directly assigned, but they have been incurred for the benefit of both Parties, such common costs will be proportionately charged based on a proper ratio, agreed to by the Parties, reflecting the benefits to each Party. Each Party will also maintain records demonstrating the basis and calculation for any allocations to the other Party. Such records will also include:
Applicants’ Ex. DLF-1.1

A.	Time records of hours worked by employees.

B.	Labor charges to the benefiting Party will be determined from such records; including the costs of benefits, payroll taxes, pension, and insurance.

C.	Employee-related expenses and other costs will be maintained by functional group, and will be directly assigned whenever possible, or allocated if necessary, to the appropriate activity, project, function, or work order.
4.2	Charges for Category 1 - System Services. Category 1 services provided shall be charged at cost which is determined under the methods described in Section 4.1. Charges for these services shall be allocated to all companies in the WPS Resources system based upon their respective individual percentages of total assets, operating expenses (less income taxes), and gross payroll compared to the sum of the percentages of these three items for the entire WPS Resources system. Where these services are performed by WPSC, WPSC shall bill WPS Resources for WPS Resources’ and each affiliate’s allocated portion of the appropriate charge. Where these services are performed by UPPCO, MGU, MER, PGL, or NSG, UPPCO, MGU, MER, PGL, or NSG shall bill WPS Resources for the WPS Resources’ and each affiliate’s allocated portion of the appropriate charge. WPS Resources will then allocate these costs and issue credits as appropriate to all WPS Resources affiliates.

The master affiliated interest agreement between WPSR, WPSC, and other non-utility affiliates of WPSR, provides that costs will be billed from WPSC to non-
Applicants’ Ex. DLF-1.1

utility affiliates at the greater of cost or market rather than at cost as provided in this agreement.

In the event that the cost for some of the Category 1 services provided by WPSC is lower than market, any difference between cost and market (mark-up) for those services will either be charged to all other subsidiaries based on allocating factors for Category 1 costs, or at the Company’s option, absorbed by WPSR. Any mark-up charged to WPSR will remain at the holding company level and not be reallocated when the Category 1 costs incurred by WPSR are allocated.

4.3	Charges for Category 2: All Other Services. Each Party shall, bill its charges to the other Party by rendering by the 20th of each month a monthly statement that reflects the billing information necessary to identify the costs charged for the previous month. Bills shall be paid no later than 10 days following the date of the rendered bill. Interest shall accrue on payments which are over due at the prime rate of interest as published in the Wall Street Journal Midwest Edition from the date interest first accrues through the date of payment.
5.0	Capacity, Energy and Transmission Services.

Long term electric capacity and energy and transmission services between WPSC and UPPCO will be provided pursuant to the applicable cost-based tariff or agreement filed with the FERC.

Opportunity sales of electric capacity and energy and transmission services between WPSC and UPPCO will be provided in accordance with the requirements of the:
(1)	then current and applicable provisions of Wisconsin Statutes, Chapter 196, and Wisconsin Administrative Code, Chapter 117,
Applicants’ Ex. DLF-1.1

(2)	the then current and applicable requirements of the FERC approved WPSC market based rates tariff. In the event WPSC offers power to an affiliate at negotiated rates pursuant to this Market Based Rate Tariff, WPSC (a) will not charge the affiliate a rate lower than the rate it charges to non-affiliates; (b) will offer any discount below a specified cost-based rate ceiling which it offers to the affiliate simultaneously to similarly situated third parties by posting the discount offer on an electronic bulletin board; (c) will post on an electronic bulletin board the actual transaction price for any power sale to the affiliate simultaneously with the transaction; and (d) will report any above-cost sales to the affiliate in its quarterly transaction reports under this Market Based Rate tariff.

(3)	and the requirements of the then current FERC Filed Statement of Policy and “Code of Conduct” with Respect to the Relationship Between Wisconsin Public Service Corporation, and Upper Peninsula Power Company and Their Non-operating Affiliates (see attachment #1). In addition, WPSC will notify the PSCW of any proposed changes to the provisions of this FERC “Code of Conduct”.
6.0	Miscellaneous.
6.1	This Agreement shall become effective upon the issuance of approvals or waivers by the Commissions and its execution by all of the Parties.

6.2	This Agreement may be amended or modified by mutual agreement of WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG at any time. Any such modification or amendment shall not become effective until the issuance of approvals or waivers by the Commissions.

6.3	If any governmental or regulatory agency or court of competent jurisdiction holds that any provision of this Agreement is rendered invalid or results in the
Applicants’ Ex. DLF-1.1

impossibility or impracticability of performance hereof, the remainder of this Agreement shall not be affected thereby and shall continue in full force and effect. In the event any provision of this Agreement is so held invalid, the Parties hereto shall promptly renegotiate in good faith new provisions to restore this Agreement as nearly as possible to its original intent and effect.
7.0	Representations and Warranties.
7.1	Each Party hereto has the right, power, and authority to enter into and perform its obligations under this Agreement.

7.2	Each Party has taken all requisite corporate action to approve execution, delivery, and performance of this Agreement, and this Agreement constitutes a legal, valid and binding obligation of each Party enforceable in accordance with its terms.

7.3	The fulfillment of obligations hereunder will not constitute a material violation of any existing applicable law, rule, regulation, or order of any governmental authority. WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG acknowledge that all or portions of this Agreement may be challenged before regulatory agencies or a court of competent jurisdiction by other persons or entities not Parties hereto. In such event, WPS Resources, WPSC, UPPCO, MGU, MER, PGL, and NSG agree that each will use its best efforts before such agencies and courts to support the pursuit and accomplishment of the Parties’ mutual endeavors hereunder.
IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized as of the day and year first above written.

WPS RESOURCES CORPORATION	WISCONSIN PUBLIC SERVICE CORPORATION
Applicants’ Ex. DLF-1.1

By	/ s /	By	/ s /

Name	Joseph P. O’Leary	Name	Diane L. Ford
Title	Senior Vice President & CFO	Title	Vice President – Controller & CAO

UPPER PENINSULA POWER COMPANY		MICHIGAN GAS UTILITIES CORP.

By	/ s /	By	/ s /

Name	Bradley A. Johnson	Name	Phillip M. Mikulsky
Title	Treasurer	Title	Vice President

MINNESOTA ENERGY RESOURCES CORP		PEOPLES GAS LIGHT AND COKE COMPANY

By	/ s /	By

Name	Phillip M. Mikulsky	Name

Title	Vice President	Title

NORTH SHORE GAS COMPANY

By

Name

Title

Applicants’ Ex. DLF-1.1

WPS RESOURCES CORPORATION PROPOSED ACQUISITION OF PEOPLES ENERGY PURCHASE ACCOUNTING ENTRIES

ACCOUNT	ACCOUNT NAME	DEBIT	CREDIT
WPS RESOURCES CORPORATION

176	INVESTMENT IN PEOPLES ENERGY	XXX
301, 311	COMMON STOCK, ADDITIONAL PAID IN CAPITAL		XXX

To record purchase of Peoples Energy Corporation.

THE PEOPLES GAS LIGHT AND COKE COMPANY

186	GOODWILL	XXX
182.3	* REGULATORY ASSET	XXX
190	DEFERRED TAX ASSET	XXX
186	INTANGIBLE ASSET - MINIMUM PENSION LIABILITY		XXX
216/219	EQUITY / RETAINED EARNINGS		XXX
282	DEFERRED TAX LIABILITY		XXX
228.3	PENSION & OPEB LIABILITIES		XXX
207	ADDITIONAL PAID IN CAPITAL		XXX

To record the effect of purchase accounting related to the acquisition of Peoples Gas Light and Coke Company by WPS Resources Corporation

NORTH SHORE GAS COMPANY

186	GOODWILL	XXX
182.3	* REGULATORY ASSET	XXX
190	DEFERRED TAX ASSETS	XXX
186	INTANGIBLE ASSET - MINIMUM PENSION LIABILITY		XXX
216/219	EQUITY / RETAINED EARNINGS		XXX
282	DEFERRED TAX LIABILITIES		XXX
228.3	PENSION & OPEB LIABILITIES		XXX
207	ADDITIONAL PAID IN CAPITAL		XXX

To record the effect of purchase accounting related to the acquisition of North Shore Gas Company by WPS Resources Corporation

*	Created as a result of fair valuing the pension and OPEB liabilities
Applicants’ Ex. DLF-1.2

Docket No. 06-
Information Required Pursuant to
220 ILCS 5/7-204A(a)(3)
For information responsive to the requirements of 220 ILCS 5/7-204A(a)(3), please refer to the direct testimony of Thomas A. Flaherty, Applicants’ Exhibit TJF-1.0, and Applicants’ Exhibit TJF-1.3. For ease of reference, an additional copy of Applicants’ Exhibit TJF-1.3 is attached hereto.

FIVE-YEAR COSTS-TO-ACHIEVE BY CATEGORY

Potential Areas ($ in 000s)	Year 1	Year 2	Year 3	Year 4	Year 5	5 Year
	2007	2008	2009	2010	2011	Total
Regulated and Corporate
Cost to Achieve
Separation Costs	$14,785	$7,625	$0	$0	$0	$22,409
Change-in-Control Costs	15,393	0	0	0	0	15,393
Retention Costs	5,672	0	0	0	0	5,672
Relocation Costs	3,325	0	0	0	0	3,325
System Integration Costs	21,185	22,268	10,325	28,947	61	82,786
Directors & Officers Liability Tail Coverage	2,860	0	0	0	0	2,860
Regulatory Process Costs	10,500	0	0	0	0	10,500
Facilities Integration	3,000	0	0	0	0	3,000
Internal / External Communications	5,500	0	0	0	0	5,500
Integration Costs	6,066	0	0	0	0	6,066
Transaction Costs	20,500	0	0	0	0	20,500

Total Costs-to-Achieve	($108,787)	($29,893)	($10,325)	($28,947)	($61)	($178,012)
Applicants’ Ex. TJF-1.3